Exhibit 99.3

FINANCIAL RESULTS

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank and its subsidiaries (the “Bank”) is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of the Bank and related financial information as presented. International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as the requirements of the Bank Act (Canada) (“Bank Act”) and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.

The Bank’s accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

Management has assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2013 using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 Framework. Based upon this assessment, management has concluded that as at October 31, 2013, the Bank’s internal control over financial reporting is effective.

The Bank’s Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management’s responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank’s system of internal control over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.

The Bank’s Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.

The Office of the Superintendent of Financial Institutions, Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2013 in addition to auditing the Bank’s Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on the following pages of the Consolidated Financial Statements. Ernst & Young LLP have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark	Colleen M. Johnston
Group President and	Group Head Finance, Sourcing and Corporate Communications
Chief Executive Officer	and Chief Financial Officer

Toronto, Canada
December 4, 2013

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 1

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Financial Statements

We have audited the accompanying consolidated financial statements of The Toronto-Dominion Bank, which comprise the Consolidated Balance Sheet as at October 31, 2013 and 2012, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for the years ended October 31, 2013, 2012, and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Toronto-Dominion Bank as at October 31, 2013 and 2012, and its financial performance and its cash flows for the years ended October 31, 2013, 2012 and 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Toronto-Dominion Bank’s internal control over financial reporting as of October 31, 2013, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 Framework and our report dated December 4, 2013 expressed an unqualified opinion on The Toronto-Dominion Bank’s internal control over financial reporting.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

December 4, 2013

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 2

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Internal Control under Standards of the Public Company Accounting Oversight Board (United States)

We have audited The Toronto-Dominion Bank’s internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 Framework (the COSO criteria). The Toronto-Dominion Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting contained in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on The Toronto-Dominion Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2013, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2013 and 2012, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2013 of The Toronto-Dominion Bank and our report dated December 4, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

December 4, 2013

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 3

Consolidated Balance Sheet

(millions of Canadian dollars, except as noted)		As at
	October 31	October 31
	2013	2012
ASSETS
Cash and due from banks	$3,581	$3,436
Interest-bearing deposits with banks	28,855	21,692
	32,436	25,128
Trading loans, securities, and other (Notes 5, 6)	101,928	94,531
Derivatives (Notes 5, 10)	49,461	60,919
Financial assets designated at fair value through profit or loss (Note 5)	6,532	6,173
Available-for-sale securities (Notes 5, 6)	79,541	98,576
	237,462	260,199
Held-to-maturity securities (Note 6)	29,961	–
Securities purchased under reverse repurchase agreements (Note 5)	64,283	69,198
Loans (Note 7)
Residential mortgages	185,820	172,172
Consumer instalment and other personal	119,192	117,927
Credit card	22,222	15,358
Business and government	116,799	101,041
Debt securities classified as loans	3,744	4,994
	447,777	411,492
Allowance for loan losses (Note 7)	(2,855)	(2,644)
Loans, net of allowance for loan losses	444,922	408,848
Other
Customers’ liability under acceptances	6,399	7,223
Investment in TD Ameritrade (Note 11)	5,300	5,344
Goodwill (Note 13)	13,297	12,311
Other intangibles (Note 13)	2,493	2,217
Land, buildings, equipment, and other depreciable assets (Note 14)	4,635	4,402
Current income tax receivable	583	439
Deferred tax assets (Note 27)	1,588	883
Other assets (Note 15)	19,173	14,914
	53,468	47,733
Total assets	$862,532	$811,106
LIABILITIES
Trading deposits (Notes 5, 16)	$47,593	$38,774
Derivatives (Notes 5, 10)	49,471	64,997
Securitization liabilities at fair value (Notes 5, 8)	21,960	25,324
Other financial liabilities designated at fair value through profit or loss (Note 5)	12	17
	119,036	129,112
Deposits (Note 16)
Personal	319,749	291,759
Banks	20,523	14,957
Business and government	203,204	181,038
	543,476	487,754
Other
Acceptances	6,399	7,223
Obligations related to securities sold short (Note 5)	41,829	33,435
Obligations related to securities sold under repurchase agreements (Note 5)	34,414	38,816
Securitization liabilities at amortized cost (Note 8)	25,592	26,190
Provisions (Note 29)	696	656
Current income tax payable	134	167
Deferred tax liabilities (Note 27)	321	327
Other liabilities (Note 17)	28,913	24,858
	138,298	131,672
Subordinated notes and debentures (Note 18)	7,982	11,318
Liability for preferred shares (Note 19)	27	26
Liability for capital trust securities (Note 20)	1,740	2,224
Total liabilities	810,559	762,106
EQUITY
Common shares (millions of shares issued and outstanding: Oct. 31, 2013 – 919.4, Oct. 31, 2012 – 918.2) (Note 21)	19,316	18,691
Preferred shares (millions of shares issued and outstanding: Oct. 31, 2013 – 135.8, Oct. 31, 2012 – 135.8) (Note 21)	3,395	3,395
Treasury shares – common (millions of shares held: Oct. 31, 2013 – (1.9), Oct. 31, 2012 – (2.1)) (Note 21)	(145)	(166)
Treasury shares – preferred (millions of shares held: Oct. 31, 2013 – (0.1), Oct. 31, 2012 – nil) (Note 21)	(2)	(1)
Contributed surplus	170	196
Retained earnings	24,565	21,763
Accumulated other comprehensive income (loss)	3,166	3,645
	50,465	47,523
Non-controlling interests in subsidiaries (Note 22)	1,508	1,477
Total equity	51,973	49,000
Total liabilities and equity	$862,532	$811,106

The accompanying Notes are an integral part of these Consolidated Financial Statements.

W. Edmund Clark	William E. Bennett
Group President and	Chair, Audit Committee
Chief Executive Officer
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 4

Consolidated Statement of Income

For the years ended October 31
(millions of Canadian dollars, except as noted)	2013	2012	2011
Interest income
Loans	$18,514	$17,951	$17,010
Securities
Interest	2,965	3,259	2,720
Dividends	1,048	940	810
Deposits with banks	89	88	369
	22,616	22,238	20,909
Interest expense
Deposits	4,310	4,670	4,466
Securitization liabilities	927	1,026	1,235
Subordinated notes and debentures	447	612	663
Preferred shares and capital trust securities (Notes 19, 20)	154	174	208
Other	700	730	676
	6,538	7,212	7,248
Net interest income	16,078	15,026	13,661
Non-interest income
Investment and securities services	2,831	2,621	2,624
Credit fees	785	745	671
Net securities gains (losses) (Note 6)	304	373	393
Trading income (losses) (Note 23)	(281)	(41)	(127)
Service charges	1,863	1,775	1,602
Card services	1,345	1,039	959
Insurance revenue (Note 24)	3,734	3,537	3,345
Trust fees	148	149	154
Other income (loss)	455	322	558
	11,184	10,520	10,179
Total revenue	27,262	25,546	23,840
Provision for credit losses (Note 7)	1,631	1,795	1,490
Insurance claims and related expenses (Note 24)	3,056	2,424	2,178
Non-interest expenses
Salaries and employee benefits (Note 26)	7,622	7,241	6,729
Occupancy, including depreciation	1,456	1,374	1,285
Equipment, including depreciation	847	825	801
Amortization of other intangibles (Note 13)	521	477	657
Marketing and business development	685	668	593
Brokerage-related fees	317	296	320
Professional and advisory services	1,010	925	944
Communications	281	282	271
Restructuring (Note 29)	129	–	–
Other	2,174	1,910	1,447
	15,042	13,998	13,047
Income before income taxes and equity in net income of an investment in associate	7,533	7,329	7,125
Provision for (recovery of) income taxes (Note 27)	1,143	1,092	1,326
Equity in net income of an investment in associate, net of income taxes (Note 11)	272	234	246
Net income	6,662	6,471	6,045
Preferred dividends	185	196	180
Net income available to common shareholders and non-controlling interests in subsidiaries	$6,477	$6,275	$5,865
Attributable to:
Non-controlling interests in subsidiaries	$105	$104	$104
Common shareholders	6,372	6,171	5,761
Weighted-average number of common shares outstanding (millions) (Note 28)
Basic	918.9	906.6	885.7
Diluted	922.5	914.9	902.9
Earnings per share (dollars) (Note 28)
Basic	$6.93	$6.81	$6.50
Diluted	6.91	6.76	6.43
Dividends per share (dollars)	3.24	2.89	2.61

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 5

Consolidated Statement of Comprehensive Income

For the years ended October 31
(millions of Canadian dollars)	2013	2012	2011
Net income	$6,662	$6,471	$6,045
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities[1]	(493)	689	(246)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(250)	(163)	(122)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations	1,892	92	(796)
Reclassification to earnings of net losses (gains) on investments in foreign operations[3]	4	–	–
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations[4]	(4)	–	–
Net foreign currency translation gains (losses) from hedging activities[5]	(737)	(54)	332
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	668	834	640
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	(1,559)	(1,079)	(738)
	(479)	319	(930)
Comprehensive income (loss) for the year	$6,183	$6,790	$5,115
Attributable to:
Preferred shareholders	$185	$196	$180
Common shareholders	5,893	6,490	4,831
Non-controlling interests in subsidiaries	105	104	104
1	Net of income tax recovery in 2013 of $264 million (2012 – income tax provision of $302 million; 2011 – income tax recovery of $35 million).
2	Net of income tax provision in 2013 of $157 million (2012 – income tax provision of $74 million; 2011 – income tax provision of $31 million).
3	Net of income tax provision in 2013 of nil (2012 – income tax provision of nil; 2011 – income tax provision of nil).
4	Net of income tax provision in 2013 of $1 million (2012 – income tax provision of nil; 2011 – income tax provision of nil).
5	Net of income tax recovery in 2013 of $264 million (2012 – income tax recovery of $22 million; 2011 – income tax provision of $118 million).
6	Net of income tax provision in 2013 of $383 million (2012 – income tax provision of $381 million; 2011 – income tax provision of $322 million).
7	Net of income tax provision in 2013 of $830 million (2012 – income tax provision of $485 million; 2011 – income tax provision of $304 million).

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 6

Consolidated Statement of Changes in Equity

For the years ended October 31
(millions of Canadian dollars)	2013	2012	2011
Common shares (Note 21)
Balance at beginning of year	$18,691	$17,491	$15,804
Proceeds from shares issued on exercise of stock options	297	253	322
Shares issued as a result of dividend reinvestment plan	515	947	661
Purchase of shares for cancellation	(187)	–	–
Proceeds from issuance of new shares	–	–	704
Balance at end of year	19,316	18,691	17,491
Preferred shares (Note 21)
Balance at beginning of year	3,395	3,395	3,395
Balance at end of year	3,395	3,395	3,395
Treasury shares – common (Note 21)
Balance at beginning of year	(166)	(116)	(91)
Purchase of shares	(3,552)	(3,175)	(2,164)
Sale of shares	3,573	3,125	2,139
Balance at end of year	(145)	(166)	(116)
Treasury shares – preferred (Note 21)
Balance at beginning of year	(1)	–	(1)
Purchase of shares	(86)	(77)	(59)
Sale of shares	85	76	60
Balance at end of year	(2)	(1)	–
Contributed surplus
Balance at beginning of year	196	212	235
Net premium (discount) on sale of treasury shares	(3)	10	11
Stock options (Note 25)	(25)	(25)	(34)
Other	2	(1)	–
Balance at end of year	170	196	212
Retained earnings
Balance at beginning of year	21,763	18,213	14,781
Net income attributable to shareholders	6,557	6,367	5,941
Common dividends	(2,977)	(2,621)	(2,316)
Preferred dividends	(185)	(196)	(180)
Net premium on repurchase of common shares	(593)	–	–
Share issue expenses	–	–	(13)
Balance at end of year	24,565	21,763	18,213
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of year	1,475	949	1,317
Other comprehensive income (loss)	(743)	526	(368)
Balance at end of year	732	1,475	949
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of year	(426)	(464)	–
Other comprehensive income (loss)	1,155	38	(464)
Balance at end of year	729	(426)	(464)
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of year	2,596	2,841	2,939
Other comprehensive income (loss)	(891)	(245)	(98)
Balance at end of year	1,705	2,596	2,841
Total	3,166	3,645	3,326
Non-controlling interests in subsidiaries
Balance at beginning of year	1,477	1,483	1,493
Net income attributable to non-controlling interests in subsidiaries	105	104	104
Other	(74)	(110)	(114)
Balance at end of year	1,508	1,477	1,483
Total equity	$51,973	$49,000	$44,004

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 7

Consolidated Statement of Cash Flows

For the years ended October 31
(millions of Canadian dollars)	2013	2012	2011
Cash flows from (used in) operating activities
Net income before income taxes	$7,805	$7,563	$7,371
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 7)	1,631	1,795	1,490
Depreciation (Note 14)	518	508	467
Amortization of other intangibles (Note 13)	521	477	657
Net securities losses (gains) (Note 6)	(304)	(373)	(393)
Equity in net income of an investment in associate (Note 11)	(272)	(234)	(246)
Deferred taxes (Note 27)	(362)	112	(147)
Changes in operating assets and liabilities
Interest receivable and payable (Notes 15, 17)	(425)	(236)	(143)
Securities sold short	8,394	9,818	(74)
Trading loans and securities	(7,397)	(21,178)	(9,658)
Loans net of securitization and sales	(33,820)	(27,836)	(31,293)
Deposits	64,541	47,487	51,177
Derivatives	(4,068)	2,208	788
Financial assets and liabilities designated at fair value through profit or loss	(364)	(1,952)	(2,085)
Securitization liabilities	(3,962)	(2,265)	3,445
Other	128	(2,069)	(2,647)
Income taxes paid	(869)	(1,296)	(2,076)
Net cash from (used in) operating activities	31,695	12,529	16,633
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	(4,402)	12,825	3,800
Issue of subordinated notes and debentures (Note 18)	–	–	1,000
Repayment of subordinated notes and debentures (Note 18)	(3,400)	(201)	(1,694)
Repayment or redemption of liability for preferred shares and capital trust securities (Notes 19, 20)	(483)	(11)	(665)
Translation adjustment on subordinated notes and debentures issued in a foreign
currency and other	64	(24)	(12)
Common shares issued (Note 21)	247	206	951
Repurchase of common shares (Note 21)	(780)	–	–
Sale of treasury shares (Note 21)	3,655	3,211	2,210
Purchase of treasury shares (Note 21)	(3,638)	(3,252)	(2,223)
Dividends paid	(2,647)	(1,870)	(1,835)
Distributions to non-controlling interests in subsidiaries	(105)	(104)	(104)
Net cash from (used in) financing activities	(11,489)	10,780	1,428
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(7,163)	(676)	(1,880)
Activities in available-for-sale securities (Note 6)
Purchases	(60,958)	(64,861)	(63,658)
Proceeds from maturities	39,468	40,223	25,810
Proceeds from sales	18,189	20,707	30,997
Activities in held-to-maturity securities (Note 6)
Purchases	(11,836)	–	–
Proceeds from maturities	2,873	–	–
Activities in debt securities classified as loans
Purchases	(721)	(213)	(291)
Proceeds from maturities	1,399	1,568	1,235
Proceeds from sales	1,030	162	136
Net purchases of premises, equipment, and other depreciable assets	(751)	(827)	(301)
Securities purchased (sold) under reverse repurchase agreements	4,915	(12,217)	(6,323)
Net cash acquired from (paid for) acquisitions (Note 12)	(6,543)	(6,839)	(3,226)
Net cash from (used in) investing activities	(20,098)	(22,973)	(17,501)
Effect of exchange rate changes on cash and due from banks	37	4	(38)
Net increase (decrease) in cash and due from banks	145	340	522
Cash and due from banks at beginning of year	3,436	3,096	2,574
Cash and due from banks at end of year	$3,581	$3,436	$3,096
Supplementary disclosure of cash flow information
Amount of interest paid during the year	$6,928	$7,368	$7,397
Amount of interest received during the year	21,533	21,218	20,093
Amount of dividends received during the year	1,018	925	806

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 8

Notes to Consolidated Financial Statements

To facilitate a better understanding of the Bank’s Consolidated Financial Statements, significant accounting policies, and related disclosures, a listing of all the notes is provided below.

Note	Topic	Page
1	Nature of Operations	10
2	Summary of Significant Accounting Policies	10
3	Significant Accounting Judgments, Estimates and Assumptions	19
4	Current and Future Changes in Accounting Policies	21
5	Fair Value of Financial Instruments	23
6	Securities	31
7	Loans, Impaired Loans and Allowance for Credit Losses	36
8	Transfers of Financial Assets	40
9	Special Purpose Entities	42
10	Derivatives	43
11	Investment in TD Ameritrade Holding Corporation	51
12	Significant Acquisitions	52
13	Goodwill and Other Intangibles	54
14	Land, Buildings, Equipment and Other Depreciable Assets	56
15	Other Assets	56
16	Deposits	57
17	Other Liabilities	58
18	Subordinated Notes and Debentures	58
19	Liability for Preferred Shares	59
20	Capital Trust Securities	59
21	Share Capital	60
22	Non-controlling Interests in Subsidiaries	63
23	Trading-Related Income	64
24	Insurance	64
25	Share-Based Compensation	67
26	Employee Benefits	68
27	Income Taxes	73
28	Earnings Per Share	75
29	Provisions, Contingent Liabilities, Commitments, Guarantees, Pledged Assets, and Collateral	75
30	Related-Party Transactions	78
31	Segmented Information	79
32	Interest Rate Risk	82
33	Credit Risk	84
34	Regulatory Capital	88
35	Risk Management	89
36	Information on Subsidiaries	90
37	Subsequent Events	91
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 9

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955 of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in four key segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, Wealth and Insurance, U.S. Personal and Commercial Banking, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI).

The preparation of financial statements requires that management make estimates, assumptions and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Consolidated Financial Statements of the Bank for the year ended October 31, 2013 were approved and authorized for issue by the Bank’s Board of Directors, in accordance with the recommendation of the Audit Committee, on December 4, 2013.

The Bank's Consolidated Financial Statements were previously prepared in accordance with Canadian generally accepted accounting principles (GAAP). The comparative figures for 2011 were restated to reflect transitional adjustments to comply with IFRS.

Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Consolidated Financial Statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. The Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed below.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries including certain special purpose entities (SPEs) which it controls. The Bank controls entities when it has the power to govern the financial and operating policies of the entity, generally when the Bank owns, directly or indirectly, more than half of the voting power of the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. The Bank’s Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Subsidiaries

Subsidiaries are corporations or other legal entities controlled by the Bank, generally through directly holding more than half of the voting power of the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. Subsidiaries are consolidated from the date the Bank obtains control and continue to be consolidated until the date when control ceases to exist.

Special Purpose Entities

SPEs are entities that are created to accomplish a narrow and well-defined objective. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE.

Typically, SPEs may not be controlled directly through holding more than half of the voting power of the entity. As a result, SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank. When assessing whether the Bank has to consolidate an SPE, the Bank evaluates a range of factors, including whether, in substance:

•	The activities of the SPE are being conducted on the Bank’s behalf according to its specific business needs so that the Bank obtains the benefits from the SPE’s operations;
•	The Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE;
•	The Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks arising from the activities of the SPE; or
•	The Bank retains the majority of the residual or ownership risk related to the SPE or its assets in order to obtain the benefits from its activities.

Consolidation conclusions need to be reassessed at the end of each financial reporting period. The Bank’s policy is to consider the impact on consolidation of all significant changes in circumstances, focusing on the following:

•	Substantive changes in ownership, such as the purchase of more than an insignificant additional interest, or disposal of more than an insignificant interest in an entity;
•	Changes in contractual or governance arrangements of an entity;
•	Additional activities undertaken, such as providing a liquidity facility beyond the terms established originally, or entering into a transaction that was not originally contemplated; or
•	Changes in the financing structure of an entity.

Investments in Associates and Jointly Controlled Entities

Entities over which the Bank has significant influence are associates and are accounted for using the equity method of accounting. Significant influence is the power to participate in the financial and operating policy decisions of an investee, but is not control or joint control over these entities. Investments in associates are carried on the Consolidated Balance Sheet initially at cost and increased or decreased to recognize the Bank’s share of the profit or loss of the associate, capital transactions, including the receipt of any dividends, and write-downs to reflect impairment in the value of such entities. These increases or decreases, together with any gains and losses realized on disposition, are reported on the Consolidated Statement of Income. The Bank’s equity share in TD Ameritrade’s earnings is reported on a one month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

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The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank’s pro-rata share of assets, liabilities, revenue, and expenses is consolidated.

At each balance sheet date, the Bank assesses whether there is any objective evidence that the investment in an associate or jointly controlled entity is impaired. The Bank calculates the amount of impairment as the difference between the higher of fair value or value-in-use and its carrying value.

Non-controlling Interests

When the Bank does not own all of the equity of the subsidiary, the minority shareholders’ interest is presented on the Consolidated Balance Sheet as non-controlling interests in subsidiaries as a component of total equity, separate from the equity of the Bank’s shareholders. The income attributable to the minority interest holders, net of tax, is presented as a separate line item on the Consolidated Statement of Income.

CASH AND DUE FROM BANKS

Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.

REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. Revenue associated with the rendering of services is recognized by reference to the stage of completion of the transaction at the end of the reporting period.

Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. Asset management fees and administration and commission fees include income from investment management and related services, custody and institutional trust services and brokerage services, which are recognized as income over the period in which the related service is rendered. Investment banking fees, including advisory fees, are recognized as income when earned, and underwriting fees, are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.

Credit fees include commissions, liquidity fees, restructuring fees, and loan syndication fees and are recognized as earned.

Interest from interest-bearing assets and liabilities is recognized as interest income using the effective interest rate (EIR). EIR is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.

Card services income including interchange income from credit and debit cards and annual fees, is recognized as earned, except for annual fees, which are recognized over a 12-month period. Service charges and trust fee income are recognized as earned.

Revenue recognition policies related to financial instruments and insurance are described in the accounting policies below.

FINANCIAL INSTRUMENTS OTHER THAN DERIVATIVES

Trading Assets and Trading Liabilities

Financial instruments are included within the trading portfolio if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Included within the trading portfolio are trading securities, trading loans, trading deposits, securitization liabilities at fair value, obligations related to securities sold short, and physical commodities, as well as certain financing-type commodities transactions that are recorded on the Consolidated Balance Sheet as Securities purchased under reverse repurchase agreements and Obligations related to securities sold under repurchase agreements, respectively.

Trading portfolio assets and liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Physical commodities are measured at fair value less costs to sell. Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend date and interest is recognized on an accrual basis using the effective interest rate method (EIRM). Both dividends and interest are included in interest income or interest expense.

Designated at Fair Value through Profit or Loss

Certain financial assets and liabilities that do not meet the definition of trading may be designated at fair value through profit or loss. To be designated at fair value through profit or loss, financial assets or liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities, or both, is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the fair value through profit or loss designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial assets and liabilities are designated at fair value through profit or loss, the designation is irrevocable.

Assets and liabilities designated at fair value through profit or loss are carried at fair value on the Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in other income. Interest is recognized on an accrual basis using the EIRM and is included in interest income or interest expense.

Available-for-Sale Securities

Financial instruments not classified as trading, designated at fair value through profit or loss, held-to-maturity or loans, are classified as available-for-sale and include equity securities and debt securities.

Available-for-sale securities are recognized on a trade date basis and are carried at fair value on the Consolidated Balance Sheet with changes in fair value recognized in other comprehensive income.

Gains and losses realized on disposal of instruments classified as available-for-sale are calculated on an average cost basis and are recognized in net securities gains (losses) in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the EIRM. Both dividends and interest are included in interest income.

Impairment losses are recognized if there is objective evidence of impairment as a result of one or more events that have occurred (a ‘loss event’) and the loss event(s) results in a decrease in the estimated future cash flows of the instrument. A significant or prolonged decline in fair value below cost is considered objective evidence of impairment for available-for-sale equity securities. A deterioration in credit quality is considered objective evidence of impairment for available-for-sale debt securities. Qualitative factors are also considered when assessing impairment for available-for-sale securities. When impairment is identified, the cumulative net loss previously recognized in other comprehensive income, less any impairment loss previously recognized on the Consolidated Statement of Income, is removed from other comprehensive income and recognized in net securities gains (losses) in non-interest income.

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If the fair value of a previously impaired equity security subsequently increases, the impairment loss is not reversed through the Consolidated Statement of Income. Subsequent increases in fair value are recognized in other comprehensive income. If the fair value of a previously impaired debt security subsequently increases and the increase can be objectively related to an event occurring after the impairment was recognized on the Consolidated Statement of Income, then the impairment loss is reversed through the Consolidated Statement of Income. An increase in fair value in excess of impairment recognized previously on the Consolidated Statement of Income is recognized in other comprehensive income.

Held-to-Maturity Securities

Debt securities with fixed or determinable payments and fixed maturity dates, that do not meet the definition of loans and receivables, and that the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, net of impairment losses. Securities classified as held-to-maturity are assessed for objective evidence of impairment at the counterparty-specific level. If there is no objective evidence of impairment at the counter-party specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. Interest income is recognized using the EIRM and is included in Interest income on the Consolidated Statement of Income.

Loans and Allowance for Loan Losses

Loans

Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are carried at amortized cost on the Consolidated Balance Sheet, net of an allowance for loan losses, write-offs and unearned income, which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts or premiums.

Interest income is recognized using the EIRM. The EIR is the rate that exactly discounts estimated future cash flows over the expected life of the loan. Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan.

Commitment fees are recognized in credit fees over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in credit fees upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

Loan Impairment and the Allowance for Credit Losses, Excluding Acquired Credit-Impaired Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (a ‘loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Indicators of impairment could include, but are not limited to, one or more of the following:

•	Significant financial difficulty of the issuer or obligor;
•	A breach of contract, such as a default or delinquency in interest or principal payments;
•	Increased probability that the borrower will enter bankruptcy or other financial reorganization; or
•	The disappearance of an active market for that financial asset.

A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification have been remedied. In cases where a borrower experiences financial difficulties the Bank may grant certain concessionary modifications to terms and conditions of a loan. Modifications may include extension of amortization periods, rate reductions, principal forgiveness, forbearance and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. If the modified loan’s estimated realizable value, discounted at the original loan’s EIR has decreased as a result of the modification, additional impairment is recorded. Once modified, if management expects full collection of payments under the revised loan terms, the loan is no longer considered impaired.

The allowance for credit losses represents management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from Loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recognized in Provisions on the Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries and disposals. The Bank maintains both counterparty-specific and collectively assessed allowances. Each quarter, allowances are reassessed and adjusted based on any changes in management’s estimate of the future cash flows estimated to be recovered. Credit losses on impaired loans continue to be recognized by means of an allowance for credit losses until a loan is written off.

A loan is written off against the related allowance for credit losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collection efforts have been exhausted, such as when a loan is sold, when all security has been realized or when all security has been resolved with the receiver or bankruptcy court. Non-real estate secured retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized.

Counterparty-Specific Allowance

Individually significant loans, such as the Bank’s medium-sized business and government loans and debt securities classified as loans, are assessed for impairment at the counterparty-specific level. The impairment assessment is based on the counterparty’s credit ratings, overall financial condition, and where applicable, the realizable value of the collateral. Collateral is reviewed at least annually and when conditions arise indicating an earlier review is necessary. An allowance, if applicable, is measured as the difference between the carrying amount of the loan and the estimated recoverable amount. The estimated recoverable amount is the present value of the estimated future cash flows, discounted using the loan’s original EIR.

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Collectively Assessed Allowance for Individually Insignificant Impaired Loans

Individually insignificant impaired loans, such as the Bank’s personal and small business loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates which are delinquency levels in interest or principal payments that indicate impairment, other applicable currently observable data, and the type of collateral pledged.

Collectively Assessed Allowance for Incurred but Not Identified Credit Losses

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. This allowance is referred to as the allowance for incurred but not identified credit losses. The level of the allowance for each group depends upon an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. The allowance for incurred but not identified credit losses is calculated using credit risk models that consider probability of default (loss frequency), loss given credit default (loss severity), and exposure at default. For purposes of measuring the collectively assessed allowance for incurred but not identified credit losses, default is defined as delinquency levels in interest or principal payments that would indicate impairment.

Acquired Loans

Acquired loans are initially measured at fair value which considers incurred and expected future credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan’s interest rate in comparison to the current market rates. As a result, no allowance for credit losses is recorded on the date of acquisition. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are generally considered to be acquired credit-impaired (ACI) loans.

Acquired performing loans are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium is considered to be an adjustment to the loan yield and is recognized in interest income using the EIRM over the term of the loan, or the expected life of the loan for acquired loans with revolving terms. Credit related discounts relating to incurred losses for acquired loans are not accreted. Acquired loans are subject to impairment assessments under the Bank’s credit loss framework similar to the Bank’s originated loan portfolio.

Acquired Credit-Impaired Loans

ACI loans are identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history and recent borrower credit scores.

ACI loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows. The Bank determines the fair value of these loans at the acquisition date by discounting expected cash flows at a discount rate that reflects factors a market participant would use when determining fair value including management assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated provided that they are acquired in the same fiscal quarter and have common risk characteristics. Aggregated loans are accounted for as a single asset with aggregated cash flows and a single composite interest rate.

Subsequent to acquisition, the Bank regularly reassesses and updates its cash flow estimates for changes to assumptions relating to default rates, loss severities, the amount and timing of prepayments and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the revised expected cash flows discounted at the loan’s EIR as compared to the carrying value of the loan. Impairment is recorded through the provision for credit losses.

Probable and significant increases in expected cash flows would first reverse any previously taken impairment with any remaining increase recognized in income immediately as interest income. In addition, for fixed-rate ACI loans the timing of expected cash flows may increase or decrease which may result in adjustments through interest income to the carrying value in order to maintain the inception yield of the ACI loan.
If the timing and/or amounts of expected cash flows on ACI loans were determined not to be reasonably estimable, no interest is recognized.

Federal Deposit Insurance Corporation Covered Loans

Loans subject to loss share agreements with the Federal Deposit Insurance Corporation (FDIC) are considered FDIC covered loans. The amounts expected to be reimbursed by the FDIC are considered separately as indemnification assets and are initially measured at fair value. If losses on the portfolio are greater than amounts expected at the acquisition date, an impairment loss is taken by establishing an allowance for credit losses, which is determined gross, exclusive of any adjustments to the indemnification assets.

Indemnification assets are subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio. Any additional impairment of the underlying loan portfolio generally results in an increase of the indemnification asset through the provision for credit losses. Alternatively, decreases in the expectation of losses of the underlying loan portfolio generally results in a decrease of the indemnification asset through net interest income (or through the provision for credit losses if impairment was previously taken). The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss share agreements.

FDIC covered loans are recorded in Loans on the Consolidated Balance Sheet. The indemnification assets are recorded in Other assets on the Consolidated Balance Sheet.

At the end of each loss share period, the Bank may be required to make a payment to the FDIC if actual losses incurred are less than the intrinsic loss estimate as defined in the loss share agreements. The payment is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with the loss sharing agreement, net of specified servicing costs. The fair value of the estimated payment is included in part of the indemnification asset at the date of acquisition. Subsequent changes to the estimated payment are considered in determining the adjustment to the indemnification asset as described above.

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis. The potential obligation of the Bank under acceptances is reported as a liability on the Consolidated Balance Sheet. The Bank’s recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

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Financial Liabilities Carried at Amortized Cost

Deposits

Deposits, other than deposits included in a trading portfolio, are accounted for at amortized cost. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Consolidated Balance Sheet.

Subordinated Notes and Debentures

Subordinated notes and debentures are accounted for at amortized cost. Interest expense is recognized on an accrual basis using the EIRM.

Liability for Preferred Shares and Capital Trust Securities

The Bank classifies issued instruments in accordance with the substance of the contractual arrangement. Issued instruments that are mandatorily redeemable or convertible into a variable number of the Bank’s common shares at the holder’s option are classified as liabilities on the Consolidated Balance Sheet. Dividend or interest payments on these instruments are recognized in interest expense.

Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank’s common shares at the holder’s option are classified and presented in Share Capital.

Guarantees

The Bank issues guarantee contracts that require payments to be made to guaranteed parties based on: (i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Financial standby letters of credit are financial guarantees that represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. Performance standby letters of credit are considered non-financial guarantees as payment does not depend on the occurrence of a credit event and is generally related to a non-financial trigger event. Financial and performance standby letters of credit are initially measured and recorded at their fair value. A guarantee liability is recorded on initial recognition at fair value which is normally equal to the present value of the guarantee fees received over the life of contract. The Bank’s release from risk is recognized over the term of the guarantee using a systematic and rational amortization method.

If a guarantee meets the definition of a derivative, it is carried at fair value on the Consolidated Balance Sheet and reported as a derivative asset or derivative liability at fair value. Guarantees that are considered derivatives are a type of credit derivative which are over-the-counter (OTC) contracts designed to transfer the credit risk in an underlying financial instrument from one counterparty to another.

DERIVATIVES

Derivatives are instruments that derive their value from changes in underlying interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial or non-financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments for trading and non-trading purposes to manage the risks associated with its funding and investment strategies. Derivatives are carried at their fair value on the Consolidated Balance Sheet.

The notional amounts of derivatives are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged in accordance with the contract. Notional amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivatives.

Derivatives Held for Trading Purposes

The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions primarily to provide liquidity and market-making related activities, and in certain cases, to manage risks related to its trading portfolio. The realized and unrealized gains or losses on trading derivatives are recognized immediately in trading income (losses).

Derivatives Held for Non-trading Purposes

When derivatives are held for non-trading purposes and when the transactions meet the hedge accounting requirements of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the hedge accounting requirements of IAS 39, are also classified as non-trading derivatives with the change in fair value of these derivatives recognized in non-interest income.

Hedging Relationships

Hedge Accounting

At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging relationships are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be considered effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in Non-interest income on the Consolidated Statement of Income.

Changes in fair value relating to the derivative component excluded from the assessment of hedge effectiveness, is recognized immediately in Non-interest income on the Consolidated Statement of Income.

When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the changes in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges

The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Non-interest income on the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest income.

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The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income in net interest income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income on the Consolidated Statement of Income.

Cash Flow Hedges

The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as the variability in future cash flows on non-trading assets and liabilities that bear interest at variable rates, or are expected to be reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.

The effective portion of the change in the fair value of the derivative that is designated and qualifies as a cash flow hedge is recognized in other comprehensive income. The change in fair value of the derivative relating to the ineffective portion is recognized immediately in non-interest income.

Amounts accumulated in other comprehensive income are reclassified to Net interest income on the Consolidated Statement of Income in the period in which the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction impacts the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately reclassified to Net interest income on the Consolidated Statement of Income.

Net Investment Hedges

Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in other comprehensive income. The change in fair value of the hedging instrument relating to the ineffective portion is recognized immediately on the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation.

Embedded Derivatives

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value through profit or loss. These embedded derivatives, which are bifurcated from the host contract, are recognized on the Consolidated Balance Sheet as Derivatives and measured at fair value with subsequent changes recognized in Non-interest income on the Consolidated Statement of Income.

TRANSLATION OF FOREIGN CURRENCIES

The Bank’s Consolidated Financial Statements are presented in Canadian dollars, which is the presentation currency of the Bank. Items included in the financial statements of each of the Bank’s entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.

Monetary assets and liabilities denominated in a currency that differs from an entity’s functional currency are translated into the functional currency of the entity at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Income and expenses are translated into an entity’s functional currency at average exchange rates prevailing throughout the year. Translation gains and losses are included in non-interest income except for available-for-sale equity securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.

Foreign-currency denominated subsidiaries are those with a functional currency other than Canadian dollars. For the purpose of translation into the Bank’s functional currency, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the period. Unrealized translation gains and losses relating to these operations, net of gains or losses arising from net investment hedges of these positions and applicable income taxes, are included in other comprehensive income. Translation gains and losses accumulated in other comprehensive income are recognized on the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The investment balance of foreign entities accounted for by the equity method, including TD Ameritrade, is translated into Canadian dollars using the closing rate at the end of the period with exchange gains or losses recognized in other comprehensive income.

Offsetting OF Financial Instruments

Financial assets and liabilities are offset, with the net amount presented on the Consolidated Balance Sheet, only if the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, assets and liabilities are presented on a gross basis.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, such as, the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets, and is based on bid prices for financial assets, and offered prices for financial liabilities. When financial assets and liabilities have offsetting market risks, the Bank uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or offered price to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs.

The Bank recognizes various types of valuation adjustments to account for factors that market participants would use in determining fair value which are not included in valuation techniques due to system limitations or measurement uncertainty. Valuation adjustments reflect the Bank’s assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.

If there is a difference between the initial transaction price and the value based on a valuation technique which includes observable market inputs, the difference is referred to as inception profit or loss. Inception profit or loss is recognized into income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes non-observable inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized into income as non-observable inputs become observable.

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If the fair value of a financial asset measured at fair value becomes negative, it is recognized as a financial liability until either its fair value becomes positive, at which time it is recognized as a financial asset, or until it is extinguished.

DERECOGNITION OF FINANCIAL INSTRUMENTS

Financial Assets

The Bank derecognizes a financial asset when the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset, but assumes an obligation to pay those cash flows to a third party subject to certain criteria.

When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize the financial asset and also recognizes a financial liability for the consideration received. Certain transaction costs incurred are also capitalized and amortized using EIRM. If substantially all the risks and rewards of ownership of the financial asset have been transferred, the Bank will derecognize the financial asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer. The Bank determines whether substantially all the risk and rewards have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows does not change significantly as a result of the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, the Bank derecognizes the financial asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset. Under these circumstances, the Bank usually retains the rights to future cash flows relating to the asset through a residual interest and is exposed to some degree of risk associated with the financial asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

Securitization

Securitization is the process by which financial assets are transformed into securities. The Bank securitizes financial assets by transferring those financial assets to a third party and as part of the securitization, certain financial assets may be retained and may consist of an interest-only strip and, in some cases, a cash reserve account (collectively referred to as ‘retained interests’). If the transfer qualifies for derecognition, a gain or loss is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. To determine the value of the retained interest initially recorded, the previous carrying value of the transferred asset is allocated between the amount derecognized from the balance sheet and the retained interest recorded, in proportion to their relative fair values on the date of transfer. Subsequent to initial recognition, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions that market participants would use in determining fair value. Refer to Note 3 for assumptions used by management in determining the fair value of retained interests. Retained interest is classified as trading securities with subsequent changes in fair value recorded in trading income.

Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. Servicing assets are carried at amortized cost. When the benefits of servicing are less than adequate, a servicing liability is recognized.

Financial Liabilities

The Bank derecognizes a financial liability when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another financial liability from the same lender on substantially different terms or where the terms of the existing liability are substantially modified, the original liability is derecognized and a new liability is recognized with the difference in the respective carrying amounts recognized on the Consolidated Statement of Income.

Securities Purchased Under Reverse Repurchase Agreements, Securities Sold Under Repurchase Agreements, and Securities Borrowing and Lending

Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, but does not acquire the risks and rewards of ownership. The Bank monitors the market value of the purchased securities relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the agreements provide the Bank with the right to liquidate the collateral held and offset the proceeds against the amount owing from the counterparty.

Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements do not result in the risks and rewards of ownership being relinquished and are treated as collateralized borrowing transactions. The Bank monitors the market value of the securities sold relative to the amounts due under the repurchase agreements, and when necessary, transfers additional collateral and may require counterparties to return collateral pledged. Certain transactions that do not meet derecognition criteria under IFRS are also included in obligations related to securities sold under repurchase agreements. Refer to Note 8 for further details.

Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are initially recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Subsequently, the agreements are measured at amortized cost on the Consolidated Balance Sheet, plus accrued interest. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is determined using the EIRM and is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

In security lending transactions, the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash as an obligation related to securities sold under repurchase agreements on the Consolidated Balance Sheet. Where securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.

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In securities borrowing transactions, the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank’s Consolidated Balance Sheet.

Where securities are pledged or received as collateral, security borrowing fees and security lending income are recorded in Non-interest expenses and Non-interest income, respectively, on the Consolidated Statement of Income over the term of the transaction. Where cash is pledged or received as collateral, interest received or incurred is determined using the EIRM and is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

Commodities purchased or sold with an agreement to sell or repurchase the commodities at a later date at a fixed price, are also included in securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively, if the derecognition criteria under IFRS are not met. These instruments are measured at fair value.

GOODWILL

Goodwill represents the excess purchase price paid over the net fair value of identifiable assets and liabilities acquired in a business combination. Goodwill is carried at its initial cost less accumulated impairment losses.

Goodwill is allocated to a cash generating unit (CGU) or a group of CGUs that is expected to benefit from the synergies of the business combination, regardless of whether any assets acquired and liabilities assumed are assigned to the CGU or group of CGUs. A CGU is the smallest identifiable group of assets that generate cash flows largely independent of the cash inflows from other assets or groups of assets. Each CGU or group of CGUs, to which the goodwill is allocated, represents the lowest level within the Bank at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.

Goodwill is assessed for impairment at least annually and when an event or change in circumstances indicates that the carrying amount may be impaired. When impairment indicators are present, the recoverable amount of the CGU or group of CGUs, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying amount of the CGU or group of CGUs is higher than its recoverable amount, an impairment loss exists. The impairment loss is recognized on the Consolidated Statement of Income and is applied to the goodwill balance. An impairment loss cannot be reversed in future periods.

INTANGIBLE ASSETS

The Bank’s intangible assets consist primarily of core deposit intangibles, credit card related intangibles and software intangibles. Intangible assets are initially recognized at fair value and are amortized over their estimated useful lives (3 to 20 years) proportionate to their expected economic benefits, except for software which is amortized over its estimated useful life (3 to 7 years) on a straight-line basis.

The Bank assesses its intangible assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying amount of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to the impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the intangible asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

Land is recognized at cost. Buildings, computer equipment, furniture and fixtures, other equipment and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Gains and losses on disposal are included in Non-interest income on the Consolidated Statement of Income.

Properties or other assets leased under a finance lease are capitalized as assets and depreciated on a straight-line basis over the lesser of the lease term and the estimated useful life of the asset.

The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated on a straight-line basis over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.

Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Asset	Useful Life
Buildings	15 to 40 years
Computer equipment	3 to 7 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 8 years
Leasehold improvements	Lesser of lease term plus one renewal and 15 years

The Bank assesses its depreciable assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs to sell and its value-in-use, is determined. If the carrying value of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to their impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the depreciable asset that would have been determined had no impairment loss been recognized for the asset in prior periods.

Non-Current assets held for sale

Individual non-current assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and their sale must be highly probable to occur within one year. For a sale to be highly probable, management must be committed to a sales plan and initiate an active program to market for the sale of the non-current assets (and disposal groups). Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell on the Consolidated Balance Sheet. Subsequent to its initial classification as held for sale, a non-current asset (and disposal group) is no longer depreciated or amortized, and any subsequent write-downs in fair value less costs to sell or such increases not in excess of cumulative write-downs, are recognized on the Consolidated Statement of Income.

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SHARE-BASED COMPENSATION

The Bank grants share options to certain employees as compensation for services provided to the Bank. The Bank uses a binomial tree-based valuation option pricing model to estimate fair value for all share-based compensation awards. The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period and includes a period prior to the grant date. For the Bank’s share options, this period is generally equal to five years. When options are exercised, the amount initially recognized in the contributed surplus balance is reduced, with a corresponding increase in common shares.

The Bank has various other share-based compensation plans where certain employees are awarded cash payments equivalent to units of the Bank’s common shares as compensation for services provided to the Bank. The obligation related to share units is included in other liabilities. Compensation expense is recognized based on the fair value of the share units at the grant date adjusted for changes in fair value between the grant date and the vesting date, net of the effects of hedges, over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period and includes a period prior to the grant date. For the Bank’s share units, this period is generally equal to four years.

EMPLOYEE BENEFITS

Defined Benefit Plans

Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the Bank’s principal pension and non-pension post-retirement benefit plans. In periods between actuarial valuations, an extrapolation is performed based on the most recent valuation completed. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate, mortality rate, and discount rate, which are reviewed annually with the Bank’s actuaries. The expense recognized includes the cost of benefits for employee service provided in the current year, interest expense on obligations, expected return on plan assets, the cost of vested plan amendments, the amortization of the cost of unvested plan amendments, and amortization of actuarial gains or losses. The fair value of plan assets and the present value of the projected benefit obligation are measured as at October 31. The net defined benefit asset or liability represents the difference between the cumulative expenses and recognized cumulative contributions and is reported in other assets or other liabilities.

The cost of plan amendments are recognized in income immediately if they relate to vested benefits. Otherwise, the cost of plan amendments are deferred and amortized into income on a straight-line basis over the vesting period, which is the period until the plan member becomes unconditionally entitled to the benefits for the principal pension plans and the expected average remaining period to full eligibility for the principal non-pension post-retirement benefit plan.

The excess, if any, of the accumulated net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets for the Bank’s principal pension plans is recognized in income on a straight-line basis over the expected average remaining working lives of the active plan members. This is commonly referred to as the corridor approach.

Prepaid pension assets recognized by the Bank are subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays. In addition, where a regulatory funding deficit exists related to a defined benefit plan, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate that deficit.

Curtailment and settlement gains and losses are recognized in income by the Bank when the curtailment or settlement occurs. A curtailment occurs when the Bank is demonstrably committed to materially reducing the number of employees covered by the plan, or amending the terms of a defined benefit plan so that a significant element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

Defined Contribution Plans

For defined contribution plans, annual pension expense is equal to the Bank’s contributions to those plans.

INSURANCE

Premiums for short-duration insurance contracts, net of reinsurance, primarily property and casualty, are deferred as unearned premiums and reported in non-interest income on a pro rata basis over the terms of the policies, except for contracts where the period of risk differs significantly from the contract period. Unearned premiums are reported in other liabilities, gross of premiums attributable to reinsurers. The reinsurers’ share is recognized as an asset in other assets. Premiums from life and health insurance policies are recognized as income when due from the policyholder.

For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy claims, as determined by the appointed actuary in accordance with accepted actuarial practices and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case basis and consider such variables as past loss experience, current claims trends and changes in the prevailing social, economic and legal environment. These liabilities are continually reviewed and, as experience develops and new information becomes known, the liabilities are adjusted as necessary. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. To recognize the uncertainty in establishing these best estimates, to allow for possible deterioration in experience and to provide greater comfort that the actuarial liabilities are sufficient to pay future benefits, actuaries are required to include margins in some assumptions. A range of allowable margins is prescribed by the Canadian Institute of Actuaries relating to claims development, reinsurance recoveries and investment income variables. The impact of the margins is referred to as the provision for adverse deviation. Expected claims and policy benefit liabilities are discounted using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation, as required by Canadian accepted actuarial practices, and makes explicit provision for adverse deviation. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Changes in actuarial liabilities are reported in insurance claims and related expenses.

PROVISIONS

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, the amount of which can be reliably estimated, and it is probable that an outflow of resources will be required to settle the obligation.

Provisions are measured based on management’s best estimate of the consideration required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized as interest expense.

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INCOME TAXES

Income tax is comprised of current and deferred tax. Income tax is recognized on the Consolidated Statement of Income except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities on the Consolidated Balance Sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. Deferred tax liabilities are not recognized on temporary differences arising on investments in subsidiaries, branches and associates, and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The Bank records a provision for uncertain tax positions if it is probable that the Bank will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Bank’s best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management determines they are no longer required or as determined by statute.

NOTE 3: SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT of financial Assets

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition (a ‘loss event’) and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank individually reviews these securities at least quarterly for the presence of these conditions. For available-for-sale equity securities, a significant or prolonged decline in fair value below cost is considered objective evidence of impairment. For available-for-sale debt securities, a deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses are recognized on held-to-maturity securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition (a ‘loss event’) and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for impairment at the counter-party specific level. If there is no objective evidence of impairment at the counter-party specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. A deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (a ‘loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. The allowance for credit losses represents management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercises judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that will be recovered once the borrower defaults. Changes in the amount that management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management’s judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

FAIR VALUE MEASUREMENT

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 19

The inherent nature of private equity investing is that the Bank’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

For certain types of equity instruments fair value is assumed to approximate carrying value where the range of reasonable valuation techniques is significant and the probabilities of such valuation techniques cannot be reasonably assessed. In such instances fair value may not be reliably measured due to the equity instruments unique characteristics, including trading restrictions or that quoted market prices for similar securities are not available.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank’s Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank’s CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and other intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.

Employee Benefits

The projected benefit obligation and expense related to the Bank’s pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including expected long-term return on plan assets, compensation increases, health care cost trend rate, mortality rate, and discount rate are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The expected long-term return on plan assets is based on historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the fund. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and non-pension post-retirement benefit plan obligations and expenses in future years.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

provisions

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 20

Certain of the Bank’s provisions relate to restructuring initiatives initiated by the Bank to reduce costs in a sustainable manner and achieve greater operational efficiencies. Restructuring provisions require management’s best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

INSURANCE

The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. The main assumption underlying these techniques is that a company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.

The Bank’s mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank’s previous and expected future experience.

CONSOLIDATION OF SPECIAL PURPOSE ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. For instance, given that SPEs may not be controlled directly through holding the majority of voting rights, management judgment is required to assess whether all the relevant facts and circumstances, when considered together, would indicate that the Bank controls such an SPE, including an analysis of the Bank’s exposure to the risks and rewards of the SPE. These judgments are discussed further in Note 2.

NOTE 4: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGE IN ACCOUNTING POLICY

The following amendment has been adopted by the Bank.

Presentation of Other Comprehensive Income

Effective November 1, 2012, the Bank adopted the amendments to IAS 1, Presentation of Financial Statements (IAS 1), issued in June 2011, which require entities to group items presented in other comprehensive income on the basis of whether they might be reclassified to the Consolidated Statement of Income in subsequent periods and items that will not be reclassified to the Consolidated Statement of Income. The amendments did not address which items are presented in other comprehensive income and did not change the option to present items net of tax. The amendments to IAS 1 were applied retrospectively and did not have a material impact on the financial position, cash flows or earnings of the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Consolidation

The following new and amended guidance relates to consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements (IFRS 10), which replaces IAS 27, Consolidated and Separate Financial Statements (IAS 27), and SIC-12, Consolidation – Special-Purpose Entities (SIC-12);
•	IFRS 11, Joint Arrangements (IFRS 11);
•	IFRS 12, Disclosure of Interests in Other Entities (IFRS 12);
•	IFRS 10, 11, 12 (amendments), Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance
•	IFRS 10, 11, 12 (amendments), Investment Entities; and
•	IAS 27 (Revised 2011), Separate Financial Statements (IAS 27R), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

The standards and amendments will result in a revised definition of control that applies to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied retrospectively, allowing for certain practical exceptions and transition relief. The adoption of the above standards will require the Bank to re-assess its consolidation analyses for all of its investees, including but not limited to, its subsidiaries, associates, joint ventures, special purpose entities (SPEs) and its involvement with other third party entities. Additional detail on the implementation of these standards is noted below.

Consolidated Financial Statements

The Bank’s adoption of IFRS 10 will result in the deconsolidation of TD Capital Trust IV (Trust IV) which was previously consolidated by the Bank. Upon deconsolidation of Trust IV, the TD Capital Trust IV Notes (TD CaTS IV Notes) issued by Trust IV will be removed from the Bank’s Consolidated Balance Sheet. This will result in a decrease to Liability for capital trust securities of $1.75 billion which will be replaced with an equivalent amount of deposit note liabilities issued by the Bank to Trust IV, resulting in an increase to deposit note liabilities of $1.75 billion. The impact to the Bank’s opening equity will be a decrease of approximately $11 million due to the interest rate differential between the TD CaTS IV Notes and the deposit notes. Other than the deconsolidation of Trust IV, IFRS 10 is not expected to have a material impact on the financial position, cash flows, or earnings of the Bank.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 21

Joint Arrangements

IFRS 11 replaces guidance previously provided in IAS 31 Interests in Joint Ventures (IAS 31) and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard outlines the principles relating to the accounting for joint arrangements which are arrangements where two or more parties have joint control. It also requires use of the equity method of accounting when accounting for joint ventures as compared to proportionate consolidation which is the current accounting policy choice adopted by the Bank under IAS 31. The adoption of IFRS 11 is not expected to have a material impact on the financial position, cash flows or earnings of the Bank.

Disclosure of Interests in Other Entities

IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to present information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities; risk exposures arising from involvement with unconsolidated structured entities; non-controlling interest holders’ involvement in the activities of consolidated entities; and the Bank’s exposure to associates and joint ventures. The adoption of IFRS 12 is not expected to have a material impact on the consolidated financial statements of the Bank; however the standard will result in additional disclosures.

Fair Value Measurement

IFRS 13, Fair Value Measurement (IFRS 13), provides a single framework for fair value measurement and applies when other IFRS’s require or permit fair measurements or disclosures. The standard provides guidance on measuring fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and is to be applied prospectively. This new standard is not expected to have a material impact on the financial position, cash flows or earnings of the Bank; however the standard will result in additional fair value disclosures.

Employee Benefits

The amendments to IAS 19, Employee Benefits, issued in June 2011, eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Net interest expense or income is calculated by applying the discount rate to the net defined benefit asset or liability, and will be recorded in the Consolidated Statement of Income, along with present and past service costs for the period. Plan amendment costs will be recognized in the period of a plan amendment, irrespective of its vested status. Furthermore, a termination benefit obligation will be recognized when the Bank can no longer withdraw the offer of the termination benefit, or when it recognizes related restructuring costs.

     The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank, and are to be applied retrospectively. On November 1, 2011, the transition date, the amendments are expected to result in a decrease in retained earnings of approximately $136 million, resulting from the recognition of actuarial losses.

     Once the Bank adopts the amendments to IAS 19, the following approximate impacts are expected.

(millions of Canadian dollars)		As at
	October 31	October 31
	2013	2012
Increase (decrease) in deferred tax assets	$212	$372
Increase (decrease) in defined benefit asset	(450)	(425)
Increase (decrease) in deferred tax liabilities	–	–
Increase (decrease) in defined benefit liability	346	842
Increase (decrease) in retained earnings[1]	(578)	(895)
Increase (decrease) in accumulated other comprehensive income (loss)[2]	(6)	–

	For the years ended
	October 31	October 31
	2013	2012
Increase (decrease) in net income after tax	$(22)	$(11)

1	As at October 31, 2013, retained earnings includes the following: (a) $(136) million (October 31, 2012 – $(136) million) adjustment on transition as at November 1, 2011; (b) $(409) million (October 31, 2012 – $(748) million) of unrecognized actuarial gains (losses) which were elected to be reclassified from accumulated other comprehensive income; (c) $(22) million (October 31, 2012 – $(11) million) adjustment relating to net income after tax.
2	Includes cumulative translation adjustments.

Presentation and Disclosures – Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued the following amendments related to the offsetting of financial instruments:

•	IFRS 7, Financial Instruments: Disclosures (IFRS 7), which provides common disclosure requirements intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position; and
•	IAS 32, Financial Instruments: Presentation (IAS 32), which clarifies the existing requirements for offsetting financial assets and financial liabilities.

The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which will be November 1, 2013 for the Bank. The IAS 32 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank. Both amendments are to be applied retrospectively. The IFRS 7 amendments are not expected to have a material impact on the consolidated financial statements of the Bank; however the standard will result in additional disclosures. The IAS 32 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank.

Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval by the IASB, issued IFRIC 21, Levies (IFRIC 21). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this interpretation.

Financial Instruments

IFRS 9, Financial Instruments (IFRS 9), reflects the IASB’s work on the replacement of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and will be completed and implemented in three separate phases: 1) Classification and measurement of financial assets and liabilities; 2) Impairment methodology; and 3) Hedge accounting. General hedge accounting requirements will be added as part of phase 3 of the IFRS 9 project, while accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. The IASB decided in November 2013 to delay the mandatory effective date of IFRS 9 and to leave open the mandatory effective date pending the finalization of the impairment requirements. The Bank is currently monitoring the impact of adopting IFRS 9, as well as any potential future amendments thereto, including the proposed accounting for macro hedging.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 22

Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB issued amendments to IAS 39, Financial Instruments: Recognition and Measurement which provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedge accounting instrument meets certain criteria. The IAS 39 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank, and is to be applied retrospectively. The IAS 39 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank.

NOTE 5: FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short , and certain obligations related to securities sold under repurchase agreements. All other financial assets are carried at amortized cost and the fair value is disclosed below.

METHODS AND ASSUMPTIONS

The Bank calculates fair values based on the following methods of valuation and assumptions:

Government and Government-Related Securities

The fair value of Canadian government debt securities is primarily based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include To Be Announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

The fair value of residential mortgage-backed securities is primarily determined using valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves, and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality, liquidity, and concentration.

Other Debt Securities

The fair value of corporate and other debt securities, including debt securities reclassified from trading, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation, and amortization, and other relevant valuation techniques.

If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third party should not impact the fair value of the original instrument.

Retained Interests

The methods and assumptions used to determine fair value of retained interests are described in Note 3.

Loans

The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. When quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, and corroborates this information using valuation techniques or obtaining consensus or composite prices from pricing services.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 23

Commodities

The fair value of physical commodities is based on quoted prices in active markets, where available. The Bank also transacts in commodity derivative contracts which can be traded on an exchange or in OTC markets. The fair value determination of derivative financial instruments is described below.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate prevailing market rates and prices of underlying instruments with similar maturities and characteristics.

Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral. The fair value of non-trading derivatives is determined on the same basis as for trading derivatives.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Securitization Liabilities

The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond prices.

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements

Commodities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value on the Consolidated Balance Sheet. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Subordinated Notes and Debentures

The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities

The fair value for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

Carrying Value and Fair Value of Financial Instruments

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 24

Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	October 31, 2013		October 31, 2012
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$3,581	$3,581	$3,436	$3,436
Interest-bearing deposits with banks	28,855	28,855	21,692	21,692
Trading loans, securities, and other
Government and government-related securities	$32,861	$32,861	$34,563	$34,563
Other debt securities	9,616	9,616	7,887	7,887
Equity securities	45,751	45,751	37,691	37,691
Trading loans	10,219	10,219	8,271	8,271
Commodities	3,414	3,414	6,034	6,034
Retained interests	67	67	85	85
Total trading loans, securities, and other	$101,928	$101,928	$94,531	$94,531
Derivatives	49,461	49,461	60,919	60,919
Financial assets designated at fair value through profit or loss	6,532	6,532	6,173	6,173
Available-for-sale securities
Government and government-related securities	$37,897	$37,897	$61,365	$61,365
Other debt securities	38,936	38,936	33,864	33,864
Equity securities[1]	1,803	1,803	2,083	2,083
Debt securities reclassified from trading	905	905	1,264	1,264
Total available-for-sale securities	$79,541	$79,541	$98,576	$98,576
Held-to-maturity securities[2]
Government and government-related securities	$25,890	$25,875	$–	$–
Other debt securities	4,071	4,075	–	–
Total held-to-maturity securities	$29,961	$29,950	$–	$–
Securities purchased under reverse repurchase agreements	$64,283	$64,283	$69,198	$69,198
Loans	444,922	445,935	408,848	412,409
Customers’ liability under acceptances	6,399	6,399	7,223	7,223
Other assets	12,680	12,680	10,320	10,320

FINANCIAL LIABILITIES
Trading deposits	$47,593	$47,593	$38,774	$38,774
Derivatives	49,471	49,471	64,997	64,997
Securitization liabilities at fair value	21,960	21,960	25,324	25,324
Other financial liabilities designated at fair value through profit or loss	12	12	17	17
Deposits	543,476	544,951	487,754	490,071
Acceptances	6,399	6,399	7,223	7,223
Obligations related to securities sold short	41,829	41,829	33,435	33,435
Obligations related to securities sold under repurchase agreements	34,414	34,414	38,816	38,816
Securitization liabilities at amortized cost	25,592	25,864	26,190	26,581
Other liabilities	21,727	21,727	18,489	18,489
Subordinated notes and debentures	7,982	8,678	11,318	12,265
Liability for preferred shares and capital trust securities	1,767	2,277	2,250	2,874
1	As at October 31, 2013, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2012 – $5 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
2	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 6, Securities for carrying value and fair value of the reclassified debt securities.
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 25

Fair Value Hierarchy

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities, and certain securitization liabilities, that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, certain securitization liabilities, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests in certain loan securitizations and certain derivative contracts.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 26

The following table presents the levels within the fair value hierarchy for each of the financial assets and liabilities measured at fair value as at October 31, 2013 and October 31, 2012.

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)								As at
			October 31, 2013				October 31, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$304	$12,908	$–	$13,212	$3,556	$11,649	$–	$15,205
Provinces	1	4,518	–	4,519	–	3,731	–	3,731
U.S. federal, state, municipal governments,
and agencies debt	105	11,250	–	11,355	1,932	8,889	–	10,821
Other OECD government guaranteed debt	–	2,685	–	2,685	–	3,510	–	3,510
Mortgage-backed securities	–	1,090	–	1,090	–	1,296	–	1,296
Other debt securities
Canadian issuers	–	2,931	5	2,936	–	2,223	17	2,240
Other issuers	–	6,596	84	6,680	–	5,590	57	5,647
Equity securities
Common shares	38,020	7,652	15	45,687	31,740	5,850	77	37,667
Preferred shares	64	–	–	64	24	–	–	24
Trading loans	–	10,219	–	10,219	–	8,271	–	8,271
Commodities	3,414	–	–	3,414	6,034	–	–	6,034
Retained interests	–	–	67	67	–	–	85	85
	$41,908	$59,849	$171	$101,928	$43,286	$51,009	$236	$94,531
Derivatives
Interest rate contracts	$1	$25,690	$–	$25,691	$7	$38,605	$7	$38,619
Foreign exchange contracts	168	14,106	13	14,287	140	13,116	16	13,272
Credit contracts	–	60	3	63	–	37	12	49
Equity contracts	–	8,131	958	9,089	–	7,755	691	8,446
Commodity contracts	60	263	8	331	131	379	23	533
	$229	$48,250	$982	$49,461	$278	$59,892	$749	$60,919
Financial assets designated at
fair value through profit or loss
Securities	$670	$5,853	$–	$6,523	$603	$5,557	$–	$6,160
Loans	–	–	9	9	–	–	13	13
	$670	$5,853	$9	$6,532	$603	$5,557	$13	$6,173
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$–	$9,329	$–	$9,329	$6,533	$4,322	$–	$10,855
Provinces	–	2,588	–	2,588	–	2,503	–	2,503
U.S. federal, state, municipal governments,
and agencies debt	–	15,176	–	15,176	125	29,530	–	29,655
Other OECD government guaranteed debt	–	7,986	8	7,994	–	17,208	2	17,210
Mortgage-backed securities	–	2,810	–	2,810	–	1,142	–	1,142
Other debt securities
Asset-backed securities	–	29,320	–	29,320	–	25,045	–	25,045
Non-agency collateralized mortgage obligation portfolio	–	963	–	963	–	961	–	961
Corporate and other debt	–	8,634	19	8,653	–	7,801	57	7,858
Equity securities
Common shares[1,2]	197	222	1,212	1,631	197	206	1,443	1,846
Preferred shares	30	–	136	166	–	69	163	232
Debt securities reclassified from trading	–	677	228	905	–	1,099	165	1,264
	$227	$77,705	$1,603	$79,535	$6,855	$89,886	$1,830	$98,571
Securities purchased under reverse
repurchase agreements	$–	$5,331	$–	$5,331	$–	$9,340	$–	$9,340

FINANCIAL LIABILITIES
Trading deposits	$–	$46,197	$1,396	$47,593	$–	$37,674	$1,100	$38,774
Derivatives
Interest rate contracts	$1	$22,789	$58	$22,848	$8	$33,084	$104	$33,196
Foreign exchange contracts	149	15,535	12	15,696	105	21,547	14	21,666
Credit contracts	–	355	3	358	–	236	11	247
Equity contracts	–	8,892	1,350	10,242	–	8,268	1,011	9,279
Commodity contracts	56	266	5	327	103	495	11	609
	$206	$47,837	$1,428	$49,471	$216	$63,630	$1,151	$64,997
Securitization liabilities at fair value	$–	$21,960	$–	$21,960	$–	$25,324	$–	$25,324
Other financial liabilities designated
at fair value through profit or loss	$–	$–	$12	$12	$–	$–	$17	$17
Obligations related to securities sold short	$17,698	$24,124	$7	$41,829	$15,125	$18,289	$21	$33,435
Obligations related to securities sold
under repurchase agreements	$–	$5,825	$–	$5,825	$–	$10,232	$–	$10,232
1	As at October 31, 2013, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2012 – $5 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
2	As at October 31, 2013, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $930 million (October 31, 2012 – $956 million) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 27

As at October 31, 2013, the Bank transferred $4 billion off-the run treasury securities classified as trading and $4.2 billion classified as available for sale from Level 1 to Level 2. In addition the Bank transferred $2.3 billion off-the-run treasury securities sold short from level 1 to level 2. There were no significant transfers between level 1 and level 2 during the year ended October 31, 2012.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the years ended October 31, 2013 and October 31, 2012.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and
government-related
securities
Canadian government debt
Provinces	$–	$–	$–	$182	$–	$(182)	$–	$–	$–	$–
Other debt securities
Canadian issuers	17	2	–	79	–	(111)	22	(4)	5	–
Other issuers	57	2	–	339	–	(369)	67	(12)	84	(2)
Equity securities
Common shares	77	–	–	134	–	(196)	–	–	15	–
Preferred shares	–	–	–	88	–	(88)	–	–	–	–
Retained interests	85	6	–	–	10	(34)	–	–	67	(13)
	$236	$10	$–	$822	$10	$(980)	$89	$(16)	$171	$(15)
Financial assets designated
at fair value through
profit or loss
Loans	$13	$4	$–	$–	$–	$(8)	$–	$–	$9	$1
	$13	$4	$–	$–	$–	$(8)	$–	$–	$9	$1
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	$2	$–	$–	$8	$–	$(2)	$–	$–	$8	$–
Other debt securities
Corporate and other debt	57	1	(3)	–	–	(36)	–	–	19	(4)
Equity securities
Common shares	1,443	27	(7)	111	–	(421)	59	–	1,212	37
Preferred shares	163	(1)	(21)	–	–	(5)	–	–	136	7
Debt securities reclassified
from trading	165	11	7	–	–	(2)	54	(7)	228	20
	$1,830	$38	$(24)	$119	$–	$(466)	$113	$(7)	$1,603	$60

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2012	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2013	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,100	$(24)	$–	$–	$375	$(384)	$336	$(7)	$1,396	$46
Derivatives[4]
Interest rate contracts	$97	$(32)	$–	$–	$–	$(7)	$–	$–	$58	$(33)
Foreign exchange contracts	(2)	(1)	–	–	–	3	(1)	–	(1)	1
Credit contracts	(1)	1	–	–	–	–	–	–	–	2
Equity contracts	320	143	–	(125)	180	(125)	(1)	–	392	141
Commodity contracts	(12)	7	–	–	–	2	–	–	(3)	(1)
	$402	$118	$–	$(125)	$180	$(127)	$(2)	$–	$446	$110
Other financial liabilities
designated at fair value
through profit or loss	$17	$14	$–	$–	$178	$(197)	$–	$–	$12	$1
Obligations related to
securities sold short	$21	$–	$–	$(47)	$–	$33	$–	$–	$7	$–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (losses), and Other income (loss) on the Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.

4	As at October 31, 2013, consists of derivative assets of $982 million (November 1, 2012 – $749 million) and derivative liabilities of $1,428 million (November 1, 2012 – $1,151 million), which have been netted on this table for presentation purposes only.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 28

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)
		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	October 31	instruments
	2011	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2012	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$–	$–	$–	$1	$–	$–	$–	$(1)	$–	$–
Provinces	5	–	–	3	–	(10)	5	(3)	–	–
Other debt securities
Canadian issuers	30	4	–	29	–	(52)	29	(23)	17	2
Other issuers	79	8	–	276	–	(272)	50	(84)	57	(4)
Equity securities
Common shares	–	–	–	89	–	(12)	–	–	77	–
Trading loans	3	–	–	2	–	(8)	3	–	–	–
Retained interests	52	17	–	28	9	(21)	–	–	85	10
	$169	$29	$–	$428	$9	$(375)	$87	$(111)	$236	$8
Financial assets designated
at fair value through
profit or loss
Loans	$8	$14	$–	$–	$–	$(9)	$–	$–	$13	$5
	$8	$14	$–	$–	$–	$(9)	$–	$–	$13	$5
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	$–	$–	$–	$2	$–	$–	$–	$–	$2	$–
Other debt securities
Corporate and other debt	24	1	1	14	–	(2)	45	(26)	57	1
Equity securities
Common shares	1,524	114	(33)	66	–	(228)	–	–	1,443	(11)
Preferred shares	190	(21)	47	1	–	(54)	–	–	163	39
Debt securities reclassified
from trading	158	12	13	–	–	(9)	22	(31)	165	8
	$1,896	$106	$28	$83	$–	$(293)	$67	$(57)	$1,830	$37

		Total realized and								Change in
	Fair	unrealized (gains)							Fair	unrealized
	value	losses		Movements			Transfers		value	(gains)
	as at	Included							as at	losses on
	November 1	in	Included				Into	Out of	October 31	instruments
	2011	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2012	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,080	$16	$–	$–	$395	$(392)	$1	$–	$1,100	$26
Derivatives[4]
Interest rate contracts	$81	$10	$–	$5	$–	$–	$1	$–	$97	$15
Foreign exchange contracts	(2)	–	–	–	–	–	–	–	(2)	–
Credit contracts	10	(14)	–	–	–	3	(2)	2	(1)	(3)
Equity contracts	343	(18)	–	(134)	187	(59)	1	–	320	(13)
Commodity contracts	1	(13)	–	–	–	(1)	–	1	(12)	(11)
	$433	$(35)	$–	$(129)	$187	$(57)	$–	$3	$402	$(12)
Other financial liabilities
designated at fair value
through profit or loss	$27	$(65)	$–	$–	$188	$(135)	$2	$–	$17	$(65)
Obligations related to
securities sold short	$2	$–	$–	$(6)	$–	$37	$2	$(14)	$21	$5
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income.
4	As at October 31, 2012, consists of derivative assets of $749 million (November 1, 2011 – $685 million) and derivative liabilities of $1,151 million (November 1, 2011 – $1,118 million), which have been netted on this table for presentation purposes only.
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 29

Significant transfers into and out of Level 3 reflected in the table above, occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgement.

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at October 31, 2013 and October 31, 2012, that are classified in Level 3 of the fair value hierarchy. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity is calculated by using reasonably possible alternative assumptions by shocking dividends by 5%, correlation by 10%, or the price of the underlying equity instrument by 10% and volatility from (13)% to 33%. For trading deposits the sensitivity is calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	October 31, 2013		October 31, 2012
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Equity securities
Common shares	$1	$1	$4	$4
Preferred shares	–	–	–	–
Retained interests	5	2	7	3
	6	3	11	7
Derivatives
Interest rate contracts	–	–	2	2
Foreign exchange contracts	–	–	–	–
Equity contracts	30	35	36	47
	30	35	38	49
Available-for-sale securities
Government and government related securities
Other OECD government guaranteed debt	1	1
Other debt securities
Corporate and other debt	2	–	2	2
Equity securities
Common shares	45	18	97	24
Preferred shares	7	7	8	8
Debt securities reclassified from trading	4	4	4	4
	59	30	111	38
FINANCIAL LIABILITIES
Trading deposits	5	9	3	6
Derivatives
Interest rate contracts	23	17	36	26
Equity contracts	49	42	66	50
	72	59	102	76
Other financial liabilities designated at fair value through
profit or loss	2	2	3	3
Total	$174	$138	$268	$179

The best evidence of a financial instrument’s fair value at initial recognition is its transaction price unless the fair value of the instrument is evidenced by comparison with other observable current market transactions in the same instrument (that is, without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Consequently, the difference between the fair value using other observable current market transactions or a valuation technique and the transaction price results in an unrealized gain or loss at initial recognition.

The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs in the valuation technique used to value the instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with non-observable market inputs at initial recognition.

(millions of Canadian dollars)	2013	2012
Balance as at beginning of year	$48	$35
New transactions	32	34
Recognized in the Consolidated Statement of Income during the year	(39)	(21)
Balance as at end of year	$41	$48
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 30

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Loans Designated at Fair Value through Profit or Loss

Certain business and government loans held within a trading portfolio or economically hedged with derivatives are designated at fair value through profit or loss if the relevant criteria are met. The fair value of loans designated at fair value through profit or loss was $9 million as at October 31, 2013 (October 31, 2012 – $13 million), which represents their maximum credit exposure.

These loans are managed within risk limits that have been approved by the Bank’s risk management group and are hedged for credit risk with credit derivatives.

Securities Designated at Fair Value through Profit or Loss

Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as a portion of the income or loss resulting from changes to the discount rate used to value the insurance liabilities.

In addition, certain government and government-insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Securitization Liabilities at Fair Value

Securitization liabilities at fair value include securitization liabilities classified as trading and those designated at fair value through profit or loss. The fair value of a financial liability incorporates the credit risk of that financial liability. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank’s own credit do not impact the determination of fair value.

The amount that the Bank would be contractually required to pay at maturity for all securitization liabilities designated at fair value through profit or loss was $123 million less than the carrying amount as at October 31, 2013 (October 31, 2012 – $445 million less than the carrying amount).

Other Liabilities Designated at Fair Value through Profit or Loss

The Bank issues certain loan commitments to customers to provide a mortgage at a fixed rate. These commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise. Due to the short term nature of these loan commitments, changes in the Bank’s own credit do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the year ended October 31, 2013 the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(129) million (2012 – $(5) million).

NOTE 6: SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE

During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in Trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.

The fair value of the reclassified debt securities was $905 million as at October 31, 2013 (October 31, 2012 – $1,264 million). For the year ended October 31,

2013, net interest income of $62 million after tax (year ended October 31, 2012 – $90 million after tax) was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the year ended October 31, 2013 of $25 million after tax (October 31, 2012 – increase of $26 million after tax) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a decrease in net income for the year ended October 31, 2013 of $25 million after tax (October 31, 2012 – increase of $26 million after tax). During the year ended October 31, 2013, reclassified debt securities with a fair value of $420 million (October 31, 2012 – $789 million) were sold or matured, and $28 million after tax (October 31, 2012 – $23 million after tax) was recorded in net securities gains during the year ended October 31, 2013.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 31

ReclassificationS of certain securities from available-for-sale to held-to-maturity

a)	On March 1, 2013, the Bank reclassified certain debt securities totalling $11.1 billion from available-for-sale to held-to-maturity. For these debt securities, the Bank’s strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in other comprehensive income. The reclassification is a non-cash transaction that is excluded from the Consolidated Statement of Cash Flows.

The fair value and carrying value of the reclassified debt securities was $9.4 billion and $9.4 billion, respectively, as at October 31, 2013. The decrease in fair value of these securities recorded in other comprehensive income from November 1, 2012 to February 28, 2013 was $20 million after tax (year ended October 31, 2012 – increase in fair value of $106 million after tax). On the date of reclassification, these debt securities had a weighted-average effective interest rate of 1.8% with expected recoverable cash flows, on an undiscounted basis, of $11.3 billion. Subsequent to the date of reclassification, the net unrealized gain recognized in other comprehensive income is amortized to interest income over the remaining life of the reclassified debt securities using the EIRM. Had the Bank not reclassified these debt securities, the change in the fair value recognized in other comprehensive income for these debt securities would have been a decrease of $81 million for the period March 1, 2013 to October 31, 2013. After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the period
March 1, 2013 to
October 31, 2013
Net interest income[1]	$119
Net income before income taxes	119
Provision for (recovery of) income taxes	30
Net income	$89
1	Includes amortization of the net unrealized gains associated with these reclassified held-to-maturity securities and was included in other comprehensive income on the date of reclassification.

b)	On September 23, 2013, the Bank reclassified certain debt securities totalling $9.9 billion from available-for-sale to held-to-maturity. For these debt securities, the Bank’s strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in other comprehensive income. The reclassification is a non-cash transaction that is excluded from the Consolidated Statement of Cash Flows.

The fair value and carrying value of the reclassified debt securities was $10.0 billion and $9.9 billion, respectively, as at October 31, 2013. The decrease in fair value of these securities recorded in other comprehensive income from November 1, 2012 to September 22, 2013 was $158 million after tax (year ended October 31, 2012 – increase in fair value of $59 million after tax). On the date of reclassification, these debt securities had a weighted-average effective interest rate of 1.9% with expected recoverable cash flows, on an undiscounted basis, of $10.7 billion. Subsequent to the date of reclassification, the net unrealized gain recognized in other comprehensive income is amortized to interest income over the remaining life of the reclassified debt securities using the EIRM. Had the Bank not reclassified these debt securities, the change in the fair value recognized in other comprehensive income for these debt securities would have been an increase of $37 million for the period September 23, 2013 to October 31, 2013. After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the period
September 23, 2013 to
October 31, 2013
Net interest income[1]	$19
Net income before income taxes	19
Provision for (recovery of) income taxes	7
Net income	$12

1	Includes amortization of the net unrealized gains associated with these reclassified held-to-maturity securities and was included in other comprehensive income on the date of reclassification.

The remaining terms to contractual maturities of the securities held by the Bank are as follows:

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 32

Securities Maturity Schedule
(millions of Canadian dollars)								As at
						October 31		October 31
							2013	2012
	Remaining terms to maturities[1]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total	Total
Trading securities[2]
Government and government-related securities
Canadian government debt
Federal	$4,664	$2,711	$2,072	$2,071	$1,694	$–	$13,212	$15,205
Provinces	1,707	477	549	723	1,063	–	4,519	3,731
U.S. federal, state, municipal governments, and
agencies debt	2,242	5,432	1,666	1,330	685	–	11,355	10,821
Other OECD government-guaranteed debt	1,803	501	175	192	14	–	2,685	3,510
Mortgage-backed securities
Residential	239	709	62	12	–	–	1,022	1,296
Commercial	3	41	5	19	–	–	68	–
	10,658	9,871	4,529	4,347	3,456	–	32,861	34,563
Other debt securities
Canadian issuers	598	861	430	747	300	–	2,936	2,240
Other issuers	3,122	1,777	1,158	436	187	–	6,680	5,647
	3,720	2,638	1,588	1,183	487	–	9,616	7,887
Equity securities
Common shares	–	–	–	–	–	45,687	45,687	37,667
Preferred shares	–	–	–	–	–	64	64	24
	–	–	–	–	–	45,751	45,751	37,691
Retained interests	4	14	6	18	25	–	67	85
Total trading securities	$14,382	$12,523	$6,123	$5,548	$3,968	$45,751	$88,295	$80,226
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$5,041	$206	$2,979	$1,043	$60	$–	$9,329	$10,855
Provinces	175	540	1,417	448	8	–	2,588	2,503
U.S. federal, state, municipal governments, and
agencies debt	177	1,769	2,117	5,545	5,568	–	15,176	29,655
Other OECD government-guaranteed debt	5,568	1,933	371	122	–	–	7,994	17,210
Mortgage-backed securities	22	922	1,866	–	–	–	2,810	1,142
	10,983	5,370	8,750	7,158	5,636	–	37,897	61,365
Other debt securities
Asset-backed securities	1,813	3,229	4,776	10,464	9,038	–	29,320	25,045
Non-agency CMO	–	–	–	–	963	–	963	961
Corporate and other debt	2,161	3,819	2,127	394	152	–	8,653	7,858
	3,974	7,048	6,903	10,858	10,153	–	38,936	33,864
Equity securities
Common shares	–	–	–	–	–	1,637	1,637	1,851
Preferred shares	–	–	–	–	–	166	166	232
	–	–	–	–	–	1,803	1,803	2,083
Debt securities reclassified from trading	118	353	174	171	57	32	905	1,264
Total available-for-sale securities	$15,075	$12,771	$15,827	$18,187	$15,846	$1,835	$79,541	$98,576
Held-to-maturity securities
Government and government-related
securities
Canadian government debt
Federal	$259	$–	$–	$–	$–	$–	$259	$–
U.S. federal, state, municipal governments, and
agencies debt	–	–	1,334	7,447	3,770	–	12,551	–
Other OECD government guaranteed debt	1,914	7,002	4,093	71	–	–	13,080	–
	2,173	7,002	5,427	7,518	3,770	–	25,890	–
Other debt securities
Asset-backed securities	–	–	141	1,098	–	–	1,239	–
Other issuers	773	749	1,310	–	–	–	2,832	–
	773	749	1,451	1,098	–	–	4,071	–
Total held-to-maturity securities	2,946	7,751	6,878	8,616	3,770	–	29,961	–
Total securities	$32,403	$33,045	$28,828	$32,351	$23,584	$47,586	$197,797	$178,802
1	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
2	Includes securities designated at fair value through profit or loss.
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 33

Unrealized Gains and Losses on Available-for-Sale and Held-to-Maturity Securities

The following tables summarize the unrealized gains and losses as at October 31, 2013 and October 31, 2012.

Unrealized Securities Gains (Losses)
(millions of Canadian dollars)							As at
			October 31, 2013				October 31, 2012
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$9,301	$32	$(4)	$9,329	$10,818	$38	$(1)	$10,855
Provinces	2,569	21	(2)	2,588	2,485	18	–	2,503
U.S. federal, state, municipal governments, and
agencies debt	14,971	269	(64)	15,176	28,821	865	(31)	29,655
Other OECD government guaranteed debt	7,978	23	(7)	7,994	16,856	360	(6)	17,210
Mortgage-backed securities	2,791	22	(3)	2,810	1,134	8	–	1,142
	37,610	367	(80)	37,897	60,114	1,289	(38)	61,365
Other debt securities
Asset-backed securities	29,252	136	(68)	29,320	24,868	222	(45)	25,045
Non-agency collateralized mortgage obligation
portfolio	948	15	–	963	939	22	–	961
Corporate and other debt	8,471	206	(24)	8,653	7,587	294	(23)	7,858
	38,671	357	(92)	38,936	33,394	538	(68)	33,864
Equity securities
Common shares	1,557	108	(28)	1,637	1,749	117	(15)	1,851
Preferred shares	152	15	(1)	166	194	38	–	232
	1,709	123	(29)	1,803	1,943	155	(15)	2,083
Debt securities reclassified from trading[2]	835	86	(16)	905	1,165	130	(31)	1,264
Total available-for-sale securities	$78,825	$933	$(217)	$79,541	$96,616	$2,112	$(152)	$98,576

Held-to-maturity securities
Government and government-related
securities
Canadian government debt
Federal	$259	$–	$–	$259	$–	$–	$–	$–
U.S. federal, state, municipal governments, and
agencies debt	12,551	44	(82)	12,513	–	–	–	–
Other OECD government guaranteed debt	13,080	29	(6)	13,103	–	–	–	–
	25,890	73	(88)	25,875	–	–	–	–
Other debt securities
Asset-backed securities	1,239	8	–	1,247
Other issuers	2,832	9	(13)	2,828	–	–	–	–
	4,071	17	(13)	4,075	–	–	–	–
Total held-to-maturity securities	29,961	90	(101)	29,950	–	–	–	–
Total securities	$108,786	$1,023	$(318)	$109,491	$96,616	$2,112	$(152)	$98,576
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
2	Includes the fair value of corporate and other debt securities, as at October 31, 2013 of $905 million (October 31, 2012 – $1,264 million).
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 34

In the following table, unrealized losses for available-for-sale securities are categorized as “12 months or longer” if for each of the consecutive 12 months preceding October 31, 2013 and October 31, 2012, the fair value of the securities was less than the amortized cost. If not, they have been categorized as “Less than 12 months”.

Unrealized Loss Positions for Available-for-Sale Securities
(millions of Canadian dollars)						As at
					October 31, 2013
	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$–	$–	$1,552	$4	$1,552	$4
Province	–	–	325	2	325	2
U.S. federal, state and municipal governments, and
agencies debt	2,978	50	706	14	3,684	64
Other OECD government-guaranteed debt	1,332	6	602	1	1,934	7
Mortgage-backed securities
Residential	875	3	–	–	875	3
	5,185	59	3,185	21	8,370	80
Other debt securities
Asset-backed securities	8,465	44	648	24	9,113	68
Corporate and other debt	1,363	11	605	13	1,968	24
	9,828	55	1,253	37	11,081	92
Equity securities
Common shares	59	14	22	14	81	28
Preferred shares	115	1	–	–	115	1
	174	15	22	14	196	29
Debt securities reclassified from trading	–	–	85	16	85	16
Total	$15,187	$129	$4,545	$88	$19,732	$217

					October 31, 2012
Available-for-sale securities
Government and government-related securities
Canadian government debt – federal	$4,027	$1	$–	$–	$4,027	$1
U.S. federal, state and municipal governments, and
agencies debt	2,656	17	869	14	3,525	31
Other OECD government-guaranteed debt	2,849	6	–	–	2,849	6
	9,532	24	869	14	10,401	38
Other debt securities
Asset-backed securities	295	10	2,201	35	2,496	45
Corporate and other debt	421	15	395	8	816	23
	716	25	2,596	43	3,312	68
Equity securities
Common shares	18	13	40	2	58	15
Preferred shares	–	–	–	–	–	–
	18	13	40	2	58	15
Debt securities reclassified from trading	–	–	179	31	179	31
Total	$10,266	$62	$3,684	$90	$13,950	$152

Net Securities Gains (Losses)
(millions of Canadian dollars)	For the years ended October 31
	2013	2012	2011
Net realized gains (losses)
Available-for-sale securities	$312	$423	$416
Impairment losses
Available-for-sale securities[1]	(8)	(50)	(23)
Total	$304	$373	$393
1	None of the impairment losses for the year ended October 31, 2013 (2012 – nil) related to debt securities in the reclassified portfolio as described in “Reclassification of Certain Debt Securities – Trading to Available-for-Sale” above.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 35

NOTE 7: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank’s loans, impaired loans and related allowance for loan losses.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)					As at
								October 31, 2013
	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired	Total	specific	loans	credit losses	losses	loans
Residential mortgages[2,3,4]	$182,169	$2,459	$706	$185,334	$–	$22	$65	$87	$185,247
Consumer instalment and other personal[5]	112,528	5,648	737	118,913	–	118	541	659	118,254
Credit card	20,620	1,299	269	22,188	–	128	714	842	21,346
Business and government[2,3,4]	112,779	1,354	980	115,113	151	30	698	879	114,234
	$428,096	$10,760	$2,692	$441,548	$151	$298	$2,018	$2,467	$439,081
Debt securities classified as loans				3,744	173	–	98	271	3,473
Acquired credit-impaired loans				2,485	24	93	–	117	2,368
Total				$447,777	$348	$391	$2,116	$2,855	$444,922

								October 31, 2012
Residential mortgages[2,3,4]	$168,575	$2,355	$679	$171,609	$–	$27	$50	$77	$171,532
Consumer instalment and other personal[5]	111,063	5,645	673	117,381	–	118	430	548	116,833
Credit card	14,230	922	181	15,333	–	83	605	688	14,645
Business and government[2,3,4]	95,893	1,530	985	98,408	168	22	703	893	97,515
	$389,761	$10,452	$2,518	$402,731	$168	$250	$1,788	$2,206	$400,525
Debt securities classified as loans				4,994	185	–	155	340	4,654
Acquired credit-impaired loans				3,767	31	67	–	98	3,669
Total				$411,492	$384	$317	$1,943	$2,644	$408,848
1	Excludes allowance for off-balance sheet positions.
2	Excludes trading loans with a fair value of $10,219 million as at October 31, 2013 (October 31, 2012 – $8,271 million) and amortized cost of $9,891 million as at October 31, 2013 (October 31, 2012 – $7,918 million), and loans designated at fair value through profit or loss of $9 million as at October 31, 2013 (October 31, 2012 – $13 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
3	Includes insured mortgages of $129,805 million as at October 31, 2013 (October 31, 2012 – $126,951 million).
4	As at October 31, 2013, impaired loans with a balance of $497 million did not have a related allowance for loan losses (October 31, 2012 – $456 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
5	Includes Canadian government-insured real estate personal loans of $26,725 million as at October 31, 2013 (October 31, 2012 – $30,241 million).

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. In order to determine the carrying value of foreclosed assets, the Bank predominantly relies on third-party appraisals. Foreclosed assets held for sale were $233 million as at October 31, 2013 (October 31, 2012 – $254 million) and was recorded in Other assets on the Consolidated Balance Sheet.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 36

The following table presents information related to the Bank’s impaired loans.

Impaired Loans[1]
(millions of Canadian dollars)				As at
			October 31, 2013
			Related	Average
	Unpaid		allowance	gross
	principal	Carrying	for credit	impaired
	balance[2]	value	losses	loans
Residential mortgages	$759	$706	$22	$697
Consumer instalment and other personal	834	737	118	709
Credit card	269	269	128	228
Business and government	1,179	980	181	968
Total	$3,041	$2,692	$449	$2,602

			October 31, 2012
Residential mortgages	$722	$679	$27	$722
Consumer instalment and other personal	744	673	118	457
Credit card	181	181	83	157
Business and government	1,639	985	190	1,092
Total	$3,286	$2,518	$418	$2,428
1	Excludes acquired credit-impaired loans and debt securities classified as loans.
2	Represents contractual amount of principal owed.
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 37

The change in the Bank’s allowance for credit losses for the years ended October 31, 2013 and October 31, 2012 are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	October 31
	2012	losses	Write-offs	Recoveries	Disposals	adjustments	2013
Counterparty-specific allowance
Business and government	$170	$159	$(208)	$41	$–	$(11)	$151
Debt securities classified as loans	185	13	(11)	–	(22)	8	173
Total counterparty-specific allowance excluding acquired
credit-impaired loans	355	172	(219)	41	(22)	(3)	324
Acquired credit-impaired loans[1,2]	31	13	(14)	5	–	(11)	24
Total counterparty-specific allowance	386	185	(233)	46	(22)	(14)	348
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	27	27	(53)	20	–	1	22
Consumer instalment and other personal	118	638	(822)	182	–	2	118
Credit card	83	536	(599)	106	–	2	128
Business and government	22	59	(87)	36	–	–	30
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	250	1,260	(1,561)	344	–	5	298
Acquired credit-impaired loans[1,2]	67	36	(24)	4	–	10	93
Total collectively assessed allowance for individually
insignificant impaired loans	317	1,296	(1,585)	348	–	15	391
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	50	14	–	–	–	1	65
Consumer instalment and other personal	452	106	–	–	–	7	565
Credit card	671	91	–	–	–	5	767
Business and government	824	(16)	–	–	–	25	833
Debt securities classified as loans	155	(45)	–	–	(19)	7	98
Total collectively assessed allowance for incurred
but not identified credit losses	2,152	150	–	–	(19)	45	2,328
Allowance for credit losses
Residential mortgages	77	41	(53)	20	–	2	87
Consumer instalment and other personal	570	744	(822)	182	–	9	683
Credit card	754	627	(599)	106	–	7	895
Business and government	1,016	202	(295)	77	–	14	1,014
Debt securities classified as loans	340	(32)	(11)	–	(41)	15	271
Total allowance for credit losses excluding acquired
credit-impaired loans	2,757	1,582	(1,780)	385	(41)	47	2,950
Acquired credit-impaired loans[1,2]	98	49	(38)	9	–	(1)	117
Total allowance for credit losses	2,855	1,631	(1,818)	394	(41)	46	3,067
Less: Allowance for off-balance sheet positions[3]	211	(2)	–	–	–	3	212
Allowance for loan losses	$2,644	$1,633	$(1,818)	$394	$(41)	$43	$2,855
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Provisions on the Consolidated Balance Sheet.
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 38

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	October 31
	2011	losses	Write-offs	Recoveries	Disposals	adjustments	2012
Counterparty-specific allowance
Business and government	$188	$337	$(377)	$46	$–	$(24)	$170
Debt securities classified as loans	179	6	–	–	–	–	185
Total counterparty-specific allowance excluding acquired
credit-impaired loans	367	343	(377)	46	–	(24)	355
Acquired credit-impaired loans[1,2]	30	58	(60)	–	–	3	31
Total counterparty-specific allowance	397	401	(437)	46	–	(21)	386
Collectively assessed allowance for individually
insignificant impaired loans
Residential mortgages	32	32	(60)	19	–	4	27
Consumer instalment and other personal	114	665	(794)	134	–	(1)	118
Credit card	64	353	(385)	51	–	–	83
Business and government	34	68	(116)	36	–	–	22
Total collectively assessed allowance for individually
insignificant impaired loans excluding acquired
credit-impaired loans	244	1,118	(1,355)	240	–	3	250
Acquired credit-impaired loans[1,2]	30	56	(52)	1	–	32	67
Total collectively assessed allowance for individually
insignificant impaired loans	274	1,174	(1,407)	241	–	35	317
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	30	23	–	–	–	(3)	50
Consumer instalment and other personal	405	48	–	–	–	(1)	452
Credit card	312	359	–	–	–	–	671
Business and government	1,030	(216)	–	–	–	10	824
Debt securities classified as loans	149	6	–	–	–	–	155
Total collectively assessed allowance for incurred
but not identified credit losses	1,926	220	–	–	–	6	2,152
Allowance for credit losses
Residential mortgages	62	55	(60)	19	–	1	77
Consumer instalment and other personal	519	713	(794)	134	–	(2)	570
Credit card	376	712	(385)	51	–	–	754
Business and government	1,252	189	(493)	82	–	(14)	1,016
Debt securities classified as loans	328	12	–	–	–	–	340
Total allowance for credit losses excluding acquired
credit-impaired loans	2,537	1,681	(1,732)	286	–	(15)	2,757
Acquired credit-impaired loans[1,2]	60	114	(112)	1	–	35	98
Total allowance for credit losses	2,597	1,795	(1,844)	287	–	20	2,855
Less: Allowance for off-balance sheet positions[3]	283	(74)	–	–	–	2	211
Allowance for loan losses	$2,314	$1,869	$(1,844)	$287	$–	$18	$2,644
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see the “FDIC Covered Loans” section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Provisions on the Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.

The following table summarizes loans that are contractually past due but not impaired as at October 31, 2013 and October 31, 2012. U.S. Personal and Commercial Banking may grant a grace period of up to 15 days. There were $2.0 billion as at October 31, 2013 (October 31, 2012 – $1.9 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following tables.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 39

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)	As at
	October 31, 2013
	1-30	31-60	61-89
	days	days	days	Total
Residential mortgages	$1,560	$785	$114	$2,459
Consumer instalment and other personal	4,770	695	183	5,648
Credit card	956	216	127	1,299
Business and government	974	325	55	1,354
Total	$8,260	$2,021	$479	$10,760

October 31, 2012
Residential mortgages	$1,370	$821	$164	$2,355
Consumer instalment and other personal	4,752	705	188	5,645
Credit card	695	144	83	922
Business and government	1,186	289	55	1,530
Total	$8,003	$1,959	$490	$10,452
1	Excludes all ACI loans and debt securities classified as loans.

Collateral

As at October 31, 2013, the fair value of financial collateral held against loans that were past due but not impaired was $172 million (October 31, 2012 – $167 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

Gross Impaired Debt Securities Classified as Loans

As at October 31, 2013, impaired loans excludes $1.2 billion (October 31, 2012 – $1.5 billion) of gross impaired debt securities classified as loans. Subsequent to any recorded impairment, interest income continues to be recognized using the EIR which was used to discount the future cash flows for the purpose of measuring the credit loss.

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are comprised of commercial, retail and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and the acquisitions of the credit card portfolios of MBNA Canada (MBNA) and Target Corporation (Target), with outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $874 million, $334 million, and $143 million, respectively, and fair values of $5.6 billion, $1.9 billion, $794 million, $136 million, and $85 million, respectively at the acquisition dates.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 40

Acquired Credit-Impaired Loans
(millions of Canadian dollars)		As at
	October 31	October 31
	2013	2012
FDIC-assisted acquisitions
Unpaid principal balance[1]	$836	$1,070
Credit related fair value adjustments[2]	(27)	(42)
Interest rate and other related premium/(discount)	(22)	(26)
Carrying value	787	1,002
Counterparty-specific allowance[3]	(5)	(5)
Allowance for individually insignificant impaired loans[3]	(55)	(54)
Carrying value net of related allowance – FDIC-assisted acquisitions[4]	727	943
South Financial
Unpaid principal balance[1]	1,700	2,719
Credit related fair value adjustments[2]	(33)	(89)
Interest rate and other related premium/(discount)	(48)	(111)
Carrying value	1,619	2,519
Counterparty-specific allowance[3]	(19)	(26)
Allowance for individually insignificant impaired loans[3]	(38)	(12)
Carrying value net of related allowance – South Financial	1,562	2,481
Other[5]
Unpaid principal balance[1]	105	283
Credit related fair value adjustments[2]	(26)	(39)
Interest rate and other related premium/(discount)	–	2
Carrying value	79	246
Allowance for individually insignificant impaired loans[3]	–	(1)
Carrying value net of related allowance – Other	79	245
Total carrying value net of related allowance – Acquired credit-impaired loans	$2,368	$3,669
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
3	Management concluded as part of the Bank’s assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4	Carrying value does not include the effect of the FDIC loss sharing agreement.
5	Includes Chrysler Financial, MBNA, and Target.

FDIC COVERED LOANS

As at October 31, 2013, the balance of FDIC covered loans was $787 million (October 31, 2012 – $1,002 million) and was recorded in Loans on the Consolidated Balance Sheet. As at October 31, 2013, the balance of indemnification assets was $81 million (October 31, 2012 – $90 million) and was recorded in Other assets on the Consolidated Balance Sheet.

NOTE 8: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans to SPEs or non-SPE third parties. Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using EIRM.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust as part of the Canada Mortgage Bond (CMB) program and to third-party investors. The securitization of these residential mortgages do not qualify for derecognition as the Bank continues to be exposed to substantially all of the risks of the residential mortgages.

The Bank securitizes U.S. originated and purchased residential mortgages with U.S. government agencies which qualify for derecognition from the Bank’s Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

The Bank also securitizes personal loans and business and government loans to SPEs or non-SPEs. These securitizations may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction.

In addition, the Bank transfers financial assets to certain consolidated special purposes entities. See Note 9 for further details.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 41

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)				As at
	October 31, 2013		October 31, 2012
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction
Securitization of residential mortgage loans	$39,227	$38,936	$44,305	$43,746
Securitization of consumer instalment and other personal loans	–	–	361	361
Securitization of business and government loans	21	21	33	32
Other financial assets transferred related to securitization[1]	6,911	6,832	4,961	4,960
Total	$46,159	$45,789	$49,660	$49,099
Associated liabilities[2]	$(47,370)	$(47,104)	$(50,666)	$(50,548)
1	Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.
2	Includes securitization liabilities carried at amortized cost of $25,144 million as at October 31, 2013 (October 31, 2012 – $25,224 million) and securitization liabilities carried at fair value of $21,960 million as at October 31, 2013 (October 31, 2012 – $25,324 million).

The following table summarizes the residential mortgage loans subject to continuing involvement accounting.

Securitized Residential Mortgage Loans Subject to Continuing Involvement Accounting
(millions of Canadian dollars)				As at
	October 31, 2013		October 31, 2012
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Original assets securitized	$458	$450	$892	$876
Assets which continue to be recognized	458	450	892	876
Associated liabilities	(453)	(448)	(968)	(966)

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized financial assets, such as debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred financial assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)		As at
	October 31	October 31
	2013	2012
Carrying amount of assets
Nature of transaction:
Repurchase agreements	$16,658	$16,884
Securities lending agreements	12,827	13,047
Total	$29,485	$29,931
Carrying amount of associated liabilities[1]	$16,775	$17,062
1	Associated liabilities are all related to repurchase agreements.

Transferred financial assets that are derecognized in their entirety but where the Bank has a continuing involvement

Continuing involvement may also arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank’s Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at October 31, 2013, the fair value of retained interests was $52 million (October 31, 2012 – $53 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. The gain on sale of the loans for the year ended October 31, 2013 was $2 million (October 31, 2012 – $1 million). For the year ended October 31, 2013, the trading income recognized on the retained interest was $2 million (October 31, 2012 – $2 million).

Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank’s Consolidated Balance Sheet. In instances where the Bank fully derecognizes these U.S. residential mortgages, the Bank has a continuing involvement to service those loans. As at October 31, 2013, the carrying value of these servicing rights was $17 million (October 31, 2012 – $3 million) and the fair value was $22 million (October 31, 2012 – $4 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain on sale of the loans for the year ended October 31, 2013 was $41 million (October 31, 2012 – $1 million).

TRANSFER OF DEBT SECURITIES CLASSIFIED AS LOANS

The Bank sold $539 million of its non-agency collateralized mortgage obligation securities with no continuing involvement resulting in a gain on sale of $108 million for the year ended October 31, 2013. The gain was recorded in Other income on the Consolidated Statement of Income.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 42

NOTE 9: SPECIAL PURPOSE ENTITIES

SIGNIFICANT CONSOLIDATED SPECIAL PURPOSE ENTITIES

A SPE is an entity that is created to accomplish a narrow and well-defined objective. SPEs are consolidated when the substance of the relationship between the Bank and the SPE indicates that the SPE is controlled by the Bank. The Bank’s interests in consolidated SPEs are discussed as follows:

Personal Loans

The Bank securitizes personal loans through consolidated SPEs to enhance its liquidity position, to diversify its sources of funding and to optimize management of its balance sheet. Where the SPEs are created primarily for the Bank’s benefit and the Bank is exposed to the majority of the residual risks of the SPEs, consolidation is required. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements.

Credit Cards

The Bank securitizes credit card loans through an SPE. The Bank acquired substantially all of the credit card portfolio of MBNA Canada on December 1, 2011. As a result, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets and the Bank is exposed to the majority of the residual risks of the SPE. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements.

Other Significant Consolidated SPEs

The Bank consolidates two other significant SPEs as they were created primarily for the Bank’s benefit and the Bank is exposed to the majority of the residual risks of the SPEs. One of the SPEs is funded by the Bank and purchases senior tranches of securitized assets from the Bank’s existing customers. Further, as at October 31, 2013, the Bank has currently committed to provide an additional $53 million in funding to the SPE.

The second SPE was created to guarantee principal and interest payments in respect of covered bonds issued by the Bank. The Bank sold assets to the SPE and provided a loan to the SPE to facilitate the purchase. The Bank is restricted from accessing the SPE’s assets under the relevant arrangements.

The following table presents information related to the Bank’s significant consolidated SPEs.

Significant Consolidated SPEs
(millions of Canadian dollars)					As at
					October 31, 2013
	Personal loans		Credit cards		Other

	Fair	Carrying	Fair	Carrying	Fair	Carrying
	Value	Amount	Value	Amount	Value	Amount
Assets reported as loans[1,2]	$6,141	$6,141	$649	$649	$11,588	$11,603
Associated liabilities	6,142	6,141	656	649	10,621	10,443
Maximum exposure to loss		$6,141		$649		$11,007

					October 31, 2012
Assets reported as loans[1,2]	$5,461	$5,461	$1,251	$1,251	$12,766	$11,683
Associated liabilities	5,404	5,461	1,276	1,251	10,287	10,012
Maximum exposure to loss		$5,461		$1,251		$10,544
1	The SPEs assets are comprised of loans which include cash and cash equivalents.
2	$1.1 billion of the underlying personal loans was government insured (October 31, 2012 – $1.1 billion).

SIGNIFICANT NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES

The Bank holds interests in certain significant non-consolidated SPEs where the Bank is not exposed to the majority of the residual risks of the SPEs. The Bank’s interests in these non-consolidated SPEs are as follows:

Multi-Seller Conduits

Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty rolling over asset-backed commercial paper (ABCP), the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if a trust is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (that is, draw-down on the facility). These preconditions are in place so that the Bank does not provide credit enhancement through the loan facilities to the trust.

From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. During the years ended October 31, 2013 and 2012, no amounts of ABCP were purchased pursuant to liquidity agreements. The Bank maintained inventory positions of ABCP issued by multi-seller conduits as part of its market-making and investment activities in ABCP. As at October 31, 2013, the Bank held $1,717 million (October 31, 2012 – $128 million) of ABCP inventory, respectively, out of $9.6 billion (October 31, 2012 – $7.5 billion) total outstanding ABCP issued by the conduits. The commercial paper held is classified as Trading or Available-for-sale securities on the Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank monitors its ABCP inventory positions as part of the on-going consolidation assessment process.

The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $9.6 billion as at October 31, 2013 (October 31, 2012 – $7.5 billion). Further, the Bank has committed to an additional $2.0 billion (October 31, 2012 – $2.2 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 43

NOTE 10: DERIVATIVES

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES

The majority of the Bank’s derivative contracts are OTC transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest Rate Derivatives

The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional amount. No exchange of principal amount takes place.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional amount. No exchange of principal amount takes place. Certain interest rate swaps are transacted and settled through a clearing house which acts as a central counterparty.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges. Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives

The Bank uses foreign exchange derivatives, such as futures, forwards and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank’s foreign currency assets are greater or less than the liabilities in that currency; they create foreign currency open positions.

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage currency and/or interest rate exposures.

Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives

The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank’s corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank’s portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Bank has credit exposure.

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives

The Bank also transacts in equity and commodity derivatives in both the exchange and OTC markets.

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Commodity contracts include commodity forwards, futures, swaps and options, such as precious metals and energy-related products in both OTC and exchange markets.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 44

NOTIONAL AMOUNTS

The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

Fair Value of Derivatives
(millions of Canadian dollars)			October 31, 2013		October 31, 2012
	Average fair value		Fair value as at		Fair value as at
	for the year[1]		balance sheet date		balance sheet date
	Positive	Negative	Positive	Negative	Positive	Negative
Derivatives held or issued for trading purposes
Interest rate contracts
Futures	$2	$–	$2	$–	$4	$–
Forward rate agreements	20	19	26	28	25	22
Swaps	25,788	23,842	21,663	20,188	32,058	29,473
Options written	–	697	–	617	–	797
Options purchased	704	–	586	–	850	–
Total interest rate contracts	26,514	24,558	22,277	20,833	32,937	30,292
Foreign exchange contracts
Futures	–	–	–	–	–	–
Forward contracts	4,775	3,994	3,125	3,004	3,259	2,935
Swaps	1	1	–	–	179	63
Cross-currency interest rate swaps	8,213	14,051	8,631	10,699	7,293	16,473
Options written	–	241	–	200	–	209
Options purchased	208	–	190	–	186	–
Total foreign exchange contracts	13,197	18,287	11,946	13,903	10,917	19,680
Credit derivatives
Credit default swaps – protection purchased	8	61	3	92	17	49
Credit default swaps – protection sold	23	14	57	4	16	25
Total credit derivative contracts	31	75	60	96	33	74
Other contracts
Equity contracts	7,917	9,002	7,302	8,946	7,168	8,309
Commodity contracts	429	412	331	327	533	609
Total other contracts	8,346	9,414	7,633	9,273	7,701	8,918
Fair value – trading	48,088	52,334	41,916	44,105	51,588	58,964
Derivatives held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	–	–	–	–	–	1
Swaps	4,152	2,255	3,397	2,011	5,657	2,891
Options written	–	8	–	4	7	4
Options purchased	19	–	17	–	18	8
Total interest rate contracts	4,171	2,263	3,414	2,015	5,682	2,904
Foreign exchange contracts
Forward contracts	946	451	648	616	1,304	382
Swaps	–	–	–	–	–	7
Cross-currency interest rate swaps	1,449	1,229	1,693	1,177	1,051	1,597
Total foreign exchange contracts	2,395	1,680	2,341	1,793	2,355	1,986
Credit derivatives
Credit default swaps – protection purchased	6	223	3	262	16	173
Total credit derivative contracts	6	223	3	262	16	173
Other contracts
Equity contracts	1,452	1,128	1,787	1,296	1,278	970
Total other contracts	1,452	1,128	1,787	1,296	1,278	970
Fair value – non-trading	8,024	5,294	7,545	5,366	9,331	6,033
Total fair value	$56,112	$57,628	$49,461	$49,471	$60,919	$64,997
1	The average fair value of trading derivatives for the year ended October 31, 2012 was: positive $52,596 million and negative $59,272 million. Averages are calculated on a monthly basis.
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 45

The following table distinguishes the derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships as at October 31, 2013 and October 31, 2012.

Fair Value of Non-Trading Derivatives
(millions of Canadian dollars)									As at
									October 31, 2013
	Derivative Assets								Derivative Liabilities
	Derivatives in					Derivatives in
	qualifying			Derivatives		qualifying			Derivatives
	hedging			not in		hedging			not in
	relationships			qualifying		relationships			qualifying
	Fair	Cash	Net	hedging		Fair	Cash	Net	hedging
	Value	Flow	Investment	relationships	Total	Value	Flow	Investment	relationships	Total
Derivatives held or issued for
non-trading purposes
Interest rate contracts
Forward rate agreements	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Swaps	228	636	–	2,533	3,397	130	274	–	1,607	2,011
Options written	–	–	–	–	–	–	–	–	4	4
Options purchased	–	–	–	17	17	–	–	–	–	–
Total interest rate contracts	228	636	–	2,550	3,414	130	274	–	1,611	2,015
Foreign exchange contracts
Forward contracts	–	622	–	26	648	–	566	30	20	616
Swaps	–	–	–	–	–	–	–	–	–	–
Cross-currency interest rate swaps	–	993	–	700	1,693	–	658	–	519	1,177
Total foreign exchange contracts	–	1,615	–	726	2,341	–	1,224	30	539	1,793
Credit derivatives
Credit default swaps – protection purchased	–	–	–	3	3	–	–	–	262	262
Total credit derivatives	–	–	–	3	3	–	–	–	262	262
Other contracts
Equity contracts	–	482	–	1,305	1,787	–	–	–	1,296	1,296
Total other contracts	–	482	–	1,305	1,787	–	–	–	1,296	1,296
Fair value – non-trading	$228	$2,733	$–	$4,584	$7,545	$130	$1,498	$30	$3,708	$5,366

									October 31, 2012
Derivatives held or issued for
non-trading purposes
Interest rate contracts
Forward rate agreements	$–	$–	$–	$–	$–	$–	$–	$–	$1	$1
Swaps	138	2,893	–	2,626	5,657	150	243	–	2,498	2,891
Options written	–	–	–	7	7	–	–	–	4	4
Options purchased	–	–	–	18	18	–	–	–	8	8
Total interest rate contracts	138	2,893	–	2,651	5,682	150	243	–	2,511	2,904
Foreign exchange contracts
Forward contracts	–	1,242	–	62	1,304	–	331	25	26	382
Swaps	–	–	–	–	–	–	7	–	–	7
Cross-currency interest rate swaps	–	335	–	716	1,051	–	1,187	–	410	1,597
Total foreign exchange contracts	–	1,577	–	778	2,355	–	1,525	25	436	1,986
Credit derivatives
Credit default swaps – protection purchased	–	–	–	16	16	–	–	–	173	173
Total credit derivatives	–	–	–	16	16	–	–	–	173	173
Other contracts
Equity contracts	–	314	–	964	1,278	–	8	–	962	970
Total other contracts	–	314	–	964	1,278	–	8	–	962	970
Fair value – non-trading	$138	$4,784	$–	$4,409	$9,331	$150	$1,776	$25	$4,082	$6,033

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 46

The following tables disclose the impact of derivatives and non-derivative instruments designated in hedge accounting relationships and the related hedged items, where appropriate, in the Consolidated Statement of Income and in other comprehensive income (OCI) for the years ended October 31, 2013, October 31, 2012 and October 31, 2011.

Fair Value Hedges
(millions of Canadian dollars)	For the years ended October 31
				2013
				Amounts
	Amounts	Amounts		excluded from
	recognized	recognized		the assessment
	in income on	in income on	Hedge	of hedge
	derivatives[1]	hedged items[1]	ineffectiveness[1]	effectiveness[1]
Fair value hedges
Interest rate contracts	$277	$(248)	$29	$(8)
Other contracts[2]	13	(14)	(1)	–
Total income (loss)	$290	$(262)	$28	$(8)

				2012
Fair value hedges
Interest rate contracts[2]	$129	$(127)	$2	$(1)
Total income (loss)	$129	$(127)	$2	$(1)

				2011
Fair value hedges
Interest rate contracts[2]	$102	$(107)	$(5)	$30
Total (loss)	$102	$(107)	$(5)	$30
1	Amounts are recorded in non-interest income.
2	Includes non-derivative instruments designated as hedging instruments in qualifying foreign exchange fair value hedge accounting relationships (for example, foreign denominated liabilities).

During the years ended October 31, 2013, October 31, 2012 and October 31, 2011, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.

Cash Flow and Net Investment Hedges
(millions of Canadian dollars)	For the years ended October 31
				2013
				Amounts excluded
	Amounts	Amounts		from the assessment
	recognized in	reclassified from	Hedge	of hedge
	OCI on derivatives[1]	OCI into income[1,2]	ineffectiveness[3]	effectiveness[3]
Cash flow hedges
Interest rate contracts	$(197)	$1,167	$(3)	$–
Foreign exchange contracts[4]	962	944	–	–
Other contracts	305	287	–	–
Total income (loss)	$1,070	$2,398	$(3)	$–
Net investment hedges
Foreign exchange contracts[4]	$(1,001)	$(5)	$–	$–

				2012
Cash flow hedges
Interest rate contracts	$1,263	$1,611	$–	$–
Foreign exchange contracts[4]	(28)	(17)	–	–
Other contracts	108	102	–	–
Total income (loss)	$1,343	$1,696	$–	$–
Net investment hedges
Foreign exchange contracts[4]	$(76)	$–	$–	$4

				2011
Cash flow hedges
Interest rate contracts	$1,902	$1,670	$–	$–
Foreign exchange contracts[4]	129	132	–	–
Other contracts	38	61	–	–
Total income (loss)	$2,069	$1,863	$–	$–
Net investment hedges
Foreign exchange contracts[4]	$449	$–	$–	$70
1	OCI is presented on a pre-tax basis.
2	Amounts are recorded in net interest income.
3	Amounts are recorded in non-interest income.
4	Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships (such as, foreign denominated liabilities).
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 47

The following table indicates the periods when hedged cash flows in designated cash flow hedge accounting relationships are expected to occur as at October 31, 2013 and October 31, 2012.

Hedged Cash Flows
(millions of Canadian dollars)						As at
					October 31, 2013
	Within	Over 1 year	Over 3 years	Over 5 years	Over 10
	1 year	to 3 years	to 5 years	to 10 years	years	Total
Cash flow hedges
Cash inflows	$18,235	$21,582	$8,480	$1,063	$294	$49,654
Cash outflows	(1,485)	(7,276)	(6,731)	(389)	–	(15,881)
Net cash flows	$16,750	$14,306	$1,749	$674	$294	$33,773

					October 31, 2012
Cash flow hedges
Cash inflows	$12,242	$15,187	$6,941	$396	$248	$35,014
Cash outflows	(2,128)	(5,214)	(4,743)	–	–	(12,085)
Net cash flows	$10,114	$9,973	$2,198	$396	$248	$22,929

Income related to interest cash flows is recognized using the effective interest rate method over the life of the underlying instrument. Foreign currency translation gains and losses related to future cash flows on hedged items are recognized as incurred.

During the years ended October 31, 2013 and October 31, 2012, there were no significant instances where forecasted hedged transactions failed to occur.

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships for the years ended October 31, 2013, October 31, 2012 and October 31, 2011. These gains (losses) are partially offset by gains (losses) recorded on the Consolidated Statement of Income and on the Consolidated Statement of Other Comprehensive Income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships[1]
(millions of Canadian dollars)	For the years ended October 31
	2013	2012	2011
Interest rate contracts	$69	$(111)	$140
Foreign exchange contracts	(47)	(14)	(8)
Credit derivatives	(187)	(67)	41
Equity	4	3	(1)
Total	$(161)	$(189)	$172
1	Amounts are recorded in non-interest income.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 48

The following table discloses the notional amount of over-the-counter and exchange-traded derivatives.

Over-the-Counter and Exchange-Traded Derivatives
(billions of Canadian dollars)							As at
						October 31	October 31
						2013	2012
	Trading
	Over-the-Counter[1]
		Non
	Clearing	Clearing	Exchange-		Non-
	house [2]	house	Traded	Total	Trading	Total	Total
Notional
Interest rate contracts
Futures	$–	$–	$301.1	$301.1	$–	$301.1	$285.0
Forward rate agreements	110.7	61.4	–	172.1	1.1	173.2	87.9
Swaps	1,777.9	904.2	–	2,682.1	404.3	3,086.4	2,311.9
Options written	–	30.4	11.7	42.1	0.3	42.4	57.2
Options purchased	–	29.6	10.1	39.7	3.0	42.7	49.9
Total interest rate contracts	1,888.6	1,025.6	322.9	3,237.1	408.7	3,645.8	2,791.9
Foreign exchange contracts
Futures	–	–	38.4	38.4	–	38.4	28.7
Forward contracts	–	378.4	–	378.4	47.8	426.2	411.8
Swaps	–	–	–	–	–	–	1.3
Cross-currency interest rate swaps	–	411.8	–	411.8	33.9	445.7	416.9
Options written	–	12.8	–	12.8	–	12.8	13.6
Options purchased	–	11.9	–	11.9	–	11.9	12.8
Total foreign exchange contracts	–	814.9	38.4	853.3	81.7	935.0	885.1
Credit derivatives
Credit default swaps – protection purchased	–	4.2	–	4.2	5.0	9.2	7.0
Credit default swaps – protection sold	–	3.8	–	3.8	–	3.8	1.7
Total credit derivative contracts	–	8.0	–	8.0	5.0	13.0	8.7
Other contracts
Equity contracts	–	35.2	18.4	53.6	33.3	86.9	86.3
Commodity contracts	–	7.4	23.9	31.3	–	31.3	19.3
Total other contracts	–	42.6	42.3	84.9	33.3	118.2	105.6
Total	$1,888.6	$1,891.1	$403.6	$4,183.3	$528.7	$4,712.0	$3,791.3
1	Collateral held under a Credit Support Annex (CSA) to help reduce counterparty credit risk is in the form of high quality and liquid assets such as cash and high quality government securities. Acceptable collateral is governed by the Collateralized Trading Policy.
2	Derivatives executed through a central clearing house reduces settlement risk due to the ability to net settle offsetting positions. The Bank also receives preferential capital treatment relative to those settled with non-central clearing house counterparties.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 49

The following table discloses the notional principal amount of over the counter derivatives and exchange traded derivatives based on their contractual terms to maturity.

Derivatives by Term to Maturity
(billions of Canadian dollars)							As at
						October 31	October 31
						2013	2012
	Remaining term to maturity
	Within	Over 1 year	Over 3 years	Over 5 years	Over
Notional Principal	1 year	to 3 years	to 5 years	to 10 years	10 years	Total	Total
Interest rate contracts
Futures	$242.5	$58.6	$–	$–	$–	$301.1	$285.0
Forward rate agreements	159.7	13.5	–	–	–	173.2	87.9
Swaps	763.6	921.7	792.5	515.6	93.0	3,086.4	2,311.9
Options written	24.9	12.8	2.3	1.4	1.0	42.4	57.2
Options purchased	24.5	12.6	1.2	2.8	1.6	42.7	49.9
Total interest rate contracts	1,215.2	1,019.2	796.0	519.8	95.6	3,645.8	2,791.9
Foreign exchange contracts
Futures	15.4	22.9	0.1	–	–	38.4	28.7
Forward contracts	378.6	34.7	12.7	0.1	0.1	426.2	411.8
Swaps	–	–	–	–	–	–	1.3
Cross-currency interest rate swaps	97.4	144.8	100.1	85.4	18.0	445.7	416.9
Options written	10.3	2.5	–	–	–	12.8	13.6
Options purchased	9.8	2.1	–	–	–	11.9	12.8
Total foreign exchange contracts	511.5	207.0	112.9	85.5	18.1	935.0	885.1
Credit derivatives
Credit default swaps – protection purchased	1.3	3.3	3.6	1.0	–	9.2	7.0
Credit default swaps – protection sold	0.2	0.5	2.2	0.9	–	3.8	1.7
Total credit derivative contracts	1.5	3.8	5.8	1.9	–	13.0	8.7
Other contracts
Equity contracts	55.1	21.1	10.5	0.2	–	86.9	86.3
Commodity contracts	19.9	10.1	1.1	0.2	–	31.3	19.3
Total other contracts	75.0	31.2	11.6	0.4	–	118.2	105.6
Total	$1,803.2	$1,261.2	$926.3	$607.6	$113.7	$4,712.0	$3,791.3

DERIVATIVE-RELATED RISKS

Market Risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank’s trading business and is monitored independently by the Bank’s Risk Management.

Credit Risk

Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Treasury Credit area within Wholesale Banking is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.

Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the table below entitled ‘Credit Exposure of Derivatives’.

Also shown in the table entitled ‘Credit Exposure of Derivatives’, is the current replacement cost, which is the positive fair value of all outstanding derivatives, and represents the Bank’s maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the derivatives. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 50

Credit Exposure of Derivatives
(millions of Canadian dollars)						As at
	October 31, 2013			October 31, 2012
	Current	Credit	Risk-	Current	Credit	Risk-
	replacement	equivalent	weighted	replacement	equivalent	weighted
	cost[1]	amount	amount	cost[1]	amount	amount
Interest rate contracts
Forward rate agreements	$26	$14	$3	$26	$43	$7
Swaps	24,460	31,331	16,773	37,714	60,209	20,500
Options purchased	604	746	440	866	980	403
Total interest rate contracts	25,090	32,091	17,216	38,606	61,232	20,910
Foreign exchange contracts
Forward contracts	3,656	9,303	2,174	4,523	10,021	1,846
Swaps	–	–	–	179	298	28
Cross-currency interest rate swaps	10,321	31,288	11,955	8,344	28,408	9,584
Options purchased	190	395	126	186	447	135
Total foreign exchange contracts	14,167	40,986	14,255	13,232	39,174	11,593
Other contracts
Credit derivatives	60	479	277	18	290	117
Equity contracts	8,721	12,269	1,168	8,217	11,904	904
Commodity contracts	271	927	280	402	1,048	294
Total other contracts	9,052	13,675	1,725	8,637	13,242	1,315
Total derivatives	48,309	86,752	33,196	60,475	113,648	33,818
Less: impact of master netting agreements	37,918	56,795	21,562	48,084	78,727	24,295
Total derivatives after netting	10,391	29,957	11,634	12,391	34,921	9,523
Less: impact of collateral	4,998	5,592	3,523	6,020	6,191	2,165
Net derivatives	5,393	24,365	8,111	6,371	28,730	7,358
Qualifying Central Counterparty (QCCP) Contracts[2]	37	4,966	866	–	–	–
Total	$5,430	$29,331	$8,977	$6,371	$28,730	$7,358

1	Prior to 2013, exchange-traded instruments and non-trading credit derivatives, which are given financial guarantee treatment for credit risk capital purposes, were excluded in accordance with OSFI's guidelines. The total positive fair value of the excluded contracts as at October 31, 2012 was $444 million.
2	Effective the first quarter of 2013, risk-weighted assets (RWA) for OSFI "deemed" QCCP derivative exposures are calculated in accordance with the Basel III regulatory framework, which takes into account both trade exposures and default fund exposures related to derivatives, and are presented based on the “all-in” methodology. The amounts calculated are net of master netting agreements and collateral.

Current Replacement Cost of Derivatives
(millions of Canadian dollars,								As at
except as noted)	Canada[1]		United States[1]		Other international[1]		Total
	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31
By sector	2013	2012	2013	2012	2013	2012	2013	2012
Financial	$22,329	$25,670	$12,476	$7,263	$5,482	$11,868	$40,287	$44,801
Government	4,653	5,852	1,217	6,223	9	591	5,879	12,666
Other	986	1,544	1,063	1,165	94	299	2,143	3,008
Current replacement cost	$27,968	$33,066	$14,756	$14,651	$5,585	$12,758	$48,309	$60,475
Less: impact of master netting
agreements and collateral							42,916	54,104
Total current replacement cost							$5,393	$6,371

							October 31	October 31
					October 31	October 31	2013	2012
By location of risk[2]					2013	2012	% mix	% mix
Canada					$2,694	$2,706	50.0%	42.4%
United States					1,367	1,883	25.3	29.6
Other international
United Kingdom					473	820	8.8	12.9
Europe – other					603	479	11.2	7.5
Other					256	483	4.7	7.6
Total Other international					1,332	1,782	24.7	28.0
Total current replacement cost					$5,393	$6,371	100.0%	100.0%
1	Based on geographic location of unit responsible for recording revenue.
2	After impact of master netting agreements and collateral.

Certain of the Bank’s derivative contracts are governed by master derivative agreements having provisions that may permit the Bank’s counterparties to require, upon the occurrence of a certain contingent event: (i) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty; or (ii) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank’s subsidiaries. At October 31, 2013, the aggregate net liability position of those contracts would require: (i) the posting of collateral or other acceptable remedy totalling $51 million (October 31, 2012 – $45 million) in the event of a one-notch or two-notch downgrade in the Bank’s senior debt ratings; and (ii) funding totalling $4 million (October 31, 2012 – $6 million) following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two notch downgrade in the Bank’s senior debt ratings.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 51

Certain of the Bank’s derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank’s counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank’s counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at October 31, 2013 the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $7.9 billion (October 31, 2012 – $14.3 billion). The Bank has posted $6.3 billion (October 31, 2012 – $11.8 billion) of collateral for this exposure in the normal course of business. As at October 31, 2013, the impact of a one-notch downgrade in the Bank’s senior debt ratings would require the Bank to post an additional $0.3 billion (October 31, 2012 – $0.6 billion) of collateral to that posted in the normal course of business. A two-notch down grade in the Bank’s senior debt ratings would require the Bank to post an additional $0.3 billion (October 31, 2012 – $1.4 billion) of collateral to that posted in the normal course of business.

NOTE 11: INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. As at October 31, 2013, the Bank’s reported investment in TD Ameritrade was 42.22% (October 31, 2012 – 45.37%) of the outstanding shares of TD Ameritrade with a fair value of $6,606 million (October 31, 2012 – $3,878 million) based on the closing price of US$27.26 (October 31, 2012 – US$15.69) on the New York Stock Exchange.

On May 14, 2013, the Bank completed a private sale of 15 million shares of its investment in TD Ameritrade. The shares were sold at a price of US$21.72, a 4.5% discount to the closing market price of US$22.74. The Bank realized a gain on the sale of these shares on the Consolidated Statement of Income.

During the year ended October 31, 2013, TD Ameritrade did not repurchase any shares (year ended October 31, 2012 – 7.4 million shares). On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended such that if the Bank’s ownership increases above 45%: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.

Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of 12 members of TD Ameritrade’s Board of Directors including the Bank’s Group President and Chief Executive Officer, its Executive Vice President of Retail Banking, Products and Services, two independent directors of TD, and a former independent director of TD.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the year ended October 31, 2013 and October 31, 2012, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements, are provided as follows:

CONDENSED CONSOLIDATED BALANCE SHEETS[1]
(millions of Canadian dollars)		As at
	September 30	September 30
	2013	2012
Assets
Receivables from brokers, dealers, and clearing organizations	$1,406	$1,109
Receivables from clients, net	9,368	8,638
Other assets	11,994	9,746
Total assets	$22,768	$19,493
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,057	$1,990
Payable to clients	13,746	10,717
Other liabilities	2,089	2,366
Total liabilities	17,892	15,073
Stockholders’ equity[2]	4,876	4,420
Total liabilities and stockholders’ equity	$22,768	$19,493
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.
2	The difference between the carrying value of the Bank’s investment in TD Ameritrade and the Bank’s share of TD Ameritrade’s stockholders’ equity is comprised of goodwill, other intangibles and the cumulative translation adjustment.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 52

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of Canadian dollars, except as noted)	For the years ended September 30
	2013	2012	2011
Revenues
Net interest revenue	$477	$452	$485
Fee-based and other revenues	2,332	2,209	2,240
Total revenues	2,809	2,661	2,725
Operating expenses
Employee compensation and benefits	704	695	667
Other	1,031	1,025	1,024
Total operating expenses	1,735	1,720	1,691
Other expense (income)	(34)	28	31
Pre-tax income	1,108	913	1,003
Provision for income taxes	421	322	373
Net income[1]	$687	$591	$630
Earnings per share – basic (dollars)	$1.25	$1.08	$1.11
Earnings per share – diluted (dollars)	$1.24	$1.07	$1.09
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included in the table above.

NOTE 12: SIGNIFICANT ACQUISITIONS

Acquisition of Epoch Investment Partners, Inc.

On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation including its wholly-owned subsidiary Epoch Investment Partners, Inc. (Epoch), a New York- based asset management firm. Epoch was acquired for cash consideration of $674 million. Epoch Holding Corporation shareholders received US$28 in cash per share.

The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date have been consolidated with the Bank’s results and are reported in the Wealth and Insurance segment. As at March 27, 2013, the acquisition contributed $34 million of tangible assets, and $9 million of liabilities. The excess of consideration over the fair value of the acquired net assets of $649 million has been allocated to customer relationship intangibles of $149 million and goodwill of $500 million. Goodwill is not expected to be deductible for tax purposes.

For the year ended October 31, 2013, the acquisition contributed $96 million to revenue and $2 million to net income.

Acquisition of Target Corporation’s U.S. Credit Card Portfolio

On March 13, 2013, the Bank, through its subsidiary, TD Bank USA N.A., acquired substantially all of Target Corporation’s existing U.S. Visa and private label credit card portfolio, with a gross outstanding balance of $5.8 billion. TD Bank USA N.A. also entered into a seven-year program agreement under which it became the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target Corporation's U.S. customers.

Under the terms of the program agreement, the Bank and Target Corporation share in the profits generated by the portfolios. Target Corporation is responsible for all elements of operations and customer service, and bears most of the operating costs to service the assets. The Bank controls risk management policies and regulatory compliance and bears all costs relating to funding the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition from the acquisition date have been recorded in the U.S. Personal and Commercial Banking segment.

At the date of acquisition the Bank recorded the credit card receivables acquired at their fair value of $5.7 billion and intangible assets totalling $98 million. The gross amount of revenue and credit losses have been recorded on the Consolidated Statement of Income since that date. Target Corporation shares in a fixed percentage of the revenue and credit losses incurred. Target Corporation’s share of revenue and credit losses is recorded in Non-interest expenses on the Consolidated Statement of Income and related receivables from, or payables to Target Corporation are recorded in Other assets or Other liabilities, respectively, on the Consolidated Balance Sheet.

Acquisition of Credit Card Portfolio of MBNA Canada

On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities for cash consideration of $6,839 million.

The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date have been consolidated with the Bank’s results and are primarily reported in the Canadian Personal and Commercial Banking and Wealth and Insurance segments.

The total amount of goodwill that is expected to be deductible for tax purposes is nil. Subsequent to acquisition date, goodwill decreased by $27 million to $93 million due to the refinement of various fair value marks during the measurement period.

For the year ended October 31, 2012, the acquisition contributed $811 million to revenue and $(15) million to net income.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 53

The following table presents the estimated fair values of the assets and liabilities acquired as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired
(millions of Canadian dollars)
Amount
Assets acquired
Loans[1,2]	$7,361
Other assets	275
Intangible assets	458
8,094
Less: Liabilities assumed	1,348
Fair value of identifiable net assets acquired	6,746
Goodwill	93
Total purchase consideration	$6,839
1	The acquisition included both acquired performing and acquired credit-impaired loans. The estimated fair value of acquired performing loans reflects incurred and future expected credit losses and the estimated fair value of acquired credit-impaired loans reflects incurred credit losses at the acquisition date.
2	Gross contractual receivables amount to $7,820 million.

Acquisition of Chrysler Financial

On April 1, 2011, the Bank acquired 100% of the outstanding equity of Chrysler Financial in Canada and the U.S. for cash consideration of approximately $6,307 million, including contingent consideration. The acquisition was accounted for as a business combination under the purchase method. As part of the purchase agreement, the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recognized immediately in the purchase price equation at fair value and marked to market as amounts on the assets are realized in the Consolidated Statement of Income. Contingent consideration of $52 million was recognized as of the acquisition date. Subsequent to the acquisition, the amounts realized on these assets exceeded the threshold and the Bank was required to pay additional cash consideration of $53 million, which was included in the Consolidated Statement of Income. The results of Chrysler Financial from the acquisition date have been consolidated with the Bank’s results. The results of Chrysler Financial in the U.S. are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are reported in the Canadian Personal and Commercial Banking segment.

Subsequent to the acquisition date, goodwill increased by $45 million to $197 million, primarily due to the finalization of the fair values in the purchase price equation. The total amount of goodwill that is expected to be deductible for tax purposes is $275 million.

For the year ended October 31, 2011, the acquisition contributed $273 million to revenue and $13 million to net income.

The following table presents the estimated fair values of the assets and liabilities of Chrysler Financial as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired
(millions of Canadian dollars)
Amount
Assets acquired
Cash and cash equivalents	$3,081
Loans[1,2]	7,322
Other assets	2,207
12,610
Less: Liabilities assumed	6,500
Fair value of identifiable net assets acquired	6,110
Goodwill	197
Total purchase consideration	$6,307
1	The acquisition included both acquired performing and acquired credit-impaired loans. The estimated fair value of acquired performing loans reflects incurred and future expected credit losses and the estimated fair value of acquired credit-impaired loans reflects incurred credit losses at the acquisition date.
2	Gross contractual receivables amount to $7,361 million.

NOTE 13: GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank’s CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and other intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. As at the date of the last impairment test, the amount of unallocated capital was $8.3 billion and primarily related to available-for-sale securities and interest rate swaps managed within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 54

Key Assumptions

The recoverable amount of each group of CGUs has been determined based on its value-in-use. In assessing value-in-use, the estimated future cash flows based on the Bank’s internal forecast are discounted using an appropriate pre-tax discount rate.

The following were the key assumptions applied in the goodwill impairment testing:

Discount Rate

The pre-tax discount rates used reflect current market assessment of the risks specific to each group of CGUs and are dependent on the risk profile and capital requirements of each group of CGUs.

Terminal Multiple

The earnings included in the goodwill impairment testing for each operating segment were based on the Bank’s internal forecast, which projects expected cash flows over the next five years. The pre-tax terminal multiple for the period after the Bank’s internal forecast was derived from the observable terminal multiples of comparable financial institutions and ranged from 9 times to 14 times.

In considering the sensitivity of the key assumptions discussed above, management determined that there is no reasonable possible change in any of the above that would result in the recoverable amount of any of the groups of CGUs to be less than its carrying amount.

Goodwill by Segment
(millions of Canadian dollars)	Canadian Personal		U.S. Personal
	and Commercial	Wealth and	and Commercial	Wholesale
	Banking	Insurance	Banking	Banking	Corporate	Total
Carrying amount of goodwill as at
November 1, 2011	$726	$1,051	$10,330	$150	$–	$12,257
Additions[1]	46	46	–	–	–	92
Disposals[2]	–	(68)	–	–	–	(68)
Foreign currency translation
adjustments and other	–	–	30	–	–	30
Carrying amount of goodwill as at
October 31, 2012	$772	$1,029	$10,360	$150	$–	$12,311
Gross amount of goodwill	$772	$1,029	$10,360	$150	$–	$12,311
Accumulated impairment losses	$–	$–	$–	$–	$–	$–
Carrying amount of goodwill as at
November 1, 2012	$772	$1,029	$10,360	$150	$–	$12,311
Additions[3]	–	500	–	–	–	500
Disposals	–	–	–	–	–	–
Foreign currency translation
adjustments and other	2	27	457	–	–	486
Carrying amount of goodwill as at
October 31, 2013	$774	$1,556	$10,817	$150	$–	$13,297
Accumulated impairment losses	$–	$–	$–	$–	$–	$–
1	Primarily relates to goodwill arising from the acquisition of the credit card portfolio of MBNA Canada.
2	Relates to the divestiture of the U.S. Insurance business.
3	Relates to goodwill arising from the acquisition of Epoch. See Note 12 for further details.

The following table summarizes the groups of CGUs to which goodwill has been allocated and its discount rate for impairment testing purposes:

Group of CGUs
(millions of Canadian dollars)	October 31		October 31
	2013	2013	2012	2012
	Carrying		Carrying
	amount of	Discount	amount of	Discount
	goodwill	rate[1]	goodwill	rate[1]
Canadian Personal and Commercial Banking
Canadian Banking	$774	10.9%	$772	10.9%
Wealth and Insurance
Wealth	1,090	11.3-12.4	566	11.7-15.0
Global Insurance	466	10.7	463	11.1
Wholesale
TD Securities	150	13.8	150	15.9
U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking	10,817	10.8%	10,360	11.1%
Total	$13,297		$12,311
1	Discount rates have been updated to reflect pre-tax amounts.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 55

OTHER INTANGIBLES

The following table presents details of the Bank’s other intangibles as at October 31, 2013 and October 31, 2012.

Other Intangibles
(millions of Canadian dollars)		Credit card
	Core deposit	related	Software	Other
	intangibles	intangibles	intangibles	intangibles	Total
Cost
At November 1, 2011	$1,949	$16	$812	$391	$3,168
Additions	–	456	395	2	853
Disposals	–	–	11	16	27
Impairment	–	–	–	–	–
Foreign currency translation adjustments and other	–	–	(76)	–	(76)
At October 31, 2012	$1,949	$472	$1,120	$377	$3,918

Additions	$–	$98	$516	$149	$763
Disposals	–	–	9	5	14
Impairment	–	–	12	–	12
Foreign currency translation adjustments and other	–	14	(89)	5	(70)
At October 31, 2013	$1,949	$584	$1,526	$526	$4,585

Amortization and impairment
At November 1, 2011	$900	$5	$242	$177	$1,324
Disposals	–	–	17	7	24
Impairment	–	–	–	–	–
Amortization charge for the year	193	42	198	42	475
Foreign currency translation adjustments and other	(3)	–	(71)	–	(74)
At October 31, 2012	$1,090	$47	$352	$212	$1,701

Disposals	$–	$–	$4	$4	$8
Impairment	–	–	5	–	5
Amortization charge for the year	175	55	234	42	506
Foreign currency translation adjustments and other	(34)	(2)	(76)	–	(112)
At October 31, 2013	$1,231	$100	$511	$250	$2,092

Net Book Value:
As at October 31, 2012	$859	$425	$768	$165	$2,217
As at October 31, 2013	$718	$484	$1,015	$276	$2,493

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 56

NOTE 14: LAND, BUILDINGS, EQUIPMENT AND OTHER DEPRECIABLE ASSETS

The following table presents details of the Bank’s land, buildings, equipment, and other depreciable assets as at October 31, 2013 and October 31, 2012.

Land, Buildings, Equipment and Other Depreciable Assets
(millions of Canadian dollars)				Furniture,
				fixtures and
				other
			Computer	depreciable	Leasehold
	Land	Buildings	equipment	assets [1]	improvements	Total
Cost
As at November 1, 2011	$834	$2,179	$608	$1,460	$1,174	$6,255
Additions	9	189	147	316	115	776
Reclassification of leased vehicles[1]	–	–	–	(27)	–	(27)
Acquisitions through business combinations	14	78	3	7	–	102
Disposals	2	4	1	2	–	9
Impairment losses	1	10	12	36	4	63
Foreign currency translation adjustments and other	6	–	(76)	(306)	(14)	(390)
As at October 31, 2012	$860	$2,432	$669	$1,412	$1,271	$6,644

Additions	$5	$148	$320	$125	$112	$710
Reclassification of leased vehicles[1]	–	–	–	–	–	–
Acquisitions through business combinations	–	–	–	2	5	7
Disposals	–	–	45	66	19	130
Impairment losses	–	–	–	–	2	2
Foreign currency translation adjustments and other	(7)	88	(158)	(105)	10	(172)
As at October 31, 2013	$858	$2,668	$786	$1,368	$1,377	$7,057

Accumulated depreciation and
impairment / losses
As at November 1, 2011	$–	$678	$250	$750	$494	$2,172
Reclassification of leased vehicles[1]	–	–	–	(7)	–	(7)
Depreciation charge for the year	–	92	143	162	97	494
Disposals	–	3	–	2	–	5
Impairment losses	–	2	11	17	19	49
Foreign currency translation adjustments and other	–	(74)	(97)	(132)	(60)	(363)
As at October 31, 2012	$–	$691	$285	$754	$512	$2,242

Reclassification of leased vehicles[1]	$–	$–	$–	$7	$–	$7
Depreciation charge for the year	–	102	165	146	99	512
Disposals	–	1	44	45	13	103
Impairment losses	–	(6)	–	(2)	(5)	(13)
Foreign currency translation adjustments and other	–	(11)	(64)	(150)	(24)	(249)
As at October 31, 2013	$–	$787	$342	$714	$579	$2,422

Net Book Value:
As at October 31, 2012	$860	$1,741	$384	$658	$759	$4,402
As at October 31, 2013	$858	$1,881	$444	$654	$798	$4,635
1	Relates to returned or repossessed vehicles under the operating lease portfolio that are reclassified from land, buildings, equipment and other depreciable assets to other assets. Once in other assets these vehicles are typically sold through auction houses within 30 days.

NOTE 15: OTHER ASSETS

Other Assets
(millions of Canadian dollars)		As at
	October 31	October 31
	2013	2012
Amounts receivable from brokers, dealers and clients	$9,183	$5,756
Accounts receivable, prepaid expenses and other items[1]	6,815	6,090
Prepaid pension expense	506	426
Insurance-related assets, excluding investments	1,409	1,417
Accrued interest	1,260	1,225
Total	$19,173	$14,914
1	Includes foreclosed assets as at October 31, 2013 of $233 million (October 31, 2012 – $254 million) and FDIC indemnification assets as at October 31, 2013 of $81 million (October 31, 2012 – $90 million).
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 57

NOTE 16: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2013 was $156 billion (October 31, 2012 – $138 billion).

Certain deposit liabilities are classified as Trading deposits on the Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

Deposits by Type
(millions of Canadian dollars)				As at
				October 31	October 31
			2013		2012
	Demand	Notice	Term	Total	Total
Personal	$12,540	$249,204	$58,005	$319,749	$291,759
Banks[1]	3,958	10	16,555	20,523	14,957
Business and government[2]	44,218	82,051	76,935	203,204	181,038
Trading[1]	–	–	47,593	47,593	38,774
Total	$60,716	$331,265	$199,088	$591,069	$526,528
Non-interest-bearing deposits included above
In domestic offices				$4,738	$3,798
In foreign offices				31,558	27,064
Interest-bearing deposits included above
In domestic offices				304,876	287,516
In foreign offices				248,139	207,383
U.S. federal funds deposited[1]				1,758	767
Total[2,3]				$591,069	$526,528
1	Includes deposits with the Federal Home Loan Bank.
2	As at October 31, 2013, includes $10 billion in deposits on the Consolidated Balance Sheet relating to covered bondholders (October 31, 2012 – $10 billion).
3	As at October 31, 2013, includes deposits of $320 billion (October 31, 2012 – $271 billion) denominated in U.S. dollars and $17 billion (October 31, 2012 – $13 billion) denominated in other foreign currencies.

Deposits by Country
(millions of Canadian dollars)				As at
				October 31	October 31
				2013	2012
	Canada	United States	International	Total	Total
Personal	$172,885	$144,541	$2,323	$319,749	$291,759
Banks	6,855	3,882	9,786	20,523	14,957
Business and government	126,549	72,680	3,975	203,204	181,038
Trading	3,325	41,636	2,632	47,593	38,774
Total	$309,614	$262,739	$18,716	$591,069	$526,528

Term Deposits
(millions of Canadian dollars)							As at
							October 31	October 31
							2013	2012
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$36,009	$9,180	$6,815	$2,977	$2,874	$150	$58,005	$67,302
Banks	16,489	14	15	5	5	27	16,555	10,898
Business and government	46,162	8,824	11,920	4,746	5,178	105	76,935	67,802
Trading	46,218	156	204	202	401	412	47,593	38,774
Total	$144,878	$18,174	$18,954	$7,930	$8,458	$694	$199,088	$184,776

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 58

Term Deposits due within a Year
(millions of Canadian dollars)				As at
				October 31	October 31
				2013	2012
		Over 3	Over 6
	Within	months to	months to
	3 months	6 months	12 months	Total	Total
Personal	$13,749	$9,116	$13,144	$36,009	$40,453
Banks	12,468	3,729	292	16,489	10,846
Business and government	36,098	4,058	6,006	46,162	45,572
Trading	23,991	15,056	7,171	46,218	37,417
Total	$86,306	$31,959	$26,613	$144,878	$134,288

NOTE 17: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)		As at
October 31		October 31
	2013	2012
Amounts payable to brokers, dealers and clients	$8,908	$5,952
Accounts payable, accrued expenses and other items	2,863	2,705
Special purpose entity liabilities	5,743	5,696
Insurance-related liabilities	5,586	4,824
Accrued interest	1,076	1,466
Accrued salaries and employee benefits	2,286	2,030
Accrued benefit liability	1,369	1,308
Cheques and other items in transit	1,082	877
Total	$28,913	$24,858

NOTE 18: SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Under Basel III and OSFI’s revised Capital Adequacy Requirements (CAR) Guideline, instruments that do not meet the Basel III requirements are considered non-qualifying as regulatory capital and are subject to a 10-year phase-out period commencing January 1, 2013. All of the Bank’s current subordinated debentures are non-qualifying capital instruments and are subject to the phase-out period.

Subordinated Notes and Debentures
(millions of Canadian dollars, except as noted)				As at
		Earliest par
	Interest	redemption	October 31	October 31
Maturity date	rate (%)	date	2013	2012
August 2014	10.05	–	$149	$150
November 2017	5.38	November 2012[1]	–	2,444
June 2018	5.69	June 2013[2]	–	898
April 2020	5.48 [3]	April 2015	871	875
November 2020	3.37 [4]	November 2015	1,000	998
September 2022[5]	4.64 [6]	September 2017	270	270
July 2023	5.83 [7]	July 2018	650	650
May 2025	9.15	–	199	199
October 2104	4.97 [8]	October 2015	796	784
December 2105	4.78 [9]	December 2016	2,247	2,250
December 2106	5.76 [10]	December 2017	1,800	1,800
Total			$7,982	$11,318
1	On November 1, 2012, the Bank redeemed all of its outstanding medium term notes at 100 per cent of the principal amount.
2	On June 3, 2013, the Bank redeemed all of its outstanding medium term notes at 100 per cent of the principal amount.
3	For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers’ Acceptance rate plus 2.00%.
4	For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers’ Acceptance rate plus 1.25%.
5	Obligation of a subsidiary.
6	For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers’ Acceptance rate plus 1.00%.
7	For the period to but excluding the earliest par redemption date and thereafter at a rate of 3-month Bankers’ Acceptance rate plus 2.55%.
8	For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.77%.
9	For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.74%.

10 For the period to but excluding the earliest par redemption date and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 1.99%.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 59

REPAYMENT SCHEDULE

The aggregate remaining maturities of the Bank’s subordinated notes and debentures are as follows:

Maturities
(millions of Canadian dollars)		As at
	October 31	October 31
	2013	2012
Within 1 year	$149	$–
Over 1 year to 3 years	–	150
Over 3 years to 4 years	–	–
Over 4 years to 5 years	–	–
Over 5 years	7,833	11,168
Total	$7,982	$11,318

NOTE 19: LIABILITY FOR PREFERRED SHARES

The Bank classifies preferred shares that are mandatorily redeemable or convertible into a variable number of the Bank’s common shares at the holder’s option, as liabilities for reporting purposes. Dividend payments on these preferred shares are recorded in interest expense.

Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank’s common shares at the holder’s option, are not classified as liabilities and are presented in Note 21, Share Capital.

REIT PREFERRED STOCK

REIT Preferred Stock, Series 2000A Cumulative Fixed Rate Preferred Shares

A real estate investment trust, Carolina First Mortgage Loan Trust (Carolina First REIT), a subsidiary of TD Bank, N.A., issued the Series 2000A Cumulative Fixed Rate Preferred Shares (Series 2000A shares). The Series 2000A shares are entitled to quarterly cumulative cash dividends, if declared, at a per annum rate of 11.125% per Series 2000A share. The Series 2000A shares are unsecured and mandatorily redeemable by Carolina First REIT on January 31, 2031, subject to receipt of any necessary regulatory consents. Each Series 2000A share may be automatically exchanged, without the consent of the holders, into a newly issued share of Series 2000A Cumulative Fixed Rate Preferred Stock of TD Bank, N.A. on the occurrence of certain events. The Series 2000A shares qualified as Tier 2 capital of the Bank under Basel II. Under Basel III, the Series 2000A shares are considered non-qualifying capital instruments subject to phase-out over 10 years commencing January 2013.

As at October 31, 2013, 263 shares (October 31, 2012 – 263 shares), for $27 million (October 31, 2012 – $26 million), were issued and outstanding.

REIT Preferred Stock, Series 2002C Cumulative Variable Rate Preferred Shares

On May 31, 2012, Carolina First REIT redeemed all of its outstanding Series 2002C Cumulative Variable Rate Preferred Shares at par.

NOTE 20: CAPITAL TRUST SECURITIES

The Bank issues innovative capital securities through SPEs. The Bank consolidates these SPEs and their securities are reported on the Consolidated Balance Sheet as either Liability for capital trust securities or Non-controlling interests in subsidiaries. The securities all qualified as Tier 1 capital of the Bank under Basel II. Under Basel III, all the Bank’s capital trust securities are considered non-qualifying capital instruments subject to phase-out over 10 years commencing January 2013. On February 7, 2011, the Bank announced its expectation to exercise a regulatory event redemption right in 2022 in respect of the TD Capital Trust IV Notes-Series 2 outstanding at that time.

 On September 17, 2008 TD Capital Trust III (Trust III), a closed-end trust, issued TD Capital Trust III Securities – Series 2008 (TD CaTS III). The proceeds from the issuance were invested in trust assets purchased from the Bank. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into 40 non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain events.

On January 26, 2009, TD Capital Trust IV (Trust IV) issued TD Capital Trust IV Notes – Series 1 due June 30, 2108 (TD CaTS IV-1) and TD Capital Trust IV Notes – Series 2 due June 30, 2108 (TD CaTS IV-2) and on September 15, 2009, issued TD Capital Trust IV Notes – Series 3 due June 30, 2108 (TD CaTS IV-3, and collectively TD CaTS IV Notes). The proceeds from the issuances were invested in Bank deposit notes. Each TD CaTS IV-1 and TD CaTS IV-2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV-3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain events. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 60

Capital Trust Securities
(millions of Canadian dollars, except as noted)							As at
				Redemption	Conversion
				date	date
	Thousands	Distribution/Interest	Annual	At the option	At the option	October 31	October 31
	of units	payment dates	yield	of the issuer	of the holder	2013	2012
Included in non-controlling
interests in subsidiaries on
the Consolidated Balance Sheet
TD Capital Trust III Securities – Series 2008	1,000	June 30, Dec. 31	7.243%[1]	Dec. 31, 2013[2]		$989	$981
Included in Liability for Capital
Trust Securities on the
Consolidated Balance Sheet
TD Capital Trust II Securities – Series 2012-1	350	June 30, Dec. 31	6.792%	Dec. 31, 2007[3]	At any time	$–	$350
TD Capital Trust IV Notes – Series 1	550	June 30, Dec. 31	9.523%[4]	Jun. 30, 2014[5]		550	550
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.000%[6]	Jun. 30, 2014[5]		450	450
TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%[7]	Dec. 31, 2014[5]		740	752
South Financial Capital Trust 2007-I		Mar. 1, June 1,
Capital Securities	75	Sep. 1, Dec. 1	Float	Sep. 1, 2012[8]		–	75
South Financial Preferred Trust 2007-II		Jan. 30, Apr. 30,
Preferred Securities	17	July 30, Oct. 30	Float	Oct. 30, 2012[9]		–	17
South Financial Capital Trust 2007-III		Mar. 15, June 15,
Capital Securities	30	Sep. 15, Dec. 15	Float	Sep. 15, 2012[10]		–	30
	2,222					$1,740	$2,224
1	For the period to but excluding December 31, 2018, and thereafter at a rate of one half of the sum of 6-month Bankers’ Acceptance rate plus 4.30%.
2	On the redemption date and on any distribution date thereafter, Trust III may, with regulatory approval, redeem TD CaTS III in whole without the consent of the holders.
3	On December 31, 2012, TD Capital Trust II redeemed all of its outstanding securities at a redemption price of $1,000.
4	For the period to but excluding June 30, 2019 and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 10.125%.
5	On or after the redemption date, Trust IV may, with regulatory approval, redeem the TD CaTS IV-1, TD CaTS IV-2 or TD CaTS IV-3, respectively, in whole or in part, without the consent of the holders.
6	For the period to but excluding June 30, 2039 and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 9.735%.
7	For the period to but excluding June 30, 2021 and thereafter resets every 5 years at a rate of 5-year Government of Canada yield plus 4.00%.
8	On March 1, 2013, South Financial Capital Trust 2007-I redeemed all of its outstanding securities at a redemption price of US$1,000.
9	On April 30, 2013, South Financial Capital Trust 2007-II redeemed all of its outstanding securities at a redemption price of US$1,000.
10	On March 15, 2013, South Financial Capital Trust 2007-III redeemed all of its outstanding securities at a redemption price of US$1,000.

NOTE 21: SHARE CAPITAL

COMMON SHARES

The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

PREFERRED SHARES

The Bank is authorized by its shareholders to issue, in one or more series, an unlimited number of Class A First Preferred Shares, without nominal or par value. Under Basel III, all the Bank’s current preferred shares are considered non-qualifying capital instruments subject to phase-out over 10 years commencing January 2013.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 61

The following table summarizes the shares issued and outstanding as at October 31, 2013 and October 31, 2012.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	October 31, 2013		October 31, 2012
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	918.2	$18,691	902.4	$17,491
Proceeds from shares issued on exercise of stock options	4.2	297	3.9	253
Shares issued as a result of dividend reinvestment plan	6.0	515	11.9	947
Purchase of shares for cancellation	(9.0)	(187)	–	–
Proceeds from issuance of new shares	–	–	–	–
Balance as at end of year – common shares	919.4	$19,316	918.2	$18,691
Preferred Shares – Class A
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S1	5.4	135	10.0	250
Series T1	4.6	115	–	–
Series Y2	5.5	137	10.0	250
Series Z2	4.5	113	–	–
Series AA	10.0	250	10.0	250
Series AC	8.8	220	8.8	220
Series AE	12.0	300	12.0	300
Series AG	15.0	375	15.0	375
Series AI	11.0	275	11.0	275
Series AK	14.0	350	14.0	350
Balance as at end of year – preferred shares	135.8	$3,395	135.8	$3,395
Treasury shares – common[3]
Balance as at beginning of year	(2.1)	$(166)	(1.4)	$(116)
Purchase of shares	(41.7)	(3,552)	(40.3)	(3,175)
Sale of shares	41.9	3,573	39.6	3,125
Balance as at end of year – treasury shares – common	(1.9)	$(145)	(2.1)	$(166)
Treasury shares – preferred[3]
Balance as at beginning of year	–	$(1)	–	$–
Purchase of shares	(3.4)	(86)	(2.9)	(77)
Sale of shares	3.3	85	2.9	76
Balance as at end of year – treasury shares – preferred	(0.1)	$(2)	–	$(1)

1	On July 31, 2013, the Bank converted 4.6 million of its 10 million non-cumulative 5-year Rate Reset Preferred Shares, Series S, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series T of the Bank.
2	On October 31, 2013, the Bank converted 4.5 million of its 10 million non-cumulative 5-year Rate Reset Preferred Shares, Series Y, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series Z of the Bank.
3	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Class A First Preferred Shares, Series O

On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O for gross cash consideration of $425 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.85% per Series O share. The Series O shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2010 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2014.

Class A First Preferred Shares, Series P

On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2012 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2016.

Class A First Preferred Shares, Series Q

On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after January 31, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after January 31, 2017.

Class A First Preferred Shares, Series R

On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after April 30, 2017.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 62

5-Year Rate Reset Preferred Shares, Series S

On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including June 11, 2008 to but excluding July 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter and vice versa. The Series S shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2013 and on July 31 every five years thereafter. On July 31, 2013, the Bank converted 4.6 million of its 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series T.

Floating Rate Preferred Shares, Series T

On July 31, 2013, the Bank issued 4.6 million non-cumulative Floating Rate Preferred Shares, Series T in a gross amount of $115 million through a one-for-one conversion of some of its non-cumulative 5-Year Rate Reset Preferred Shares, Series S. Floating rate non-cumulative cash dividends, if declared, will be payable quarterly for the period from and including July 31, 2013 to but excluding July 31, 2018. The dividend rate for a quarterly period will be equal to the 90-day Government of Canada Treasury Bill yield plus 1.60%. Holders of the Series T shares will have the right to convert all or any part of their shares into non-cumulative 5-Year Rate Reset Preferred Shares, Series S, subject to certain conditions, on July 31, 2018, and on July 31 every five years thereafter and vice versa. The Series T shares are redeemable by the Bank for cash, subject to regulatory consent, at (i) $25.00 per share on July 31, 2018 and on July 31 every five years thereafter, or (ii) $25.50 in the case of redemptions on any other date on or after July 31, 2013.

5-Year Rate Reset Preferred Shares, Series Y

On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.10% for the initial period from and including July 16, 2008 to but excluding October 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter and vice versa. The Series Y shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2013 and on October 31 every five years thereafter. On October 31, 2013, the Bank converted 4.5 million of its 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series Z.

Floating Rate Preferred Shares, Series Z

On October 31, 2013, the Bank issued 4.5 million non-cumulative Floating Rate Preferred Shares, Series Z in a gross amount of $113 million through a one-for-one conversion of some of its non-cumulative 5-Year Rate Reset Preferred Shares, Series Y.  Floating rate non-cumulative cash dividends, if declared, will be payable quarterly for the period from and including October 31, 2013 to but excluding October 31, 2018. The dividend rate for a quarterly period will be equal to the 90-day Government of Canada Treasury Bill yield plus 1.68%. Holders of the Series Z shares will have the right to convert all or any part of their shares into non-cumulative 5-Year Rate Reset Preferred Shares, Series Y, subject to certain conditions, on October 31, 2018, and on October 31 every five years thereafter and vice versa. The Series Z shares are redeemable by the Bank for cash, subject to regulatory consent, at (i) $25.00 per share on October 31, 2018 and on October 31 every five years thereafter, or (ii) $25.50 in the case of redemptions on any other date on or after October 31, 2013.

5-Year Rate Reset Preferred Shares, Series AA

On September 12, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AA for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including September 12, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.96%. Holders of the Series AA shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AB, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AA shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AC

On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AE

On January 14, 2009, the Bank issued 12 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AE for gross cash consideration of $300 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 14, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.37%. Holders of the Series AE shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AF, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AE shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AG

On January 30, 2009, the Bank issued 15 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AG for gross cash consideration of $375 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 30, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.38%. Holders of the Series AG shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AG shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 63

5-Year Rate Reset Preferred Shares, Series AI

On March 6, 2009, the Bank issued 11 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AI for gross cash consideration of $275 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including March 6, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.15%. Holders of the Series AI shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AJ, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AI shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AK

On April 3, 2009, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AK for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including April 3, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.33%. Holders of the Series AK shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AL, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AK shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter.

NORMAL COURSE ISSUER BID

On June 19, 2013, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank’s normal course issuer bid to repurchase for cancellation up to 12 million common shares. Purchases under the bid commenced on June 21, 2013 and will end on June 20, 2014, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases pursuant to the notice of intention filed with the TSX. As of October 31, 2013, the Bank repurchased 9.0 million common shares under this bid at an average price of $86.50 for a total amount of $780.2 million. The Bank did not have a normal course issuer bid outstanding during fiscal 2012.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price. During the year, a total of 3.3 million common shares were issued from the Bank’s treasury at a discount of 1% and 2.7 million common shares were issued from the Bank’s treasury at a discount of 0% (2012 – 11.9 million shares at a discount of 1%) under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS

The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.

The Bank is also restricted from paying dividends in the event that either Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.

NOTE 22: NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Non-Controlling Interests in Subsidiaries
(millions of Canadian dollars)		As at
	October 31	October 31
	2013	2012
REIT preferred stock, Series A	$513	$491
TD Capital Trust III Securities – Series 2008[1]	989	981
Other	6	5
Total	$1,508	$1,477
1	Refer to Note 20 for a description of the TD Capital Trust III securities.

REIT PREFERRED STOCK, FIXED-TO-FLOATING RATE EXCHANGEABLE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A

A real estate investment trust, Northgroup Preferred Capital Corporation (Northgroup REIT), a subsidiary of TD Bank, N.A., issued 500,000 shares of Fixed-to-Floating Rate Exchangeable Non-Cumulative Perpetual Preferred Stock, Series A (Series A shares). Each Series A share is entitled to semi-annual non-cumulative cash dividends, if declared, at a per annum rate of 6.378% until October 17, 2017 and at a per annum rate of three-month LIBOR plus 1.1725% payable quarterly thereafter. The Series A shares are redeemable by Northgroup REIT, subject to regulatory consent, at a price of US$1,000 plus a make-whole amount at any time after October 15, 2012 and prior to October 15, 2017, and at a price of US$1,000 per Series A share on October 15, 2017 and every five years thereafter. The Series A shares qualified as Tier 1 capital of the Bank under Basel II. Under Basel III, the Series A shares are considered non-qualifying capital instruments subject to phase-out over 10 years commencing January 2013. Each Series A share may be automatically exchanged, without the consent of the holders, into a newly issued share of preferred stock of TD Bank, N.A. on the occurrence of certain events.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 64

NOTE 23: TRADING-RELATED INCOME

Trading assets and liabilities, including trading derivatives, certain securities and loans held within a trading portfolio that are designated at fair value through profit or loss, trading loans and trading deposits, are measured at fair value, with gains and losses recognized on the Consolidated Statement of Income.

Trading-related income comprises Net interest income, Trading income (losses), and income from financial instruments designated at fair value through profit or loss that are managed within a trading portfolio, all recorded on the Consolidated Statement of Income. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities in the table below. Trading income (loss) includes realized and unrealized gains and losses on trading assets and liabilities. Realized and unrealized gains and losses on financial instruments designated at fair value through profit or loss are included in Non-interest income on the Consolidated Statement of Income.

Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately on the Consolidated Statement of Income.

Trading-related income by product line depicts trading income for each major trading category.

Trading-Related Income
(millions of Canadian dollars)	For the years ended October 31
	2013	2012	2011
Net interest income (loss)	$1,230	$1,050	$818
Trading income (loss)	(281)	(41)	(127)
Financial instruments designated at fair value through profit or loss[1]	(6)	10	4
Total	$943	$1,019	$695
By product
Interest rate and credit portfolios	$554	$534	$212
Foreign exchange portfolios	368	374	428
Equity and other portfolios	27	101	51
Financial instruments designated at fair value through profit or loss[1]	(6)	10	4
Total	$943	$1,019	$695
1	Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

NOTE 24: INSURANCE

INSURANCE RISK

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size and/or frequency of claims (for example, catastrophic risk), mortality, morbidity, longevity, policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. The Bank is exposed to insurance risk through its property and casualty insurance business, life and health insurance business and reinsurance business.

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own Boards of Directors, as well as independent external appointed actuaries who provide additional risk management oversight.

The Bank’s risk governance practices ensure strong independent oversight and control of risk within the Insurance business. The Risk Committee for the Insurance business provides critical oversight of the risk management activities within the business. The Insurance Risk Management Framework outlines the internal risk and control structure to manage insurance risk and includes risk appetite, policies, processes as well as limits and governance. The Insurance Risk Management Framework is maintained by Risk Management and supports alignment with the Bank’s risk appetite for insurance risk.

The assessment of reserves for claims liabilities is central to the insurance operation. The Bank engages in establishing reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management’s best estimate for future claim payments. As such, the Bank regularly monitors liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claims liabilities are calculated in accordance with the Bank’s insurance accounting policy. See Note 2 to the Bank’s Consolidated Financial Statements for further details.

Sound product design is an essential element of managing risk. The Bank’s exposure to insurance risk is generally short term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles as well as changes in automobile insurance legislation, the judicial environment, trends in court awards, climate patterns and the economic environment may impact the performance of the Insurance business. Consistent pricing policies and underwriting standards are maintained and compliance with such policies is monitored by the Risk Committee for the Insurance business.

Automobile insurance is provincially legislated and as such, policyholder benefits may differ between provinces. There is also exposure to geographic concentration risk associated with personal property coverage. Exposure to insurance risk concentrations is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration risk is also mitigated through the purchase of reinsurance.

Strategies are in place to manage the risk to our reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of treaties are annually renewable, which minimizes long term risk. Pandemic exposure is reviewed and estimated annually.

OTHER RELATED RISKS

Credit risk is managed through a counterparty credit policy. To minimize interest rate and liquidity risks, investments supporting the net provision for unpaid claims are matched in interest rate exposure.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 65

INSURANCE REVENUE AND EXPENSES

The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance. Insurance revenue is presented on the Consolidated Statement of Income under Insurance revenue and expenses are presented under Insurance claims and related expenses, including the impacts of claims and reinsurance on the Consolidated Statement of Income.

Insurance Revenue and Insurance Claims and Related Expenses
(millions of Canadian dollars)	For the years ended October 31
	2013	2012	2011
Earned Premiums
Gross	$4,253	$3,990	$3,722
Reinsurance ceded	836	834	753
Net earned premiums	$3,417	$3,156	$2,969
Fee income and other revenue	317	381	376
Insurance Revenue	$3,734	$3,537	$3,345

Insurance Claims and Related Expenses
Gross	$3,273	$2,771	$2,427
Reinsurance ceded	217	347	249
Insurance claims and related expenses	$3,056	$2,424	$2,178

INSURANCE LIABILITIES

Total insurance liabilities of $5,586 million are reported as at October 31, 2013 (October 31, 2012 – $ 4,824 million) as part of other liabilities included in Note 17.

RECONCILIATION OF CHANGES IN LIABILITIES FOR PROPERTY AND CASUALTY INSURANCE

For property and casualty insurance, the recognized liabilities are comprised of a provision for unpaid claims (see section (a) below) and unearned premiums (see section (b) below). The provision for unpaid claims is established to reflect the estimate of the full amount of all liabilities associated with the insurance premiums earned at the balance sheet date, including insurance claims incurred but not recorded. The ultimate amount of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the insurance claims incurred. The unearned premiums represent the portion of net written premiums that pertain to the unexpired term of the policies in force.

(a) Movement in Provision for Unpaid Claims:

The following table presents movements in the property and casualty insurance net provision for unpaid claims during the year.

Movement in Provision for Unpaid Claims
(millions of Canadian dollars)		October 31, 2013			October 31, 2012
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Balance as at beginning of year	$3,276	$275	$3,001	$2,796	$189	$2,607
Claims costs for current accident year	2,332	87	2,245	2,012	182	1,830
Prior accident years claims development
(favourable) unfavourable	346	(65)	411	227	(26)	253
Increase (decrease) due to changes in
assumptions:
Discount rate	(80)	1	(81)	(17)	1	(18)
Provision for adverse deviation	70	–	70	37	(1)	38
Claims and related expenses	2,668	23	2,645	2,259	156	2,103
Claims paid during the year for:
Current accident year	(1,011)	(47)	(964)	(830)	(7)	(823)
Prior accident years	(985)	(85)	(900)	(949)	(63)	(886)
	(1,996)	(132)	(1,864)	(1,779)	(70)	(1,709)
Increase (decrease) other recoverables	(9)	(9)	–	–	–	–
Balance as at end of year	$3,939	$157	$3,782	$3,276	$275	$3,001

(b) Movement in Provision for Unearned Premiums:

The following table presents movements in the property and casualty insurance net unearned premiums during the year.

Movement in Provision for Unearned Premiums
(millions of Canadian dollars)		October 31, 2013			October 31, 2012
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Balance as at beginning of year	$1,397	$–	$1,397	$1,314	$–	$1,314
Written premiums	2,909	70	2,839	2,707	61	2,646
Earned premiums	(2,800)	(70)	(2,730)	(2,624)	(61)	(2,563)
Balance as at end of year	$1,506	$–	$1,506	$1,397	$–	$1,397
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 66

(c) Other Movements in Insurance Liabilities:

Other movements in insurance liabilities consists of changes in life and health insurance policy benefit liabilities and other insurance payables that were caused primarily by the aging of in force business and changes in actuarial assumptions.

PROPERTY AND CASUALTY CLAIMS DEVELOPMENT

The following table shows the estimates of cumulative incurred claims for the five most recent accident years, with subsequent developments during the periods and together with cumulative payments to date. The original reserve estimates are evaluated monthly for redundancy or deficiency. The evaluation is based on actual payments in full or partial settlement of claims and current estimates of claims liabilities for claims still open or claims still unreported.

Incurred Claims by Accident Year
(millions of Canadian dollars)					Accident Year
	2008
	and prior	2009	2010	2011	2012	2013	Total
Net ultimate claims cost at end of
accident year	$3,335	$1,598	$1,742	$1,724	$1,830	$2,245
Revised estimates
One year later	3,366	1,627	1,764	1,728	1,930
Two years later	3,359	1,663	1,851	1,823
Three years later	3,422	1,720	1,921
Four years later	3,527	1,763
Five years later	3,630
Current estimates of cumulative claims	$3,630	$1,763	$1,921	$1,823	$1,930	$2,245
Cumulative payments to date	$(3,168)	$(1,526)	$(1,519)	$(1,271)	$(1,159)	$(964)
Net undiscounted provision for unpaid claims	462	237	402	552	771	1,281	$3,705
Effect of discount							(250)
Provision for adverse deviation							327
Net provision for unpaid claims							$3,782

SENSITIVITY TO INSURANCE RISK

A variety of assumptions are made related to future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as the determination of actuarial liabilities. Such assumptions require a significant amount of professional judgment. The insurance claims provision is sensitive to certain assumptions. It has not been possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process. Actual experience may differ from the assumptions made by the Bank.

For property and casualty insurance, the main assumption underlying the claims liability estimates is that the Bank’s future claims development will follow a similar pattern to past claims development experience.

Claims liabilities estimates are also based on various quantitative and qualitative factors, including discount rate, margin for adverse deviation, reinsurance, average claims costs including claims handling costs, average claims by accident year, and trends in claims severity and frequency and other factors such as inflation, expected or in force government pricing and coverage reforms and the level of insurance fraud.

Qualitative and other unforeseen factors could negatively impact the Bank’s ability to accurately assess the risk of the insurance policies that the Bank underwrites. In addition, there may be significant lags between the occurrence of an insured event and the time it is actually reported to the Bank and additional lags between the time of reporting and final settlements of claims.

The following table outlines the sensitivity of the Bank’s claims liabilities. The analysis is performed for reasonably possible movements in the discount rate and in the margin for adverse deviation with all other assumptions held constant, showing the impact on the consolidated net income before income taxes, and the impact on equity in the property and casualty insurance business. Movements in the assumptions may be non-linear.

Sensitivity of Critical Assumptions – Property and Casualty Insurance Contract Liabilities
(millions of Canadian dollars)				As at
	October 31, 2013		October 31, 2012
	Impact on net		Impact on net
	income (loss)		income (loss)
	before	Impact on	before	Impact on
	income taxes	equity	income taxes	equity
Impact of an absolute change of 1% in key assumptions
Discount rate assumption used
Increase in assumption	$102	$75	$76	$56
Decrease in assumption	(110)	(81)	(81)	(59)
Margin for adverse deviation assumption used
Increase in assumption	(31)	(23)	(25)	(18)
Decrease in assumption	31	23	25	18

A 5% increase in the frequency of claims as at October 31, 2013 will decrease net income before tax and equity by $33 million and $24 million, respectively. A 5% decrease in the frequency of claims will increase income before tax and equity by the same amounts. A 5% increase in the severity of claims as at October 31, 2013 will decrease net income before tax and equity by $180 million and $133 million, respectively. A 5% decrease in the severity of claims will increase income before tax and equity by the same amounts.

For life and health Insurance, critical assumptions used in the measurement of insurance contract liabilities are determined by the appointed actuary. The processes used to determine critical assumptions are as follows:

•	Mortality, morbidity and lapse assumptions are based on industry and historical company data.
•	Expense assumptions are based on an annually updated expense study that is used to determine expected expenses for future years.
•	Asset reinvestment rates are based on projected earned rates, and liabilities are calculated using the Canadian Asset Liability Method (CALM).
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 67

A sensitivity analysis for possible movements in the life and health insurance business assumptions was performed and the impact is not significant to the Bank’s Consolidated Financial Statements.

CONCENTRATION OF INSURANCE RISK

Concentration risk is the risk resulting from large exposure to similar risks that are positively correlated.

Risk associated with automobile, residential and other products may vary in relation to the geographical area of the risk insured. Exposure to concentrations of insurance risk, in terms of type of risk is mitigated by ceding these risks through reinsurance contracts, as well as careful selection and implementation of underwriting strategies, which is in turn largely achieved through diversification by line of business and geographical areas. For automobile insurance, legislation is in place at a provincial level and this creates differences in the benefits provided among the provinces.

As at October 31, 2013, for the property and casualty insurance business, 71.9% of net written premiums were derived from automobile policies (October 31, 2012 – 73.2%) followed by residential with 27.8% (October 31, 2012 – 26.5%). The distribution by provinces show that business is mostly concentrated in Ontario with 61.6% of net written premiums (October 31, 2012 – 62.1%). The Western provinces represented 26.6% (October 31, 2012 – 25.4%) followed by Quebec, 6.6% (October 31, 2012 – 7.5%) and the Atlantic provinces with 5.2% (October 31, 2012 – 5.0%).

Concentration risk is not a major concern for the life and health insurance business as it does not have a material level of regional specific characteristics like those exhibited in the property and casualty insurance business. Reinsurance is used to limit the liability on a single claim. While the maximum claim could be $3.0 million (October 31, 2012 – $1.2 million), the majority of claims are less than $250 thousand (October 31, 2012 – $250 thousand). Concentration risk is further limited by diversification across uncorrelated risks. This limits the impact of a regional pandemic and other concentration risks. To improve understanding of exposure to this risk, a pandemic scenario is tested annually.

NOTE 25: SHARE-BASED COMPENSATION

The Bank operates various share-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the award. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 14.1 million common shares have been reserved for future issuance (October 31, 2012 – 15.6 million). The outstanding options expire on various dates to December 13, 2022. A summary of the Bank’s stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity
(millions of shares and Canadian dollars)	2013		2012		2011
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of shares	exercise price	of shares	exercise price	of shares	exercise price
Number outstanding, beginning of year	13.7	$62.00	15.9	$58.05	19.2	$57.68
Granted	1.7	81.08	1.9	73.27	1.7	73.25
Exercised	(4.2)	55.20	(3.9)	51.08	(4.9)	49.14
Forfeited/cancelled	(0.2)	73.29	(0.2)	67.78	(0.1)	57.79
Number outstanding, end of year	11.0	$67.79	13.7	$62.00	15.9	$58.05
Exercisable, end of year	4.4	$59.34	7.9	$58.07	10.3	$56.32

The weighted average share price for the options exercised in 2013 was $86.52 (2012 – $80.22; 2011 – $78.61).

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2013.

Range of Exercise Prices
(millions of shares and Canadian dollars)	Options outstanding			Options exercisable
		Weighted-
		average	Weighted-		Weighted-
	Number of	remaining	average	Number of	average
	shares	contractual	exercise	shares	exercise
	outstanding	life (years)	price	exercisable	price
$39.80 – $46.15	1.4	2.0	$42.50	1.4	$42.50
$50.76 – $59.83	0.5	1.5	57.01	0.5	57.01
$61.08 – $65.98	2.1	5.5	65.21	0.5	62.23
$66.21 – $70.57	0.8	4.1	69.16	0.8	69.16
$72.27 – $81.08	6.2	6.7	75.18	1.2	72.66

For fiscal 2013, the Bank recognized compensation expense for stock option awards of $24.8 million (2012 – $22.1 million; 2011 – $28.3 million). During 2013, 1.7 million (2012 – 1.9 million; 2011 – 1.7 million) options were granted by the Bank at a weighted-average fair value of $15.65 per option (2012 – $14.52 per option; 2011 – $15.47 per option).

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 68

The following table summarizes the assumptions used for estimating the fair value of options for the twelve months ended October 31, 2013, October 31, 2012 and October 31, 2011.

Assumptions Used for Estimating Fair Value of Options
(in Canadian dollars, except as noted)	2013	2012	2011
Risk-free interest rate	1.43%	1.50%	2.73%
Expected option life (years)	6.3 years	6.3 years	6.2 years
Expected volatility[1]	27.23%	27.40%	26.60%
Expected dividend yield	3.51%	3.40%	3.30%
Exercise price/Share price	$81.08	$73.27	$73.25
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

OTHER SHARE-BASED COMPENSATION PLANS

The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank’s common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized on the Consolidated Statement of Income over the service period required for employees to become fully entitled to the award. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank’s total shareholder return relative to the average of the North American peer group. Dividend equivalents accrue and will be re-invested in additional units that will be paid at maturity. The number of such share units outstanding under these plans as at October 31, 2013 was 14 million (2012 – 14 million).

The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant’s annual incentive award and/or maturing share units may be deferred as share units equivalent to the Bank’s common shares. The deferred share units are not redeemable by the participant until termination of employment or directorship. Once these conditions are met, the deferred share unit must be redeemed for cash no later than the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2013, 3.6 million deferred share units were outstanding (October 31, 2012 – 3.4 million).

Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, on the Consolidated Statement of Income. For the year ended October 31, 2013, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $336 million (2012 – $326 million; 2011 – $293 million). The compensation expense recognized before the effects of hedges was $621 million (2012 – $429 million; 2011 – $353 million). The carrying amount of the liability relating to these plans, based on the closing share price, was $1.5 billion at October 31, 2013 (October 31, 2012 – $1.3 billion) and is reported in Other liabilities on the Consolidated Balance Sheet.

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to employees. Employees can contribute any amount of their eligible earnings (net of source deductions) to the Employee Ownership Plan. The Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee’s eligible earnings or $2,250, whichever comes first. The Bank’s contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2013, the Bank’s contributions totalled $63 million (2012 – $61 million; 2011 – $59 million) and were expensed as salaries and employee benefits. As at October 31, 2013, an aggregate of 9.8 million common shares were held under the Employee Ownership Plan (October 31, 2012 – 9.5 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank’s basic and diluted earnings per share. Dividends earned on Bank common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 26: EMPLOYEE BENEFITS

DEFINED BENEFIT PENSION AND OTHER POST-EMPLOYMENT BENEFIT (OPEB) PLANS

The Bank’s principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the “Society”) and the TD Pension Plan (Canada) (the “TDPP”), are defined benefit plans. In addition, the Bank maintains other partially funded and non-funded pension plans for eligible employees. The Society was closed to new members on January 30, 2009 and the TDPP commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of combined plan membership.

Funding for the Bank’s principal pension plans is provided by contributions from the Bank and members of the plans as applicable. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plans and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time. The Bank’s contributions to the principal pension plans during 2013 were $340 million (2012 – $293 million). The 2013 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2012 and October 31, 2011 for the Society and TDPP, respectively. The 2012 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2011 for both of the principal pension plans. The next valuation date for funding purposes is as at October 31, 2013 and October 31, 2014 for the Society and the TDPP, respectively.

The Bank also provides certain post-retirement benefits and post-employment benefits (non-pension employee benefits), which are generally non-funded. Non-pension employee benefit plans, where offered, generally include health care and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Employees eligible for post-employment benefits are those on disability and child-care leave.

For the principal pension plans and the principal non-pension post-retirement benefit plan, actuarial valuations are prepared at least every three years to determine the present value of the accrued benefits. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate, which are reviewed annually by the Bank’s actuaries. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the measurement date. The expense includes the cost of benefits for the current year’s service, interest expense on obligations, expected income on plan assets based on fair values and the amortization of benefit plan amendments, actuarial gains or losses and any curtailments. Plan amendments are amortized on a straight-line basis over the average vesting period of the benefits granted (4 years for the principal non-pension post-retirement benefit plan). If the benefits granted vest immediately (Society and TDPP), the full plan amendment is recognized immediately. The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is amortized over the expected average remaining service life of the active members (12 years for the Society, 11 years for the TDPP, and 14 years for the principal non-pension post-retirement benefit plan). The cumulative difference between expense and contributions is reported in other assets or other liabilities.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 69

INVESTMENT STRATEGY AND ASSET ALLOCATION

The primary objective of the Society and the TDPP is to achieve an annualized real rate of return of 1.50% and 1.75%, respectively, over rolling 10-year periods. The investment policies for the principal pension plans are detailed below and exclude Pension Enhancement Account (PEA) assets which are invested at the member’s discretion in certain mutual funds. The investment policies and asset allocations as at October 31 by asset category for the principal pension plans (excluding PEA assets) are as follows:

Investment Policy and Asset Allocation
						As at
	October 31, 2013		October 31, 2013		October 31, 2012
	Acceptable range		Asset Allocation		Asset Allocation
Security	Society	TDPP	Society	TDPP	Society	TDPP
Debt	58-72%	44-56%	58%	49%	60%	50%
Equity	24-34.5	44-56	34	51	31	50
Alternative investments	0-12.5	n/a1	6	n/a1	6	n/a1
Cash equivalents	0-4	n/a1	2	n/a1	3	n/a1
Total			100%	100%	100%	100%

1 Not applicable (n/a)

The objective of the investment policy of the Society is a balanced portfolio. The acceptable range has changed since 2011 with the strategy to reduce the allocation to equity instruments under the investment policy over time.

Debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating above BBB within the total debt portfolio.

Within the debt portfolio, the bond mandate managed to the DEX Universe Bond Index, representing 10% to 29% of the total fund, may be invested in bonds with a credit rating below BBB-. Debt instruments that are rated BBB+ or lower, and debt instruments that are rated below BBB-, must not exceed 25% and 10% of this mandate, respectively. Also, debt instruments of non-government entities and debt instruments of non-Canadian government entities must not exceed 80% and 20% of this mandate, respectively. Debt instruments of a single non-government or non-Canadian government entity must not exceed 10% of this mandate. Asset-backed securities must have a minimum credit rating of AAA and must not exceed 25% of this mandate. The remainder of the debt portfolio is not permitted to invest in debt instruments of non-government entities.

The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio or 10% of the outstanding securities of any one company at any time. Foreign equities and American Depository Receipts of similar high quality are also included to further diversify the portfolio.

Alternative investments include hedge funds and private equities.

Derivatives can be utilized provided they do not create financial leverage for the Society. The Society can invest in hedge funds, which normally will employ leverage when executing their investment strategy.

Substantially all assets must have readily determinable fair values. The Society was in compliance with its investment policy throughout the year. As at October 31, 2013, the Society’s net assets included private equity investments in the Bank and its affiliates which had a fair value of $1 million (2012 – $1 million).

The objective of the investment policy of the TDPP is a balanced portfolio.

The TDPP is not permitted to invest in debt instruments of non-government entities. Debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating above BBB within the total debt portfolio.

The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio or 10% of the outstanding securities of any one company at any time. Foreign equities and American Depository Receipts of similar high quality are also included to further diversify the portfolio.

Derivatives can be used provided they do not create financial leverage for the TDPP.

Substantially all assets must have readily determinable fair values. The TDPP was in compliance with its investment policy throughout the year.

RISK MANAGEMENT PRACTICES

The principal pension plans’ investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency risk, interest rate risk, and price risk), credit risk, and liquidity risk. The principal pension plans manage these financial risks in accordance with the Pension Benefits Standards Act, 1985, applicable regulations, and the principal pension plans’ Statement of Investment Policies and Procedures. The following are some specific risk management practices employed by the principal pension plans:

•	Monitoring credit exposure of counterparties
•	Monitoring adherence to asset allocation guidelines
•	Monitoring asset class performance against benchmarks

OTHER PENSION AND RETIREMENT PLANS

CT Pension Plan

As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987, and newly eligible employees joined the defined contribution portion of the plan. Effective August 18, 2002, the defined contribution portion of the plan was closed to new contributions from the Bank or active employees, except for employees on salary continuance and long-term disability, and employees eligible for that plan became eligible to join the Society or the TDPP for future service. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan.

The Bank received regulatory approval to wind-up the defined contribution portion of the plan effective April 1, 2011. After that date, the Bank’s contributions to the defined contribution portion of the plan ceased. The wind-up was completed on May 31, 2012.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 70

TD Bank, N.A. Retirement Plans

TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Effective January 1, 2009 the plan was amended to include annual core contributions from TD Bank, N.A. for all employees and a transition contribution for certain employees. The core and transition contributions to the plan for fiscal 2013 were $42 million (2012 – $41 million; 2011 – $34 million). In addition, on an ongoing basis, TD Bank, N.A., makes matching contributions to the 401(k) plan. The amount of the matching contribution for fiscal 2013 was $39 million (2012 – $37 million; 2011 – $29 million). Annual expense is equal to the Bank’s contributions to the plan.

In addition, TD Bank, N.A. has a closed non-contributory defined benefit retirement plan covering certain legacy TD Banknorth employees. Supplemental retirement plans covering certain key officers and limited post-retirement benefit programs provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements. Effective December 31, 2008, benefits under the retirement and supplemental retirement plans were frozen.

TD Auto Finance (legacy Chrysler Financial) Retirement Plans

TD Auto Finance has both contributory and non-contributory defined benefit retirement plans covering certain permanent employees. The non-contributory pension plan provides benefits based on a fixed rate for each year of service. The contributory plan provides benefits to salaried employees based on the employee’s cumulative contributions, years of service during which employee contributions were made, and the employee’s average salary during the consecutive five years in which the employee’s salary was highest in the 15 years preceding retirement. These defined benefit retirement plans were frozen as of April 1, 2012. In addition, TD Auto Finance provides limited post-retirement benefit programs, including medical coverage and life insurance benefits to certain employees who meet minimum age and service requirements.

Supplemental Employee Retirement Plans

Supplemental employee retirement plans are partially funded by the Bank for eligible employees.

The following table presents the financial position of the Bank’s principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank’s significant other pension and retirement plans.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 71

Employee Benefit Plans' Obligations, Assets and Funded Status
(millions of Canadian dollars, except as noted)				Principal Non-Pension
	Principal			Post-Retirement			Other Pension and
	Pension Plans			Benefit Plan[1]			Retirement Plans[2]
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$4,143	$3,141	$2,856	$526	$426	$419	$2,325	$2,055	$1,182
Obligations assumed upon acquisition of Chrysler Financial	–	–	–	–	–	–	–	–	673
Service cost – benefits earned	263	166	153	17	13	12	12	17	18
Interest cost on projected benefit obligation	199	190	171	24	24	23	92	101	85
Members’ contributions	65	61	49	–	–	–	–	–	1
Benefits paid	(193)	(180)	(137)	(10)	(10)	(10)	(100)	(100)	(77)
Change in foreign currency exchange rate	–	–	–	–	–	–	61	2	25
Change in actuarial assumptions	(136)	758	49	1	78	(14)	(204)	283	148
Actuarial (gains) losses	(3)	1	–	(7)	(5)	(4)	10	7	–
Plan amendments	–	6	–	–	–	–	–	(9)	–
Curtailment[3]	–	–	–	–	–	–	–	(31)	–
Projected benefit obligation as at October 31	$4,338	$4,143	$3,141	$551	$526	$426	$2,196	$2,325	$2,055
Change in plan assets
Plan assets at fair value at beginning of year	$3,743	$3,300	$3,038	$–	$–	$–	$1,462	$1,374	$769
Assets acquired upon acquisition of Chrysler Financial	–	–	–	–	–	–	–	–	579
Expected return on plan assets[4]	215	194	196	–	–	–	91	90	72
Actuarial gains (losses)	11	79	(33)	–	–	–	51	61	(11)
Members’ contributions	65	61	49	–	–	–	–	–	1
Employer’s contributions	340	293	189	10	10	10	26	38	21
Change in foreign currency exchange rate	–	–	–	–	–	–	49	1	21
Benefits paid	(193)	(180)	(137)	(10)	(10)	(10)	(100)	(100)	(77)
General and administrative expenses	(4)	(4)	(2)	–	–	–	(4)	(2)	(1)
Plan assets at fair value as at October 31	$4,177	$3,743	$3,300	$–	$–	$–	$1,575	$1,462	$1,374
Excess (deficit) of plan assets
over projected benefit obligation	$(161)	$(400)	$159	$(551)	$(526)	$(426)	$(621)	$(863)	$(681)
Unrecognized net loss from past experience, different
from that assumed, and effects of changes in assumptions	583	763	82	49	55	(18)	119	379	159
Unrecognized unvested plan amendment costs (credits)	–	–	–	(17)	(22)	(28)	(7)	(9)	–
Prepaid pension asset (accrued benefit liability)	$422	$363	$241	$(519)	$(493)	$(472)	$(509)	$(493)	$(522)
Annual expense
Net employee benefits expense includes the following:
Service cost – benefits earned	$267	$170	$155	$17	$13	$12	$16	$19	$19
Interest cost on projected benefit obligation	199	190	171	24	24	23	92	101	85
Expected return on plan assets[4]	(215)	(194)	(196)	–	–	–	(91)	(90)	(72)
Actuarial (gains) losses recognized in expense	30	–	–	–	–	–	22	10	–
Plan amendment costs (credits) recognized in expense	–	6	–	(5)	(5)	(5)	(2)	–	–
Curtailment (gains) losses[3]	–	–	–	–	–	–	–	(31)	–
Total expense	$281	$172	$130	$36	$32	$30	$37	$9	$32
Actuarial assumptions used to determine the
annual expense (percentage)
Weighted-average discount rate for projected benefit
obligation	4.53%	5.72%	5.71%	4.50%	5.50%	5.60%	4.01%	4.99%	5.50%
Weighted-average rate of compensation increase	2.82	3.50	3.50	3.80	3.50	3.50	1.37	1.98	2.14
Weighted-average expected long-term rate of return on
plan assets	5.56	5.71	6.39	n/a	n/a	n/a	6.33	6.67	6.73
Actuarial assumptions used to determine the
projected benefit obligation as at October 31 (percentage)
Weighted-average discount rate for projected benefit
obligation	4.82%	4.53%	5.72%	4.80%	4.50%	5.50%	4.75%	4.08%	4.99%
Weighted-average rate of compensation increase	2.83	2.82	3.50	3.50	3.50	3.50	1.43	1.86	2.02

1	The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 5.90%. The rate is assumed to decrease gradually to 3.70% by the year 2028 and remain at that level thereafter.
2	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008 and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012 and no service credits can be earned after March 31, 2012.
3	Certain TD Auto Finance retirement plans were curtailed during 2012.
4	The actual return on plan assets for the principal pension plans was $226 million for the year ended October 31, 2013 (October 31, 2012 – $273 million; October 31, 2011 – $163 million). The Bank selected the expected long-term rate of return on plan assets assumption of 5.50% net of fees and expenses (2012 – 5.75%; 2011 – 6.50%) for the Society and 6.20% (2012 – 5.25%; 2011 – 4.00%) for the TDPP.

In fiscal 2014, the Bank expects to contribute $376 million to its principal pension plans, $18 million to its principal non-pension post-retirement benefit plan, and $32 million to its other pension and retirement plans. Future contribution amounts may change upon the Bank’s review of its contribution levels during the fiscal year.

Assumptions relating to future mortality to determine the defined benefit obligation and net benefit cost for the principal defined benefit pension plans are as follows:

Assumed Life Expectancy at Age 65
(number of years)	2013	2012	2011
Male aged 65 at measurement date	22.0	21.0	20.9
Female aged 65 at measurement date	23.2	22.1	22.1
Male aged 40 at measurement date	23.2	22.8	22.7
Female aged 40 at measurement date	24.1	23.1	23.1

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 72

The following table provides the sensitivity of the projected benefit obligation and the pension expense for the Bank’s principal pension plans to the discount rate, the expected long-term return on plan assets and the rates of compensation, as well as the sensitivity of the Bank’s principal non-pension post-retirement benefit plan to the health care cost initial trend rate assumption. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

Sensitivity of Key Assumptions
(millions of Canadian dollars, except as noted)	As at			For the years ended
	October 31	October 31	October 31	October 31	October 31
	2013	2012	2013	2012	2011
	Obligation	Obligation	Expense	Expense	Expense
Impact of an absolute change of 1.0% in key assumptions
Discount rate assumption used	4.82%	4.53%	4.53%	5.72%	5.71%
Decrease in assumption	$949	$920	$175	$94	$54
Increase in assumption	(715)	(689)	(107)	(57)	(47)
Expected long-term return on assets assumption used	n/a	n/a	5.56%	5.71%	6.39%
Decrease in assumption	n/a	n/a	$39	$34	$31
Increase in assumption	n/a	n/a	(39)	(34)	(31)
Rates of compensation increase assumption used	2.83%	2.82%	2.82%	3.50%	3.50%
Decrease in assumption	$(225)	$(234)	$(58)	$(29)	$27
Increase in assumption	240	250	61	30	(26)
Health care cost initial trend rate assumption used[1]	5.90%	6.10%	6.10%	6.30%	6.50%
Decrease in assumption	$(84)	$(75)	$(6)	$(8)	$(6)
Increase in assumption	107	95	16	8	8
1	As at October 31, 2013 and October 31, 2012, and for the years ended October 31, 2013, October 31, 2012 and October 31, 2011, trending to 3.70% in 2028.

The Bank recognized the following amounts on the Consolidated Balance Sheet as at October 31, 2013 and October 31, 2012.

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)		As at
	October 31	October 31
	2013	2012
Other assets
Principal pension plans	$422	$363
Other pension and retirement plans
CT defined benefit pension plan	15	9
TD Auto Finance retirement plans	69	53
Other employee benefits – net	–	1
Prepaid pension expense	506	426
Other liabilities
Principal non-pension post-retirement benefit plan	519	493
Other pension and retirement plans
TD Banknorth defined benefit retirement plans	70	65
TD Auto Finance retirement plans	144	136
Supplemental employee retirement plans	440	418
Other employee future benefits – net	196	196
Accrued benefit liability	1,369	1,308
Net amount recognized	$(863)	$(882)

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 73

NOTE 27: INCOME TAXES

The provision for (recovery of) income taxes is comprised of the following:

Provision for (Recovery of) Income Taxes
(millions of Canadian dollars)	For the years ended October 31
	2013	2012	2011
Provision for income taxes – Consolidated Statement of Income
Current income taxes
Provision for (recovery of) income taxes for the current period	$1,619	$999	$1,526
Adjustments in respect of prior years and other	(114)	(19)	(53)
Total current income taxes	1,505	980	1,473
Deferred income taxes
Provision for (recovery of) deferred income taxes related to the origination
and reversal of temporary differences	(390)	161	(152)
Effect of changes in tax rates	8	(14)	13
Recovery of income taxes due to recognition of previously unrecognized deductible
temporary differences and unrecognized tax losses of a prior period	(2)	(1)	–
Adjustments in respect of prior years and other	22	(34)	(8)
Total deferred income taxes	(362)	112	(147)
Total provision for income taxes – Consolidated Statement of Income	1,143	1,092	1,326
Provision for income taxes – Statement of Other Comprehensive Income
Current income taxes	(699)	172	202
Deferred income taxes	(392)	(67)	(132)
	(1,091)	105	70
Income taxes – other non-income related items including business combinations and other adjustments
Current income taxes	(17)	6	(61)
Deferred income taxes	43	21	(69)
	26	27	(130)
Total provision for (recovery of) income taxes	$78	$1,224	$1,266
Current income taxes
Federal	$353	$604	$718
Provincial	245	412	463
Foreign	191	142	433
	789	1,158	1,614
Deferred income taxes
Federal	(37)	(100)	(50)
Provincial	(26)	(68)	(28)
Foreign	(648)	234	(270)
	(711)	66	(348)
Total provision for (recovery of) income taxes	$78	$1,224	$1,266

Reconciliation to Statutory Income Tax Rate
(millions of Canadian dollars, except as noted)		2013		2012		2011
Income taxes at Canadian statutory income tax rate	$1,978	26.3%	$1,938	26.4%	$2,005	28.1%
Increase (decrease) resulting from:
Dividends received	(253)	(3.4)	(262)	(3.6)	(214)	(3.0)
Rate differentials on international operations	(488)	(6.5)	(481)	(6.6)	(468)	(6.6)
Tax rate changes	–	–	(18)	(0.2)	–	–
Other – net	(94)	(1.2)	(85)	(1.1)	3	0.1
Provision for income taxes and effective income tax rate	$1,143	15.2%	$1,092	14.9%	$1,326	18.6%

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 74

Deferred tax assets and liabilities are comprised of:

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	October 31	October 31
	2013	2012
	Consolidated	Consolidated
	Balance	Balance
	Sheet	Sheet
Deferred tax assets
Allowance for credit losses	$555	$530
Land, buildings, equipment, and other depreciable assets	–	7
Deferred (income) expense	165	199
Trading loans	131	192
Derecognition of financial assets and liabilities	168	187
Goodwill	–	7
Employee benefits	659	671
Losses available for carry forward	313	285
Tax credits	360	184
Other	294	265
Total deferred tax assets[1]	$2,645	$2,527
Deferred tax liabilities
Securities	$855	$1,457
Intangible assets	389	419
Goodwill	6	–
Land, buildings, equipment, and other depreciable assets	10	–
Pensions	118	95
Total deferred tax liabilities	$1,378	$1,971
Net deferred tax assets	$1,267	$556
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	$1,588	$883
Deferred tax liabilities	321	327
Net deferred tax assets	$1,267	$556
1	The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized on the Consolidated Balance Sheet was $37 million as at October 31, 2013 (October 31, 2012 – nil), of which $5 million is scheduled to expire within 5 years.

The movement in the net deferred tax asset for the years ended October 31, 2013 and October 31, 2012 was as follows:

Deferred Income Tax Expense (Recovery)
(millions of Canadian dollars)	2013				2012
	Consolidated	Other	Business		Consolidated	Other	Business
	Statement of	Comprehensive	Combinations		Statement of	Comprehensive	Combinations
	Income	Income	and Other	Total	Income	Income	and Other	Total
Deferred income tax expense
(recovery)
Allowance for credit losses	$(25)	$–	$–	$(25)	$(22)	$–	$–	$(22)
Land, buildings, equipment,				–
and other depreciable assets	17	–	–	17	(31)	–	50	19
Deferred (income) expense	34	–	–	34	(73)	–	–	(73)
Trading loans	61	–	–	61	74	–	–	74
Derecognition of financial				–
assets and liabilities	74	(55)	–	19	4	86	–	90
Goodwill	13	–	–	13	33	–	–	33
Employee benefits	12	–	–	12	(11)	–	–	(11)
Losses available for carry				–
forward	(28)	–	–	(28)	(167)	–	–	(167)
Tax credits	(176)	–	–	(176)	(104)	–	–	(104)
Other deferred tax assets	(11)	–	(18)	(29)	(189)	–	(29)	(218)
Securities	(265)	(337)	–	(602)	553	(153)	–	400
Intangible assets	(91)	–	61	(30)	(8)	–	–	(8)
Pensions	23	–	–	23	53	–	–	53
Total deferred income tax
expense (recovery)	$(362)	$(392)	$43	$(711)	$112	$(67)	$21	$66

Certain taxable temporary differences associated with the Bank’s investments in subsidiaries, branches and associates, and interests in joint ventures did not result in the recognition of deferred tax liabilities as at October 31, 2013. The total amount of these temporary differences was $30 billion as at October 31, 2013 (October 31, 2012 – $26 billion).

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 75

NOTE 28: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank’s basic and diluted earnings per share.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the years ended October 31
	2013	2012	2011
Basic earnings per share
Net income attributable to common shareholders	$6,372	$6,171	$5,761
Weighted-average number of common shares outstanding (millions)	918.9	906.6	885.7
Basic earnings per share (dollars)	$6.93	$6.81	$6.50
Diluted earnings per share
Net income attributable to common shareholders	$6,372	$6,171	$5,761
Effect of dilutive securities
Capital Trust II Securities – Series 2012-1	3	17	17
Preferred Shares – Series M and N	–	–	25
Net income available to common shareholders including impact of dilutive securities	$6,375	$6,188	$5,803
Weighted-average number of common shares outstanding (millions)	918.9	906.6	885.7
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	2.9	3.3	4.5
TD Capital Trust II Securities – Series 2012-1 (millions)	0.7	5.0	4.9
Preferred Shares – Series M and N (millions)	–	–	7.8
Weighted-average number of common shares outstanding – diluted (millions)	922.5	914.9	902.9
Diluted earnings per share (dollars)[1]	$6.91	$6.76	$6.43
1	For the years ended October 31, 2013, October 31, 2012 and October 31, 2011, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank’s common shares.

NOTE 29: PROVISIONS, CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES, PLEDGED ASSETS, AND COLLATERAL

provisions

The following table summarizes the Bank’s provisions as at October 31, 2013 and October 31, 2012.

Provisions
(millions of Canadian dollars)
			Asset
			Retirement
	Litigation	Restructuring	Obligations	Other	Total
Balance as of November 1, 2011	$123	$5	$67	$58	$253
Additions	549	–	7	132	688
Amounts used	(377)	(1)	(9)	(96)	(483)
Unused amounts reversed	(6)	–	–	(4)	(10)
Foreign currency translation adjustments and other	(3)	–	1	(1)	(3)
Balance as at October 31, 2012, before allowance for
credit losses for off-balance sheet instruments	$286	$4	$66	$89	$445
Add: allowance for credit losses for off-balance sheet instruments[1]					211
Balance as of October 31, 2012					$656
Balance as of November 1, 2012	$286	$4	$66	$89	$445
Additions	251	129	7	102	489
Amounts used	(279)	(28)	–	(105)	(412)
Unused amounts reversed	(23)	–	(4)	(22)	(49)
Foreign currency translation adjustments and other	9	–	–	2	11
Balance as at October 31, 2013, before allowance for
credit losses for off-balance sheet instruments	$244	$105	$69	$66	$484
Add: allowance for credit losses for off-balance sheet instruments[1]					212
Balance as at October 31, 2013					$696
1	Refer to Note 7, Loans, Impaired Loans and Allowance for Credit Losses for further details.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 76

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including class actions and other litigation or disputes with third parties. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated. The Bank may incur losses in addition to the amounts recorded when the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible. The Bank considers losses to be reasonably possible when they are neither probable nor remote. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from zero to approximately $336 million as at October 31, 2013. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases which an estimate can be made. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. Consequently, these cases are not included in the range.

In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, there are a number of uncertainties involved in such proceedings, some of which are beyond the Bank’s control, including, for example, the risk that the requisite external approvals of a particular settlement may not be granted. As such, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

The following is a description of the Bank’s material legal or regulatory actions.

Rothstein Litigation

TD Bank, N.A. was named as a defendant in multiple lawsuits in state and federal court in Florida related to an alleged US$1.2 billion Ponzi scheme perpetrated by, among others, Scott Rothstein, a partner of the Fort Lauderdale, Florida based law firm, Rothstein, Rosenfeldt and Adler (“RRA”).

On July 11, 2013, the United States Bankruptcy Court for the Southern District of Florida confirmed a liquidation plan for the RRA bankruptcy estate that includes a litigation bar order in favor of TD Bank, N.A. (the “Bar Order”). TD Bank, N.A. and/or the Bank are or may be the subject of other litigation or regulatory proceedings related to the Rothstein fraud, although further civil litigation may be enjoined by the Bar Order. The outcome of any such proceedings is difficult to predict and could result in judgments, settlements, injunctions or other results adverse to TD Bank, N.A. or the Bank. Two pending civil matters are specifically exempted from the Bar Order.

First, TD Bank’s appeal of the verdict entered against it in the lawsuit captioned Coquina Investments v. TD Bank, N.A. et al. will continue. The jury in the Coquina lawsuit returned a verdict against TD Bank, N.A. on January 18, 2012 in the amount of US$67 million, comprised of US$32 million of compensatory damages and US$35 million of punitive damages. On August 3, 2012, the trial court entered an order sanctioning TD Bank, N.A. and its former outside counsel, Greenberg Traurig, for alleged discovery misconduct. The sanctions order established certain facts relating to TD Bank, N.A.’s knowledge of the Rothstein fraud and the unreasonableness of TD Bank, N.A.’s monitoring and alert systems, and ordered TD Bank, N.A. and Greenberg Traurig to pay the costs incurred by the plaintiff in bringing the sanctions motions. The judgment and sanctions order have been appealed to the United States Court of Appeals for the Eleventh Circuit.

Second, the Bar Order does not apply to a motion seeking sanctions against TD Bank, N.A. filed by the plaintiffs in the matter captioned Razorback Funding, LLC, et al. v. TD Bank, N.A., et al., which was dismissed pursuant to a settlement agreement entered into between the plaintiffs and TD Bank, N.A. in April 2012. TD Bank, N.A. has opposed the motion for sanctions and denies the purported basis for the motion.

Overdraft Litigation

TD Bank, N.A. was originally named as a defendant in six putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees: Dwyer v. TD Bank, N.A (D. Mass.); Hughes v. TD Bank, N.A. (D. N.J.); Mascaro v. TD Bank, N.A. (D. D.C.); Mazzadra, et al. v. TD Bank, N.A. (S.D. Fla.); Kimenker v. TD Bank, N.A. (D. N.J.); and Mosser v. TD Bank, N.A. (D. Pa.). These actions were transferred to the United States District Court for the Southern District of Florida and have now been dismissed or settled. Settlement payments were made to class members in June 2013; the Court retains jurisdiction over recipients and distributions.

On August 21 2013, TD Bank, N.A. was named as a defendant in King, et al. v. Carolina First Bank n/k/a TD Bank, N.A. (D.S.C.), a putative nationwide class action filed in federal court in South Carolina challenging overdraft practices at Carolina First Bank prior to its merger into TD Bank, N.A. in September 2010, as well as the overdraft practices at TD Bank, N.A. from August 16, 2010 to the present. On October 25, 2013, TD Bank, N.A. filed a motion to dismiss in part plaintiff’s complaint. This case is in its preliminary stages, and plaintiffs have not claimed a specific damages amount.

Glitnir Litigation

In January 2013, The Toronto-Dominion Bank (the Bank) was named as a defendant in Glitnir HF v. The Toronto-Dominion Bank, an English High Court proceeding issued by Glitnir HF, a former Icelandic bank. The claim arises out of the Bank’s termination of derivatives transactions following Glitnir’s bankruptcy during the Icelandic banking crisis in October 2008. In particular, the claim concerns the appropriateness of the foreign currency exchange rates, interest rates, and basis spreads used by the Bank in its close-out calculation in respect of Glitnir. The claim is scheduled to be heard in October 2014.

RESTRUCTURING

The Bank undertook certain measures commencing in the fourth quarter of 2013, which are expected to continue through fiscal year 2014, to reduce costs in a sustainable manner and achieve greater operational efficiencies. To implement these measures, the Bank recorded a provision of $129 million for restructuring initiatives related primarily to retail branch and real estate optimization initiatives.

COMMITMENTS

Credit-related Arrangements

In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. See the Guarantees section below for further details.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 77

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers’ liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 9.

The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments
(millions of Canadian dollars)		As at
	October 31	October 31
	2013	2012
Financial and performance standby letters of credit	$16,503	$15,802
Documentary and commercial letters of credit	200	279
Commitments to extend credit[1]
Original term to maturity of one year or less	32,593	31,845
Original term to maturity of more than one year	56,873	50,016
Total	$106,169	$97,942
1	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

In addition, the Bank is committed to fund $82 million (October 31, 2012 – $249 million) of private equity investments.

Long-term Commitments or Leases

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $768 million for 2014; $732 million for 2015; $683 million for 2016; $617 million for 2017, $538 million for 2018, and $2,918 million for 2019 and thereafter.

Future minimum finance lease commitments where the annual payment is in excess of $100 thousand, is estimated at $32 million for 2014; $18 million for 2015; $12 million for 2016; $7 million for 2017; $6 million for 2018; and $28 million for 2019 and thereafter.

The premises and equipment net rental expense, included under Non-interest expenses in the Consolidated Statement of Income, was $971 million for the year ended October 31, 2013 (2012 – $914 million; 2011 – $877 million).

Pledged Assets and Collateral

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, capital trust securities, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties. As at October 31, 2013, securities and other assets with a carrying value of $133.9 billion (October 31, 2012 – $144.1 billion) were pledged as collateral in respect of these transactions. See Note 8, Transfer of Financial Assets, for further details. Certain consumer instalment and other personal loan assets with a carrying value of $11.6 billion (October 31, 2012 – $11.7 billion) were also pledged with respect to covered bonds issued by the Bank.

Assets transferred by the Bank where the transferee has the right to sell or repledge are as follows:

Assets that can be Repledged or Sold
(millions of Canadian dollars)		As at
	October 31	October 31
	2013	2012
Trading loans, securities, and other	$29,484	$29,929
Other assets	120	120
Total	$29,604	$30,049

In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2013, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default was $19.8 billion (October 31, 2012 – $18.0 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $3.3 billion as at October 31, 2013 (October 31, 2012 – $4.1 billion).

Assets Sold with Recourse

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

GUARANTEES

The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold with Contingent Repurchase Obligations

The Bank sells mortgage loans to the TD Mortgage Fund (the ‘Fund’), a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank has an obligation to repurchase mortgage loans when they default for an amount equal to their carrying amount. Losses on the repurchased defaulted mortgages are recovered through realization of the security on the loan and the government guarantee, where applicable. In addition, if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unit-holder redemptions, it has the option to sell the mortgage loans back to the Bank at their fair value. Generally, the term of these agreements do not exceed five years.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 78

Credit Enhancements

The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient.

Written Options

Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.

Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, pre-defined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2013 was $82 billion (October 31, 2012 – $94 billion).

Indemnification Agreements

In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank’s request, to another entity.

The table below summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments
(millions of Canadian dollars)		As at
	October 31	October 31
	2013	2012
Financial and performance standby letters of credit	$16,503	$15,802
Assets sold with contingent repurchase obligations	341	581
Total	$16,844	$16,383

NOTE 30: RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Bank’s related parties include key management personnel, their close family members and their related entities, subsidiaries, associates, joint ventures, and post-employment benefit plans for the Bank’s employees.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors and their affiliates to be key management personnel. The Bank makes loans to its key management personnel, their close family members and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

Loans to Key Management Personnel, their Close Family Members and their Related Entities
(millions of Canadian dollars)		As at
	October 31	October 31
	2013	2012
Personal loans, including mortgages	$3	$6
Business loans	181	201
Total	$184	$207
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 79

COMPENSATION

The remuneration of key management personnel was as follows:

Compensation
(millions of Canadian dollars)	For the years ended October 31
	2013	2012	2011
Short-term employee benefits	$25	$23	$23
Post-employment benefits	2	1	2
Share-based payments	32	32	33
Total	$59	$56	$58

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 25 for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH SUBSIDIARIES, TD AMERITRADE AND SYMCOR INC.

Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.

Transactions between the Bank, TD Ameritrade and Symcor also qualify as related party transactions. Other than as described below, during fiscal 2013, there were no significant transactions between the Bank, TD Ameritrade and Symcor.

Other Transactions with TD Ameritrade and Symcor Inc.

i) TD AMERITRADE HOLDING CORPORATION

A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $821 million in 2013 (2012 – $834 million; 2011 – $762 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $70.4 billion in 2013 (2012 – $60.3 billion; 2011 – $49.3 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a servicing fee of 25 basis points on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula).

As at October 31, 2013, amounts receivable from TD Ameritrade were $54 million (October 31, 2012 – $129 million). As at October 31, 2013, amounts payable to TD Ameritrade were $103 million (October 31, 2012 – $87 million).

ii) TRANSACTIONS WITH SYMCOR INC.

The Bank has one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During fiscal 2013, the Bank paid $128 million (2012 – $128 million; 2011 – $139 million) for these services. As at October 31, 2013, the amount payable to Symcor was $10 million (October 31, 2012 – $10 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2013 and October 31, 2012.

NOTE 31: SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C), Wealth and Insurance, U.S. Personal and Commercial Banking (U.S. P&C), and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The results of TD Auto Finance Canada are reported in CAD P&C. The results of TD Auto Finance U.S. are reported in U.S. P&C. Integration charges, direct transaction costs, and changes in fair value of contingent consideration relating to the Chrysler Financial acquisition are reported in the Corporate segment.

Effective December 1, 2011, the results of the credit card portfolio of MBNA Canada are reported primarily in the CAD P&C and Wealth and Insurance segments. Integration charges and direct transaction costs relating to the acquisition of the credit card portfolio of MBNA Canada are reported in the CAD P&C segment. Effective March 13, 2013, the results of the U.S. credit card portfolio of Target are reported in the U.S. P&C segment and effective March 27, 2013, the results of Epoch are reported in the Wealth and Insurance segment.

Executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards, to the Group Head, Wealth and Insurance and Corporate Shared Services. Accordingly, effective November 1, 2011, the results of the TD Insurance business were transferred from CAD P&C to Wealth and Insurance. The prior period results have been restated retroactively to 2011.

Effective July 1, 2013, the Group Head, U.S. Personal and Commercial Banking became Chief Operating Officer, TD, and subsequently, on November 1, 2014, is expected to become the Bank’s Group President and Chief Executive Officer. Also effective July 1, 2013, the Group Head, Wealth Management, Insurance and Corporate Shared Services became Group Head, U.S. Personal and Commercial Banking. Executive responsibilities for the Wealth Management business will be moved to the Group Head, Canadian Banking and Auto Finance, TD, and the Credit Cards and Insurance businesses will be moved to the Group Head, Corporate Development, Enterprise Strategy and Treasury, TD. The Bank is currently finalizing its future reporting format and will update these results for segment reporting purposes effective the first quarter of fiscal 2014. These changes will be applied retroactively in all periods presented.

CAD P&C comprises the Bank’s personal and business banking in Canada and provides financial products and services to personal, small business, and commercial customers. Wealth and Insurance provides insurance, investment products and services to institutional and retail investors, and includes the Bank’s equity investment in TD Ameritrade. U.S. P&C provides commercial banking, mortgage banking and other financial services in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida. Wholesale Banking provides financial products and services to corporate, government, and institutional customers. The Bank’s other activities are grouped into the Corporate segment. The Corporate segment includes the effects of asset securitization programs, treasury management, collective provision for credit losses in CAD P&C and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 80

The results of each business segment reflect revenue, expenses and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximates the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangibles acquired as a result of business combinations is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of these intangibles.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

The Bank purchases CDS to hedge the credit risk in Wholesale Banking’s corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period’s earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment.

As discussed in Note 6, the Bank reclassified certain debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs, are reported in the Corporate segment.

The following table summarizes the segment results for the years ended October 31, 2013, October 31, 2012, and October 31, 2011.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 81

Results by Business Segment
(millions of Canadian dollars)	For the years ended October 31
						2013
	Canadian		U.S.
	Personal and		Personal and
	Commercial	Wealth and	Commercial	Wholesale
	Banking	Insurance	Banking	Banking	Corporate	Total
Net interest income (loss)	$8,345	$579	$5,172	$1,982	$–	$16,078
Non-interest income (loss)[1]	2,695	6,358	1,957	425	(251)	11,184
Provision for (reversal of) credit losses	929	–	779	26	(103)	1,631
Insurance claims and related expenses[1]	–	3,056	–	–	–	3,056
Non-interest expenses	5,136	2,821	4,550	1,541	994	15,042
Income (loss) before income taxes	4,975	1,060	1,800	840	(1,142)	7,533
Provision for (recovery of) income taxes	1,321	153	273	192	(796)	1,143
Equity in net income of an investment in
associate, net of income taxes	–	246	–	–	26	272
Net income (loss)	$3,654	$1,153	$1,527	$648	$(320)	$6,662
Total assets as at October 31
(billions of Canadian dollars)	$290.3	$27.5	$239.1	$269.3	$36.3	$862.5

						2012
Net interest income (loss)	$8,023	$583	$4,663	$1,805	$(48)	$15,026
Non-interest income (loss)[1]	2,629	5,860	1,468	849	(286)	10,520
Provision for (reversal of) credit losses	1,151	–	779	47	(182)	1,795
Insurance claims and related expenses[1]	–	2,424	–	–	–	2,424
Non-interest expenses	4,988	2,600	4,125	1,570	715	13,998
Income (loss) before income taxes	4,513	1,419	1,227	1,037	(867)	7,329
Provision for (recovery of) income taxes	1,209	261	99	157	(634)	1,092
Equity in net income of an investment in
associate, net of income taxes	–	209	–	–	25	234
Net income (loss)	$3,304	$1,367	$1,128	$880	$(208)	$6,471
Total assets as at October 31
(billions of Canadian dollars)	$282.6	$26.4	$209.1	$260.7	$32.3	$811.1

						2011
Net interest income (loss)	$7,190	$542	$4,392	$1,659	$(122)	$13,661
Non-interest income (loss)[1]	2,342	5,676	1,342	837	(18)	10,179
Provision for (reversal of) credit losses	824	–	687	22	(43)	1,490
Insurance claims and related expenses[1]	–	2,178	–	–	–	2,178
Non-interest expenses	4,433	2,616	3,593	1,468	937	13,047
Income (loss) before income taxes	4,275	1,424	1,454	1,006	(1,034)	7,125
Provision for (recovery of) income taxes	1,224	317	266	191	(672)	1,326
Equity in net income of an investment in
associate, net of income taxes	–	207	–	–	39	246
Net income (loss)	$3,051	$1,314	$1,188	$815	$(323)	$6,045
Total assets as at October 31
(billions of Canadian dollars)	$258.5	$26.7	$198.7	$220.3	$31.3	$735.5
1	Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 82

RESULTS BY GEOGRAPHY

For reporting of geographic results, segments are grouped into Canada, United States and Other international. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

(millions of Canadian dollars)	For the years ended October 31			As at October 31
			2013		2013
		Income before
	Total revenue[1]	income taxes	Net income	Goodwill	Total assets
Canada	$18,013	$5,233	$4,243	$1,554	$518,412
United States	7,205	1,040	877	11,694	262,682
Other international	2,044	1,260	1,542	49	81,438
Total	$27,262	$7,533	$6,662	$13,297	$862,532

			2012		2012
Canada	$17,314	$5,358	$4,294	$1,549	$498,449
United States	6,101	474	472	10,713	241,996
Other international	2,131	1,497	1,705	49	70,661
Total	$25,546	$7,329	$6,471	$12,311	$811,106

			2011		2011
Canada	$15,701	$4,510	$3,428	$1,455	$452,334
United States	5,708	796	631	10,753	221,576
Other international	2,431	1,819	1,986	49	61,583
Total	$23,840	$7,125	$6,045	$12,257	$735,493
1	Effective Q4 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.

NOTE 32: INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The following table details the balances of interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management’s estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category. The Bank’s risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7 are outlined in the shaded sections of the “Managing Risk” section of the MD&A in this report.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 83

Interest Rate Risk
(billions of Canadian dollars, except as noted)								As at
							October 31, 2013
				Total	Over 1	Non-
	Floating	Within 3	3 months	within	year to	Over	interest
	rate	months	to 1 year	1 year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$10.5	$20.8	$0.8	$32.1	$–	$–	$0.3	$32.4
Effective yield		0.3%	0.6%		–%	–%
Trading loans, securities, and other	$0.1	$6.0	$9.0	$15.1	$25.3	$11.8	$49.7	$101.9
Effective yield		1.6%	1.1%		2.0%	2.9%
Financial assets designated at fair value through profit or loss	$0.7	$0.6	$2.0	$3.3	$2.6	$0.5	$0.1	$6.5
Effective yield		4.8%	2.9%		3.6%	3.0%
Available-for-sale	$0.4	$7.4	$39.5	$47.3	$21.2	$10.4	$0.6	$79.5
Effective yield		0.3%	0.9%		2.1%	2.2%
Held-to-maturity	$–	$1.1	$2.0	$3.1	$17.6	$9.3	$–	$30.0
Effective yield		2.3%	1.6%		1.4%	2.1%
Securities purchased under reverse repurchase agreements	$2.2	$46.4	$7.2	$55.8	$2.1	$–	$6.4	$64.3
Effective yield		0.4%	0.2%		1.9%	–%
Loans	$15.3	$190.5	$47.4	$253.2	$157.5	$23.7	$10.5	$444.9
Effective yield		1.8%	3.7%		3.6%	3.9%
Other	$55.9	$–	$–	$55.9	$–	$–	$47.1	$103.0
Total assets	$85.1	$272.8	$107.9	$465.8	$226.3	$55.7	$114.7	$862.5
Liabilities and equity
Trading deposits	$–	$25.6	$19.8	$45.4	$0.7	$0.4	$1.1	$47.6
Effective yield		0.2%	0.4%		0.6%	2.1%
Other deposits	$196.2	$53.9	$49.3	$299.4	$54.8	$1.6	$187.7	$543.5
Effective yield		0.8%	0.9%		1.7%	2.1%
Securitization liabilities at fair value	$–	$4.4	$8.5	$12.9	$6.6	$2.5	$–	$22.0
Effective yield		0.9%	1.0%		1.7%	2.6%
Obligations related to securities sold short	$41.8	$–	$–	$41.8	$–	$–	$–	$41.8
Obligations related to securities sold under repurchase
agreements	$0.8	$27.7	$0.1	$28.6	$–	$–	$5.8	$34.4
Effective yield		0.4%	0.4%		–%	–%
Securitization liabilities at amortized cost	$–	$8.1	$2.6	$10.7	$12.0	$2.9	$–	$25.6
Effective yield		1.9%	1.5%		1.9%	2.9%
Subordinated notes and debentures	$–	$–	$0.2	$0.2	$7.6	$0.2	$–	$8.0
Effective yield		–%	10.1%		5.0%	9.2%
Other	$55.9	$–	$1.0	$56.9	$0.7	$–	$30.0	$87.6
Equity	$–	$1.5	$1.7	$3.2	$1.2	$–	$47.6	$52.0
Total liabilities and equity	$294.7	$121.2	$83.2	$499.1	$83.6	$7.6	$272.2	$862.5
Net position	$(209.6)	$151.6	$24.7	$(33.3)	$142.7	$48.1	$(157.5)	$–

							October 31, 2012
Assets
Cash resources and other	$5.7	$18.8	$0.4	$24.9	$–	$–	$0.2	$25.1
Effective yield		0.3%	1.3%		–%	–%
Trading loans, securities, and other	$0.2	$4.5	$13.1	$17.8	$24.2	$8.2	$44.3	$94.5
Effective yield		1.4%	1.0%		2.0%	2.6%
Financial assets designated at fair value through profit or loss	$0.5	$0.5	$0.4	$1.4	$4.0	$0.5	$0.3	$6.2
Effective yield		0.6%	1.8%		2.7%	3.2%
Available-for-sale	$3.4	$46.3	$7.8	$57.5	$26.0	$14.2	$0.9	$98.6
Effective yield		1.0%	2.0%		2.5%	2.6%
Securities purchased under reverse repurchase agreements	$3.2	$45.8	$7.9	$56.9	$2.0	$–	$10.3	$69.2
Effective yield		0.4%	0.3%		1.9%	–%
Loans	$8.2	$200.8	$40.0	$249.0	$134.3	$20.1	$5.4	$408.8
Effective yield		1.7%	2.4%		2.7%	3.7%
Other	$68.1	$–	$–	$68.1	$–	$–	$40.6	$108.7
Total assets	$89.3	$316.7	$69.6	$475.6	$190.5	$43.0	$102.0	$811.1
Liabilities and equity
Trading deposits	$–	$18.0	$19.4	$37.4	$0.1	$0.3	$1.0	$38.8
Effective yield		0.4%	0.4%		1.0%	2.0%
Other deposits	$193.4	$62.3	$36.6	$292.3	$49.6	$0.2	$145.7	$487.8
Effective yield		1.1%	1.6%		1.8%	2.0%
Securitization liabilities at fair value	$–	$1.2	$4.8	$6.0	$17.4	$1.5	$0.4	$25.3
Effective yield		3.0%	1.5%		1.7%	1.6%
Obligations related to securities sold short	$33.4	$–	$–	$33.4	$–	$–	$–	$33.4
Obligations related to securities sold under repurchase agreements	$1.2	$25.4	$2.0	$28.6	$–	$–	$10.2	$38.8
Effective yield		0.5%	0.2%		–%	–%
Securitization liabilities at amortized cost	$–	$10.8	$1.5	$12.3	$11.3	$2.6	$–	$26.2
Effective yield		1.4%	1.1%		1.4%	1.9%
Subordinated notes and debentures	$–	$–	$3.4	$3.4	$5.1	$2.8	$–	$11.3
Effective yield		–%	5.5%		4.8%	6.0%
Other	$72.2	$0.4	$–	$72.6	$–	$1.8	$26.1	$100.5
Equity	$–	$0.5	$0.8	$1.3	$2.2	$–	$45.5	$49.0
Total liabilities and equity	$300.2	$118.6	$68.5	$487.3	$85.7	$9.2	$228.9	$811.1
Net position	$(210.9)	$198.1	$1.1	$(11.7)	$104.8	$33.8	$(126.9)	$–

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 84

Interest Rate Risk by Category
(billions of Canadian dollars)								As at
							October 31, 2013
				Total	Over 1		Non-
	Floating	Within	3 months	within	year to	Over	interest
	Rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Canadian currency	$(177.4)	$110.7	$10.8	$(55.9)	$94.5	$12.1	$(40.1)	$10.6
Foreign currency	(32.2)	40.9	13.9	22.6	48.2	36.0	(117.4)	(10.6)
Net position	$(209.6)	$151.6	$24.7	$(33.3)	$142.7	$48.1	$(157.5)	$–

							October 31, 2012
Canadian currency	$(133.3)	$122.5	$5.0	$(5.8)	$62.8	$4.8	$(56.1)	$5.7
Foreign currency	(77.6)	75.6	(3.9)	(5.9)	42.0	29.0	(70.8)	(5.7)
Net position	$(210.9)	$198.1	$1.1	$(11.7)	$104.8	$33.8	$(126.9)	$–

NOTE 33: CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank’s portfolio could be sensitive to changing conditions in particular geographic regions.

Concentration of Credit Risk
(millions of Canadian dollars,						As at
except as noted)	Loans and customers' liability				Derivative financial
	under acceptances[1]		Credit Instruments[2,3]		instruments[4,5]
	October 31	October 31	October 31	October 31	October 31	October 31
	2013	2012	2013	2012	2013	2012
Canada	74%	76%	50%	52%	39%	32%
United States[6]	25	23	46	44	19	21
United Kingdom	–	–	1	1	15	26
Europe – other	–	–	2	2	20	15
Other international	1	1	1	1	7	6
Total	100%	100%	100%	100%	100%	100%
	$451,321	$416,071	$106,169	$97,942	$48,309	$60,475
1	Of the total loans and customers’ liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2013 was: Real estate 8% (October 31, 2012 – 8%).
2	As at October 31, 2013, the Bank had commitments and contingent liability contracts in the amount of $106,169 million (October 31, 2012 – $97,942 million). Included are commitments to extend credit totalling $89,466 million (October 31, 2012 – $81,861 million), of which the credit risk is dispersed as detailed in the table above.
3	Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2013: Financial institutions 17% (October 31, 2012 – 16%); pipelines, oil and gas 10% (October 31, 2012 – 11%); power and utilities 8% (October 31, 2012 – 8%); government, public sector entities and education 7% (October 31, 2012 – 10%); sundry manufacturing and wholesale 7% (October 31, 2012 – 5%); telecommunications, cable and media 7% (October 31, 2012 – 6%); automotive 7% (October 31, 2012 – 5%).
4	As at October 31, 2013, the current replacement cost of derivative financial instruments amounted to $48,309 million (October 31, 2012 – $60,475 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.
5	The largest concentration by counterparty type was with financial institutions (including non-banking financial institutions), which accounted for 83% of the total as at October 31, 2013 (October 31, 2012 – 74%). The second largest concentration was with governments, which accounted for 12% of the total as at October 31, 2013 (October 31, 2012 – 21%). No other industry segment exceeded 5% of the total.
6	Debt securities classified as loans were 1% as at October 31, 2013 (October 31, 2012 – 1%) of the total loans and customers’ liability under acceptances.
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 85

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure
(millions of Canadian dollars)		As at
	October 31	October 31
	2013	2012
Cash and due from banks	$2,455	$2,361
Interest-bearing deposits with banks	28,855	21,692
Securities[1]
Trading
Government and government-insured securities	32,861	34,563
Other debt securities	9,616	7,887
Retained interest	67	85
Available-for-sale
Government and government-insured securities	37,897	61,365
Other debt securities	38,936	33,864
Held-to-maturity
Government and government-insured securities	25,890	–
Other debt securities	4,071	–
Securities purchased under reverse purchase agreements	64,283	69,198
Derivatives[2]	86,752	113,648
Loans
Residential mortgages	185,709	172,075
Consumer instalment and other personal	118,523	117,369
Credit card	21,380	14,670
Business and government	115,837	100,080
Debt securities classified as loans	3,473	4,654
Customers’ liability under acceptances	6,399	7,223
Other assets	12,635	10,278
Total assets	795,639	771,012
Credit instruments[3]	106,169	97,942
Unconditionally cancellable commitments to extend credit
relating to personal lines of credit and credit card lines	177,755	149,975
Total credit exposure	$1,079,563	$1,018,929
1	Excludes equity securities.
2	The gross maximum credit exposure for derivatives is based on the credit equivalent amount. The amounts exclude exchange traded derivatives and non-trading credit derivatives. See Note 10.
3	The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. See Note 29.

Credit Quality of Financial Assets

The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the standardized approach to credit risk. Under the standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral, and external credit assessments. These assets relate primarily to the Bank’s U.S. Personal and Commercial Banking portfolio. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the risk rating for the standardized approach.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 86

Financial Assets Subject to the Standardized Approach by Risk-Weights
(millions of Canadian dollars)								As at
					October 31, 2013
	0%	20%	35%	50%	75%	100%	150%	Total
Loans
Residential mortgages	$146	$273	$19,080	$–	$1,649	$213	$3	$21,364
Consumer instalment and other personal	–	100	3,858	–	24,095	60	152	28,265
Credit card	–	–	–	–	13,987	–	119	14,106
Business and government	4,456	1,832	–	–	2,797	44,505	1,094	54,684
Debt securities classified as loans	–	571	–	–	–	9	–	580
Total loans	4,602	2,776	22,938	–	42,528	44,787	1,368	118,999
Held-to-maturity	–	11,440	–	–	–	–	–	11,440
Securities purchased under reverse							–
repurchase agreements	–	2,085	–	–	–	–	–	2,085
Customers' liability under acceptances	–	–	–	–	–	1	–	1
Other assets[1]	3,585	622	–	1	–	32	–	4,240
Total assets	8,187	16,923	22,938	1	42,528	44,820	1,368	136,765
Off-balance sheet credit instruments	–	2,079	–	–	279	16,643	–	19,001
Total	$8,187	$19,002	$22,938	$1	$42,807	$61,463	$1,368	$155,766

					October 31, 2012
Loans
Residential mortgages	$160	$176	$15,901	$–	$1,452	$176	$2	$17,867
Consumer instalment and other personal	–	338	3,462	–	23,566	77	154	27,597
Credit card	–	–	–	–	7,419	–	14	7,433
Business and government	3,010	1,797	–	–	2,602	39,703	1,225	48,337
Debt securities classified as loans	–	15	–	–	–	11	–	26
Total loans	3,170	2,326	19,363	–	35,039	39,967	1,395	101,260
Held-to-maturity	–	–	–	–	–	–	–	–
Securities purchased under reverse
repurchase agreements	–	1,998	–	–	–	–	–	1,998
Customers' liability under acceptances	–	–	–	–	–	2	–	2
Other assets[1]	4,016	712	–	1	–	–	–	4,729
Total assets	7,186	5,036	19,363	1	35,039	39,969	1,395	107,989
Off-balance sheet credit instruments	15	1,942	–	–	709	14,087	–	16,753
Total	$7,201	$6,978	$19,363	$1	$35,748	$54,056	$1,395	$124,742
1	Other assets include amounts due from banks and interest-bearing deposits with banks.

The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk in the Basel III Capital Accord. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank’s historical loss experience (by counterparty type) and on other key risk assumptions. Refer to the Managing Risk – Credit Risk section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 87

Non-Retail Financial Assets Subject to the AIRB Approach by Risk Rating
(millions of Canadian dollars)					As at
		October 31, 2013
		Non-
	Investment	Investment	Watch and	Impaired/
	grade	grade	classified	defaulted	Total
Loans
Residential mortgages[1]	$107,232	$–	$–	$–	$107,232
Consumer instalment and other personal[1]	26,728	32	–	–	26,760
Business and government	27,167	27,340	617	133	55,257
Debt securities classified as loans	2,504	158	120	173	2,955
Total loans	163,631	27,530	737	306	192,204
Held-to-maturity	18,521	–	–	–	18,521
Securities purchased under reverse repurchase agreements	52,711	9,487	–	–	62,198
Customers' liability under acceptances	3,191	3,187	20	–	6,398
Other assets[2]	25,930	32	–	–	25,962
Total assets	263,984	40,236	757	306	305,283
Off-balance sheet credit instruments	58,886	7,151	276	10	66,323
Total	$322,870	$47,387	$1,033	$316	$371,606

		October 31, 2012
Loans
Residential mortgages[1]	$107,374	$–	$–	$–	$107,374
Consumer instalment and other personal[1]	30,221	35	–	–	30,256
Business and government	23,590	21,979	679	162	46,410
Debt securities classified as loans	3,829	433	318	183	4,763
Total loans	165,014	22,447	997	345	188,803
Held-to-maturity	–	–	–	–	–
Securities purchased under reverse repurchase agreements	64,026	3,174	–	–	67,200
Customers' liability under acceptances	3,584	3,576	51	10	7,221
Other assets[2]	18,148	39	–	–	18,187
Total assets	250,772	29,236	1,048	355	281,411
Off-balance sheet credit instruments	52,388	6,247	201	6	58,842
Total	$303,160	$35,483	$1,249	$361	$340,253
1	Includes Canada Mortgage and Housing Corporation (CMHC) insured exposures classified as sovereign exposure under Basel III and therefore included in the non-retail category under the AIRB approach.
2	Other assets include amounts due from banks and interest-bearing deposits with banks.
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 88

Retail Financial Assets Subject to the AIRB Approach by Risk Rating[1]
(millions of Canadian dollars)						As at
			October 31, 2013
	Low risk	Normal risk	Medium risk	High risk	Default	Total
Loans
Residential mortgages[2]	$27,357	$23,310	$4,736	$1,661	$160	$57,224
Consumer instalment and other personal[2]	24,509	26,538	9,020	3,813	287	64,167
Credit card	1,073	2,420	2,919	1,651	53	8,116
Business and government[3]	403	2,967	2,255	1,153	80	6,858
Total loans	53,342	55,235	18,930	8,278	580	136,365
Held-to-maturity	–	–	–	–	–	–
Off-balance sheet credit instruments	35,589	13,747	3,936	921	4	54,197
Total	$88,931	$68,982	$22,866	$9,199	$584	$190,562

			October 31, 2012
Loans
Residential mortgages[2]	$25,770	$15,508	$3,946	$1,541	$166	$46,931
Consumer instalment and other personal[2]	11,510	25,177	17,401	5,693	293	60,074
Credit card	970	2,282	2,894	1,720	59	7,925
Business and government[3]	334	2,349	2,349	1,187	75	6,294
Total loans	38,584	45,316	26,590	10,141	593	121,224
Held-to-maturity	–	–	–	–	–	–
Off-balance sheet credit instruments	20,597	17,191	6,299	1,218	4	45,309
Total	$59,181	$62,507	$32,889	$11,359	$597	$166,533
1	Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities and securities designated at fair value through profit or loss, which are carried at fair value on the Consolidated Balance Sheet.
2	Excludes CMHC insured exposures classified as sovereign exposure under Basel III and therefore included in the non-retail category under the AIRB approach.
3	Business and government loans in the retail portfolio include small business loans.

NOTE 34: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.

The Bank’s capital management objectives are:

•	To be an appropriately capitalized financial institution as determined by:

– The Bank’s Risk Appetite Statement;

– Capital requirements defined by relevant regulatory authorities; and,

– The Bank’s internal assessment of capital requirements consistent with the Bank’s risk profile and risk tolerance levels.

•	To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:

– Insulate the Bank from unexpected events; or

– Support and facilitate business growth and/or acquisitions consistent with the Bank’s strategy and risk appetite.

•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank’s overall objective of providing a satisfactory return on shareholders’ equity.

Basel III Capital Framework

Changes in capital requirements approved by the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. These changes are intended to strengthen global capital rules with the goal of promoting a more resilient global banking sector.

Under Basel III, total capital consists of three components, namely Common Equity Tier 1 (CET1), Additional Tier 1 and Tier 2 capital. The sum of the first two components is defined as Tier 1 capital. CET1 capital is mainly comprised of common shares, retained earnings and accumulated other comprehensive income, is the highest quality capital and the predominant form of Tier 1 capital. CET1 capital includes regulatory adjustments and deductions for items such as goodwill, other intangibles, amounts by which capital items (such as, significant investments in CET1 capital of financial institutions, mortgage servicing rights and deferred tax assets from temporary differences) exceed allowable thresholds. Tier 2 capital is mainly comprised of subordinated debt, certain loan loss allowances and minority interests in subsidiaries’ Tier 2 instruments.

Under Basel III, risk-weighted assets are higher, primarily as a result of the 250% risk-weighted threshold items not deducted from CET1 capital, securitization exposures being risk weighted (previously deducted from capital) and a new capital charge for credit risk related to asset value correlation for financial institutions. Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by RWA.

The BCBS is finalizing a leverage ratio requirement with planned implementation in 2018, intended to serve as a supplementary measure to the risk-based capital requirements, with the objective of constraining excessive leverage.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage and mitigate risks. It specifies methodologies for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Bank, N.A. including South Financial and Chrysler Financial) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 89

Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank’s ability to extract capital or funds for other uses.

During the year ended October 31, 2013, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple (ACM). This guideline is based on “A global regulatory framework for more resilient banks and banking systems” (Basel III) issued by the Basel Committee on Banking Supervision (BCBS). Up until October 31, 2012, the guideline was based on the Basel II regulatory framework. OSFI’s target CET1, Tier 1 and Total capital ratios for Canadian banks are 7%, 8.5% and 10.5%, respectively.

The Bank’s regulatory capital position as at October 31 was as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	October 31	October 31
	2013	2012
Common Equity Tier 1[1]	$25,822	n/a
Common Equity Tier 1 capital ratio[1,2]	9.0%	n/a
Tier 1 capital[3]	$31,546	$30,989
Tier 1 capital ratio[2,3,4]	11.0%	12.6%
Total capital[3,5]	$40,690	$38,595
Total capital ratio[2,3,6]	14.2%	15.7%
Assets-to-capital multiple[7,8]	18.2	18.0
1	Effective 2013, the Bank implemented the Basel III regulatory framework. As a result, the Bank began reporting the measures, CET1 and CET1 capital ratio, in accordance with the “all-in” methodology.
2	The final CAR Guideline postponed the Credit Valuation Adjustment (CVA) capital add-on charge until January 1, 2014.
3	Effective 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to 2013, amounts were calculated in accordance with the Basel II regulatory framework.
4	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
5	Total capital includes CET1, Tier 1 and Tier 2 capital.
6	Total capital ratio is calculated as Total capital divided by RWA.
7	The ACM is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total capital.
8	Effective 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “transitional” methodology. Prior to 2013, amounts were calculated in accordance with the Basel II regulatory framework.

OSFI’s relief provision permits phase-in of the impact of IFRS in the calculation of regulatory capital on a straight-line basis over five quarters from November 1, 2011 to January 31, 2013. The IFRS transition adjustment for regulatory capital is the difference between adjusted net Tier 1 capital under Canadian GAAP and IFRS at October 31, 2011 and the impact has been fully phased in as at January 31, 2013. OSFI has also provided IFRS transitional provisions for the ACM, which allows for the exclusion of assets securitized and sold through CMHC-sponsored programs prior to March 31, 2010 from the calculation of ACM.

NOTE 35: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to credit, market and liquidity risks are an integral part of the 2013 Consolidated Financial Statements.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 90

NOTE 36: INFORMATION ON SUBSIDIARIES

The following is a list of the directly or indirectly held significant subsidiaries of the Bank.

SIGNIFICANT SUBSIDIARIES[1]

Address of Head
NORTH AMERICA	or Principal Office[2]	Description
CT Financial Assurance Company	Toronto, Ontario	Insurance Company
Meloche Monnex Inc.	Montreal, Quebec	Holding Company providing management services to subsidiaries
Security National Insurance Company	Montreal, Quebec	Insurance Company
Primmum Insurance Company	Toronto, Ontario	Insurance Company
TD Direct Insurance Inc.	Toronto, Ontario	Insurance Company
TD General Insurance Company	Toronto, Ontario	Insurance Company
TD Home and Auto Insurance Company	Toronto, Ontario	Insurance Company
TD Asset Management Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario	Investment Counselling and Portfolio Management
TD Auto Finance (Canada) Inc.	Toronto, Ontario	Automotive Finance Entity
TD Auto Finance Services Inc.	Toronto, Ontario	Automotive Finance Entity
TD Equipment Finance Canada Inc.	Oakville, Ontario	Financial Leasing Entity
TD Financing Services Home Inc.	Toronto, Ontario	Mortgage Lender
TD Financing Services Inc.	Toronto, Ontario	Financial Services Entity
TD Investment Services Inc.	Toronto, Ontario	Mutual Fund Dealer
TD Life Insurance Company	Toronto, Ontario	Insurance Company
TD Mortgage Corporation	Toronto, Ontario	Loan Company
TD Pacific Mortgage Corporation	Vancouver, British Columbia	Loan Company
The Canada Trust Company	Toronto, Ontario	Trust Company
TD Securities Inc.	Toronto, Ontario	Investment Dealer and Broker
TD US P & C Holdings ULC	Calgary, Alberta	Holding Company
TD Bank US Holding Company	Cherry Hill, New Jersey	Holding Company
Epoch Investment Partners, Inc.[3]	New York, New York	Investment Counselling and Portfolio Management
TD Bank USA, National Association	Wilmington, Delaware	U.S. National Bank
TD Bank, National Association	Wilmington, Delaware	U.S. National Bank
TD Auto Finance LLC	Farmington Hills, Michigan	Automotive Finance Entity
TD Equipment Finance, Inc.	Cherry Hill, New Jersey	Financial Leasing Entity
TD Private Client Wealth LLC	New York, New York	Brokerage Service Entity
TD Wealth Management Services Inc.	Cherry Hill, New Jersey	Insurance Agency
TD Vermillion Holdings ULC	Calgary, Alberta	Holding Company
TD Financial International Ltd.	Hamilton, Bermuda	Holding Company
Canada Trustco International Limited	St. James, Barbados	Intragroup Lending Company
TD Reinsurance (Barbados) Inc.	St. James, Barbados	Reinsurance Company
TD Reinsurance (Ireland) Limited	Dublin, Ireland	Reinsurance Company
Toronto Dominion International Inc.	St. James, Barbados	Intragroup Lending Company
TD Waterhouse Canada Inc.	Toronto, Ontario	Investment Dealer
TDAM USA Inc.	Wilmington, Delaware	Investment Counselling and Portfolio Management
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	Holding Company
TD Holdings II Inc.	New York, New York	Holding Company
TD Securities (USA) LLC	New York, New York	Securities Dealer
Toronto Dominion (Texas) LLC	New York, New York	Financial Services Entity
Toronto Dominion (New York) LLC	New York, New York	Financial Services Entity
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York	Small Business Investment Company
INTERNATIONAL
TD Bank International S.A.	Luxembourg, Luxembourg	International Online Brokerage Services
TD Bank N.V.	Amsterdam, The Netherlands	Dutch Bank
TD Ireland	Dublin, Ireland	Holding Company
TD Global Finance	Dublin, Ireland	Securities Dealer
TD Wealth Holdings (UK) Limited	Leeds, England	Holding Company
TD Direct Investing (Europe) Limited	Leeds, England	Discount Brokerage
Toronto Dominion Australia Limited	Sydney, Australia	Securities Dealer
Toronto Dominion Investments B.V.	London, England	Holding Company
TD Bank Europe Limited	London, England	UK Bank
Toronto Dominion Holdings (U.K.) Limited	London, England	Holding Company
TD Securities Limited	London, England	Securities Dealer
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	Merchant Bank
1	As at October 31, 2013, the Bank, either directly or through its subsidiaries, owned 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of all the entities listed above.
2	Each subsidiary is incorporated or organized in the country in which its head or principal office is located, with the exception of Toronto Dominion Investments B.V., a company incorporated in The Netherlands but with its principal office in the United Kingdom.
3	Reflects ownership structure as at November 1, 2013.

SUBSIDIARIES WHERE THE BANK OWNS 50 PERCENT OR LESS OF THE VOTING RIGHTS

The Bank also consolidates certain subsidiaries where it owns 50 per cent or less of the voting rights. Most of those subsidiaries are SPEs that are sponsored by the Bank for a variety of purposes. These subsidiaries are not included in the ‘Significant Subsidiaries’ table above.

In the normal course of business, the Bank becomes involved with SPEs, primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, commercial real estate leasing and closed-end funds. The Bank’s involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities. Refer to Note 9, Special Purpose Entities.

TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 91

INVESTEES WHERE THE BANK OWNS MORE THAN HALF OF THE VOTING RIGHTS

The Bank owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when:

•	Another investor has the power over more than half of the voting rights by virtue of an agreement with the Bank; or
•	Another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement; or
•	Another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

SUBSIDIARIES WITH RESTRICTIONS TO TRANSFER FUNDS

Certain of the Bank’s subsidiaries have regulatory requirements to fulfill, in accordance with applicable law, in order to transfer funds, including paying dividends to, repaying loans to, or redeeming subordinated debentures issued to, the Bank. These customary requirements include, but are not limited to:

•	Local regulatory capital and/or surplus adequacy requirements;
•	Basel requirements under Pillar I and Pillar II;
•	Local regulatory approval requirements; and
•	Local corporate and/or securities laws.

NOTE 37: SUBSEQUENT EVENTS

Sale of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million, subject to certain price adjustment mechanisms. The effects of the sale will be recorded in the first quarter of fiscal 2014.

Stock Dividend

The Bank’s Board of Directors has declared a stock dividend of one common share per each issued and outstanding common share, which has the same effect as a two-for-one split of the common share. Shareholders of record as at the close of business on January 23, 2014 are entitled to receive the stock dividend on the payment date of January 31, 2014. In future periods, the Bank will present earnings per share figures to give effect to the stock dividend. The following table presents the pro forma effect on the Bank’s basic and diluted earnings per share, as if the stock dividend was retroactively applied to all periods presented.

Pro forma Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the years ended October 31
	2013	2012	2011
Pro forma basic earnings per share
Net income attributable to common shareholders	$6,372	$6,171	$5,761
Pro forma weighted-average number of common shares outstanding (millions)	1,837.9	1,813.2	1,771.4
Pro forma basic earnings per share (dollars)	3.47	3.40	3.25
Pro forma diluted earnings per share
Net income attributable to common shareholders	6,372	6,171	5,761
Pro forma effect of dilutive securities
Capital Trust II Securities – Series 2012-1	3	17	17
Preferred Shares – Series M and N	–	–	25
Pro forma net income available to common shareholders including impact of dilutive securities	6,375	6,188	5,803
Pro forma weighted-average number of common shares outstanding (millions)	1,837.9	1,813.2	1,771.4
Pro forma effect of dilutive securities
Stock options potentially exercisable (millions)[1]	5.7	6.5	9.1
TD Capital Trust II Securities – Series 2012-1 (millions)	1.5	10.0	9.9
Preferred Shares – Series M and N (millions)	–	–	15.5
Pro forma weighted-average number of common shares outstanding – diluted (millions)	1,845.1	1,829.7	1,805.9
Pro forma diluted earnings per share (dollars)[1]	$3.46	$3.38	$3.21
1	For the years ended October 31, 2013, October 31, 2012 and October 31, 2011, the computation of diluted earnings per share did not exclude any weighted-average options where the option price was greater than the average market price of the Bank’s common shares.
TD BANK GROUP • 2013 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	Page 92

GLOSSARY

Financial and Banking Terms

Adjusted Results: A non-GAAP financial measure used to assess each of the Bank’s businesses and to measure the Bank’s overall performance.

Allowance for Credit Losses: Total allowance for credit losses consists of counterparty-specific, collectively assessed allowance for individually insignificant impaired loans, and collectively assessed allowance for incurred but not identified credit losses. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes are adequate to absorb credit-related losses in the lending portfolio.

Alt-A Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime lending criteria. However, characteristics about the mortgage such as loan to value (LTV), loan documentation, occupancy status or property type, etc., may cause the mortgage not to qualify under standard underwriting programs.

.

Amortized Cost: The original cost of an investment purchased at a discount or premium plus or minus the portion of the discount or premium subsequently taken into income over the period to maturity.

Assets under Administration: Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). These assets are not reported on the Bank’s Consolidated Balance Sheet.

Assets under Management: Assets that are beneficially owned by customers, managed by the Bank, where the Bank makes investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank’s Consolidated Balance Sheet.

Asset-backed Securities (ABS): A security whose value and income payments are derived from and collateralized (or “backed”) by a specified pool of underlying assets.

Average Common Equity: Average common equity is the equity cost of capital calculated using the capital asset pricing model.

Average Earnings Assets: The average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.

Average Invested Capital: Average invested capital is equal to average common equity plus the average cumulative after-tax amounts of goodwill and intangible assets amortized as of the reporting date.

Carrying Value: The value at which an asset or liability is carried at on the Consolidated Balance Sheet.

Collateralized Debt Obligation (CDO): Collateralized securities with multiple tranches that are issued by special purpose entities (SPEs). Each tranche offers a varying degree of risk and return to meet investor demand. In the event of a default, interest and principal payments are made in order of seniority.

Common Equity Tier 1 (CET1): This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying non-controlling interest in subsidiaries. Regulatory deductions made to arrive at the CET1 capital include goodwill and intangibles, unconsolidated investments in banking, financial, and insurance entities, deferred tax assets, defined benefit pension fund assets and shortfalls in allowances.

CET1 Ratio: CET1 ratio represents the predominant measure of capital adequacy under Basel III and equals CET1 capital divided by RWA.

Credit Valuation Adjustment (CVA): CVA represents an add-on capital charge that measures credit risk due to default of derivative counterparties. This add-on charge requires banks to capitalize for the potential changes in counterparty credit spread for the derivative portfolios. As per OSFI's Final Capital Adequacy Requirements (CAR) guideline, CVA capital add-on charge will be effective

January 1, 2014.

Dividend Yield: Dividends paid during the year divided by average of high and low common share prices for the year.

Economic Profit: A tool to measure shareholder value creation. Economic profit is the Bank’s adjusted net income less preferred dividends and a charge for average invested capital.

Efficiency Ratio: Non-interest expenses as a percentage of total revenue, the efficiency ratio measures the efficiency of the Bank’s operations.

Effective Interest Rate: Discount rate applied to estimated future cash payments or receipts over the expected life of the financial instrument (or, when appropriate), a shorter period, to arrive at the net carrying amount of the financial asset or liability.

Fair Value: The amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forward Contracts: Contracts that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.

Futures: Contracts to buy or sell a security at a predetermined price on a specified future date.

Hedging: A risk management technique intended to mitigate the Bank’s exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.

Impaired Loans: Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

Mark-to-Market: A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.

Master Netting Agreements: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.

Net Interest Margin: Net interest income as a percentage of average earning assets.

Notional: A reference amount on which payments for derivative financial instruments are based.

Office of the Superintendent of Financial Institutions Canada (OSFI):

The regulator of Canadian federally chartered financial institutions and federally administered pension plans.

Options: Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.

Prime Jumbo Mortgages: A classification of mortgages where borrowers have a clean credit history consistent with prime lending criteria and standard mortgage characteristics. However, the size of the mortgage exceeds the maximum size allowed under government sponsored mortgage entity programs.

Provision for Credit Losses (PCL): Amount added to the allowance for credit losses to bring it to a level that management considers adequate to absorb all credit related losses in its portfolio.

Return on Common Shareholders’ Equity: Net income available to common shareholders as a percentage of average common shareholders’ equity. A broad measurement of a bank’s effectiveness in employing shareholders’ funds.

Return on Invested Capital (ROIC): A measure of shareholder value calculated as adjusted net income less preferred dividends, divided by average invested capital.

Risk-weighted Assets (RWA): Assets calculated by applying a regulatory predetermined risk-weight factor to on and off-balance sheet exposures. The risk-weight factors are established by the OSFI to convert on and off-balance sheet exposures to a comparable risk level.

Securitization: The process by which financial assets, mainly loans, are transferred to a trust, which normally issues a series of asset-backed securities to investors to fund the purchase of loans.

Special Purpose Entities (SPEs): Entities that are created to accomplish a narrow and well-defined objective. SPEs may take the form of a corporation, trust, partnership, or unincorporated entity. SPEs are often created with legal arrangements that impose limits on the decision-making powers of their governing board, trustees or management over the operations of the SPE.

Swaps: Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.

Taxable Equivalent Basis (TEB): A non-GAAP financial measure that increases revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to an equivalent before-tax basis to facilitate comparison of net interest income from both taxable and tax-exempt sources.

Tier 1 Capital Ratio: Tier 1 capital represents the more permanent forms of capital, consisting primarily of common shareholders’ equity, retained earnings, preferred shares and innovative instruments. Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.

Total Capital Ratio: Total capital is defined as the total of net Tier 1 and Tier 2 capital. Total capital ratio is calculated as total capital divided by RWA.

Total Shareholder Return (TSR): The change in market price plus dividends paid during the year as a percentage of the prior year’s closing market price per common share.

Value-at-Risk (VaR): A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.